
11006219



Annual Report 2010



MI Developments Inc.

Table of Contents

Letter to Shareholders 1

Management's Discussion and Analysis of Results of Operations and Financial Position 3

Management's Responsibility for Financial Reporting 58

Independent Auditors' Report of Registered Public Accounting Firm 59

Independent Auditors' Report on Internal Controls 60

Consolidated Balance Sheets 62

Consolidated Statements of Income (Loss) 63

Consolidated Statements of Comprehensive Income (Loss) 64

Consolidated Statements of Cash Flows 65

Notes to Consolidated Financial Statements 66

Corporate Information . . . . Inside Back Cover

LETTER TO SHAREHOLDERS

Dear Shareholders:

2010 was an eventful year for MI Developments Inc. ("MID").

As 2009 ended, Magna Entertainment Corp. ("MEC") was in bankruptcy and the unsecured creditors of MEC were challenging the security for our loans to MEC. On April 30, 2010, a Plan of Reorganization proposed by MID, MEC and MEC's unsecured creditors settled the legal challenge and avoided the costs and distractions of protracted litigation and appeals. MEC transferred to MID what is now the entirety of our Racing & Gaming Business. Following the acquisition of such business, MID, through the Special Committee of our Board, developed forbearance arrangements to take effect commencing with the 2011 financial year, which would allow the Special Committee to monitor, manage and control the Company's investment in the Racing & Gaming Business.

Magna International Inc. ("Magna"), our major tenant, completed a transaction which saw its founder and Chairman, Frank Stronach, cede control and eliminated Magna's dual class share structure. Magna reported a strong recovery in its sales and earnings for the year ended December 31, 2010 with a sales increase of 39% year-over-year to $24.1 billion which generated net income of $973 million and cash from operations of $1.7 billion.

In our core income-producing property business, we continued to expand our tenant base, completing the retenanting of our 246,000 square foot property in the City of Pacific, near St. Louis, Missouri, as well as completing a second tenancy with Siemens Canada for our vacant 253,000 square foot property in Tillsonburg, Ontario. Although Magna's plant rationalization strategy resulted in Magna ceasing to occupy the City of Pacific property as well as a 132,000 square foot property in Canada during 2010 and the fact that nine facilities are currently included in Magna's rationalization strategy, we completed a 114,000 square foot expansion of a Magna facility in Mexico in 2010 and are currently working on a number of potential plant expansions for Magna subsidiaries in the United States, Austria and Germany.

On December 22, 2010, MID received a reorganization proposal providing for the elimination of MID's dual-class share structure through a Plan of Arrangement involving the cancellation of the Class B Shares held by MID's controlling shareholder in exchange for MID's Racing & Gaming Business, $20 million of working capital as of January 1, 2011 and substantially all of MID's development properties. In connection with the reorganization proposal, the Company obtained information related to these development properties that indicates the existence of potential impairments. As a result, the Company has taken a non-cash charge of $44 million against lands held for long-term development at December 31, 2010 and certain racing and gaming assets prior to their transfer under the Plan of Arrangement.

The Plan of Arrangement also provides that MID will purchase for cancellation the remaining Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share. Following cancellation of the Class B Shares, MID will have a single class of voting equity securities called Common Shares, with each Common Share having one vote per share.

If the Plan of Arrangement is implemented, MID will retain its income-producing real estate property business and will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming pursuant to a forbearance agreement. In addition, a new board to be elected at the upcoming annual and special meeting on March 29, 2011 will take office immediately prior to the implementation of the Plan of Arrangement.

The Plan of Arrangement was initiated by a group of Class A Shareholders holding in excess of 50% of MID's Class A Subordinate Voting Shares, including eight of MID's top ten shareholders and supported by our controlling shareholder, which holds 57% of the votes attaching to MID's outstanding shares. Each of the initiating Class A Shareholders and our controlling shareholder has agreed to vote in favour of the Plan of Arrangement. In addition, shareholders representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the Plan of Arrangement.

Shareholders will be asked to vote on the Plan of Arrangement at an annual and special meeting of MID to be held at the TMX Broadcast Gallery, the Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on

March 29, 2011 at 10:00 a.m. (Toronto time). For further information on the Plan of Arrangement, including a detailed description of the background to the transaction and the reasons why the MID Board is recommending that shareholders vote in favour of the Plan of Arrangement, please see MID's Management Information Circular dated February 22, 2011 which has been mailed to shareholders and is available on our website at www.midevelopments.com and on SEDAR at www.sedar.com.

I encourage you to review and consider the Management Information Circular and to vote, whether in person or by proxy, in favour of the Plan of Arrangement. I also encourage you to review the Annual Information Form of MID for the year ended December 31, 2010.

Looking ahead, MID's high quality income-producing real estate portfolio, sustainable income stream, blue-chip base of corporate tenants and strong balance sheet provide MID a solid basis for continued growth and success.



FRANZ DEUTSCH
Chairman of the Special Committee

Management's Discussion and Analysis of Results of Operations and Financial Position

For the year ended December 31, 2010

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2010. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2010, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of the Company's results of operations and financial position from U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP"), see note 26 to the consolidated financial statements. This MD&A is prepared as at March 10, 2011. Additional information relating to MID, including the Annual Information Form for 2010, can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. ("Magna") and its automotive operating units. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID is engaged in racing and gaming operations and owns Santa Anita Park, Golden Gate Fields, Gulfstream Park, Portland Meadows, AmTote International Inc. ("AmTote") and XpressBet, Inc. ("XpressBet®"), and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. In addition, effective July 1, 2010, the Company owns a 51% interest in a joint venture with real estate and racing operations in Maryland including, Pimlico Race Course, Laurel Park and a thoroughbred training center and a 49% interest in a joint venture which was established to pursue gaming opportunities at the Maryland properties. The Company operates and reports in two segments, the "Real Estate Business" and the "Racing & Gaming Business".

Real Estate Business

The Real Estate Business is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. Members of the Magna group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see *"REAL ESTATE BUSINESS — BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT — Our Relationship with Magna"*). In addition, MID owns land for industrial development and owns and acquires land to develop for mixed-use and residential projects. The Company's primary objective is to increase cash flow from its real estate operations, net income and the value of its assets in order to maximize the return on shareholders' equity over the long term.

The Real Estate Business is the successor to Magna's real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna.

Racing & Gaming Business

The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a U.S. based national account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes a 50% joint venture interest in

The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and effective July 1, 2010, a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland properties.

The Racing & Gaming Business is the successor to certain of the racing and gaming operations of Magna Entertainment Corp. ("MEC"), certain of whose operations were transferred to MID on April 30, 2010 pursuant to MEC's Plan of Reorganization (the "Plan") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (see *"SIGNIFICANT MATTERS — TRANSFER OF MEC ASSETS TO MID"*).

Segmented Information

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. In this MD&A, we use the terms "Real Estate Business" and "Racing & Gaming Business" to analyze the financial results for the years ended December 31, 2010 and 2009. The results of operations of the Racing & Gaming Business for the year ended December 31, 2010 include the results of the Transferred Assets (see *"SIGNIFICANT MATTERS — TRANSFER OF MEC ASSETS TO MID"*) from April 30, 2010, the date the assets were acquired by MID. The results of operations of the Racing & Gaming Business for the year ended December 31, 2009 also include MEC's results of operations for the period up to March 5, 2009 (the "Petition Date"), the date on which MEC and certain of its subsidiaries filed voluntary petitions for reorganization under the Bankruptcy Code.

Subsequent to the effective date of the Plan on April 30, 2010, the Company operates in two segments, the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments is determined based on the distinct nature of their operations and each segment offers different services and are managed separately. Prior to the deconsolidation of MEC at March 5, 2009, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("MEC"). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resided with MEC's separate Board of Directors and executive management.

HIGHLIGHTS

During 2010, the Company settled its lawsuit with the unsecured creditors of the bankrupt MEC and recovered considerable value for its loans to MEC, including several racetracks comprising significant tracts of land in major urban cities in the United States. Magna, the major tenant of our Real Estate Business emerged from a challenging period in the automotive industry. Just prior to the year-end, the Company received a proposal from certain Class A Shareholders to eliminate MID's dual-class share structure (see *"SIGNIFICANT MATTERS — REORGANIZATION PROPOSAL"*).

For the year ended December 31, 2010, total revenues decreased $9.0 million from $367.3 million to $358.4 million. Rental revenue increased by $1.7 million in 2010 as compared to 2009 primarily as a result of the impact of foreign currency exchange. Interest and other income from MEC decreased from $43.5 million in 2009 to $1.8 million in 2010. Interest and other income from MEC ceased on April 30, 2010, the effective date of the Plan. Racing, gaming and other revenues increased from $152.9 million in 2009 to $183.9 million in 2010.

For the year ended December 31, 2010, net loss attributable to MID was $52.0 million in comparison to net loss of $42.3 million in 2009. The Real Estate Business incurred net income of $24.7 million in 2010 as compared to $11.7 million in 2009. In 2010, the Racing & Gaming Business experienced a net loss of $76.7 million since the acquisition of the Transferred Assets on April 30, 2010. In 2009, the Racing & Gaming Business' net loss was $54.3 million for the period up to the Petition Date of March 5, 2009.

Real Estate Business

(in millions, except per share information)	Years ended December 31, 2010	2009	Change
Rental revenues	**$ 172.7**	$ 170.9	1%
Interest and other income from MEC[(1)]	**1.8**	53.1	(96%)
Revenues	**174.5**	224.0	(22%)
Net income[(2)]	**24.7**	11.7	111%
Funds from operations ("FFO")[(3)]	**67.4**	52.9	28%
Diluted FFO per share[(3)]	**$ 1.44**	$ 1.13	27%

(in millions, except number of properties)	As at December 31, 2010	2009	Change
Number of income-producing properties	**106**	106	—
Leaseable area (sq. ft.)	**27.5**	27.4	1%
Annualized lease payments ("ALP")[(4)]	**$ 176.8**	$ 178.0	1%
Income-producing property, gross book value ("IPP")	**$1,627.5**	$1,639.0	1%
ALP as percentage of IPP	**10.9%**	10.9%	—

(1) Prior to the Petition Date, interest and other income from MEC is eliminated from the Company's consolidated results of operations. $43.5 million of interest and other income from MEC subsequent to the Petition Date are included in the Company's consolidated results of operations for the year ended December 31, 2009.

(2) Refer to footnote 4 under *"SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)"*.

(3) FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies. For further details of the definition of FFO and a reconciliation of FFO to net income (loss), see *"RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Funds From Operations"*.

(4) Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see *"REAL ESTATE BUSINESS — Foreign Currencies"*).

SIGNIFICANT MATTERS

Reorganization Proposal

On January 31, 2011, the Company entered into definitive agreements with respect to a reorganization proposal which contemplates the elimination of MID's dual class share capital structure through which Mr. Frank Stronach and his family control MID (the "Stronach Shareholder"). The reoganization proposal achieves this through: i) the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of MID's Racing & Gaming Business as well as lands held for development as described in note 5(a) to the consolidated financial statements and other assets (and associated liabilities), and $20 million of working capital as of January 1, 2011 and ii) the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares, which following cancellation of the Class B Shares will be renamed Common Shares.

The reorganization proposal was made by holders of MID's Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the "Initiating Shareholders"), including eight of MID's top ten shareholders, and is supported by MID's controlling shareholder, which holds 57% of the votes attaching to MID's outstanding shares. Each of the Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the proposed reorganization. In addition, shareholders

representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the proposed reorganization.

The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement (the "Arrangement") under the *Business Corporations Act* (Ontario) and will be subject to approval by shareholders at the annual and general meeting scheduled to be held on March 29, 2011 and the Ontario Superior Court of Justice thereafter. The Board of Directors has approved MID entering into the transaction and recommends that the holders of Class A Subordinate Voting Shares and Class B Shares vote in favour of the resolution approving the Arrangement (the "Arrangement Resolution"). The votes represented by the Stronach Shareholder, the Initiating Shareholders and the other holders of the Class B Shares who have agreed to vote in favour of the Arrangement will be sufficient to pass the Arrangement Resolution.

ST Acquisition Corp. Offer for MID Shares

On October 1, 2010, ST Acquisition Corp. ("STAC"), a corporation controlled by members of the Stronach family, announced by way of press release that it intended to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it did not already own at a price of $13.00 per share in cash (the "Proposed STAC Offer"). The closing price of the Class A Subordinate Voting Shares on the TSX and the NYSE on September 30, 2010 was Cdn.$11.25 and $10.99, respectively. The Proposed STAC Offer was not conditional on any minimum number of shares being tendered. STAC has subsequently advised MID that, as a result of the reorganization proposal, it has suspended the Proposed STAC Offer.

Appointment Of Interim Chief Financial Officer

On February 9, 2011, Mr. Rocco Liscio, MID's Chief Financial Officer, passed away suddenly. Upon the recommendation of the Corporate Governance and Compensation Committee, the Board appointed Mr. John Simonetti on February 17, 2011 as Interim Chief Financial Officer of MID.

Appointment Of Chief Executive Officer

On November 11, 2010, Mr. Dennis Mills resigned from his position as Chief Executive Officer of MID however, he continues in his role as Vice-Chairman and director of MID. The Board of Directors appointed Mr. Frank Stronach as Chief Executive Officer of MID. Mr. Stronach continues in his role as Chairman and director of MID.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's Chairman and Chief Executive Officer, Frank Stronach, in the Circuit Court for Baltimore City in Baltimore Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to Plaintiff PPE Casino Resorts Maryland, LLC to conduct alternative gaming at the Arundel Mills Mall. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit.

Transaction With Penn National Gaming, Inc.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate MJC's real estate and racing operations and the right to pursue gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. Accordingly, the Company has a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing

operations in Maryland including Pimlico Race Course, Laurel Park and a thoroughbred training centre (the "Real Estate and Racing Venture"). The Real Estate and Racing Venture is managed by MID. The Company also has a 49% joint venture interest in Laurel Gaming LLC, established to develop and operate any future gaming opportunities other than racing at the Maryland properties (the "Gaming Venture"). The Gaming Venture is managed by Penn. Penn paid MID $26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement of certain expenses of approximately $0.3 million. MID and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by MID and Penn and approved by the Maryland Racing Commission, until December 31, 2011. The Company realized a loss of $0.1 million relating to the disposition of its 49% interest in MJC in the year ended December 31, 2010. From the date of transfer of April 30, 2010 to June 30, 2010, the Company consolidated the results of MJC in the consolidated financial statements. However, as a result of the Company's disposition of its 49% interest, the Company accounts for its investment using the equity method of accounting.

Transfer Of MEC Assets To MID

On April 30, 2010, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, certain assets of MEC were transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, MJC (which includes Pimlico Race Course and Laurel Park), AmTote and XpressBet® (the "Transferred Assets"), pursuant to the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code.

The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $347.1 million at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors Committee under the acquisition method of accounting. The Company also received in cash the balance of the net proceeds from the sale by MEC of Remington Park of $51.0 million and cash of $40.0 million included in the working capital of the Transferred Assets.

MEC'S Bankruptcy

Chapter 11 Filing and Plan of Reorganization

On the Petition Date, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with MID Islandi s.f. and subsequently MID U.S. Financing Inc. (the "MID Lender"), and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses would be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the Transferred Assets. The settlement and release was implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the Transferred Assets to MID. On March 23, 2010, the Plan was amended to include MJC in the Transferred Assets. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further under *"LOANS RECEIVABLE FROM MEC"*), in addition to the Transferred Assets that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be approximately $27.0 million. The estimated proceeds of $27.0 million will consist of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. The aggregate proceeds from the sale of Lone Star LP are included in "receivable from reorganized MEC" on the accompanying audited consolidated balance sheets at December 31, 2010. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

- that the closing does not occur or is delayed;
- if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and
- if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC for future payments under the holdback agreement relating to MEC's prior sale of The Meadows racetrack ("The Meadows Holdback Note") and litigation against Cushion Track Footing USA, LLC relating to the failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The litigation proceeding with Cushion Track Footing USA, LLC is pending in the Court. In February 2011, an unfavourable decision in the litigation proceedings with PA Meadows, LLC was made by the Court. As a result, MID expects

that payments from The Meadows Holdback Note will commence once PA Meadows, LLC has available excess cash flows, if any as initially agreed to.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

As at December 31, 2010, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold by the Debtors, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors to administer the Plan.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

MEC Asset Sales

The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets. Details of such asset sales are discussed in note 2(b) to the consolidated financial statements for the year ended December 31, 2010.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing on the Petition Date, the Company concluded that, under U.S. GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a non-controlling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a non-controlling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying value of its investment in, and amounts due from, MEC, which is included in the Company's consolidated statement of loss for the year ended December 31, 2009.

U.S. GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the MID Lender's claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon the deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (see "*LOANS RECEIVABLE FROM MEC*") was required under U.S. GAAP, reflecting the fact that certain of the MEC loan facilities bore interest at a fixed rate of 10.5% per annum, which was not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Company reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statements of loss.

REAL ESTATE BUSINESS

Our real estate assets are comprised of income-producing properties, properties under development and properties held for development (see *"RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — Real Estate Business — Real Estate Properties")*.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 106 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at December 31, 2010. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Subject to the significant decline in the level of business received from Magna over the past five years as discussed under *"BUSINESS AND OPERATION OF MAGNA, OUR PRINCIPAL TENANT — Our Relationship with Magna"* below, as well as the downturn in the global real estate markets over the past few years, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with other parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we may acquire.

The Real Estate Business also owns approximately 1,400 acres of land held for future development (see *"REAL ESTATE BUSINESS — Real Estate Properties — Properties Held for Development"*).

Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 14 of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components,

and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

- leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;
- rent escalations based on either fixed-rate steps or inflation;
- renewal options tied to market rental rates or inflation;
- environmental indemnities from the tenant; and
- tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the years ended December 31, 2010 and 2009, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.5 million square feet of leaseable area at December 31, 2010. Between the end of 1998 and the end of 2010, the total leaseable area of our income-producing property portfolio has increased by approximately 15.1 million square feet (net of dispositions), representing a 12-year compound annual growth rate of approximately 6.9%.

The level of business MID has received from Magna has significantly declined over the past five years. This decline is primarily due to: pressures in the automotive industry and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the ongoing disputes between the Company and certain of its shareholders which the reorganization proposal described above under *"SIGNIFICANT MATTERS — Reorganization Proposal"* is designed to address, including the litigation that is described under the section *"SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"*. Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at December 31, 2010 and total leaseable area remained consistent at approximately 27.5 million square feet. Between the end of 2004 and the end of 2010, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.2%.

On May 6, 2010, Magna announced that it had entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna's Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which the Stronach Trust controlled Magna. On July 23, 2010, Magna's shareholders approved the proposed plan and on August 17, 2010, the Ontario Superior Court also approved the proposed plan. Effective August 31, 2010, Magna's dual class share capital structure was eliminated resulting in the Stronach Trust no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control for tax purposes and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after-tax results of operations and Funds From Operations ("FFO") (see *"RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Funds From Operations"*). In addition, there is uncertainty whether the cessation of control of Magna by the Stronach Trust, and the proposed reorganization by which the Stronach Trust would cease to control MID, would have any impact on our relationship with Magna.

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodities prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

During the first quarter of 2010, the lease agreement relating to a property in Canada representing 132 thousand square feet of leaseable area, which was included in Magna's plant rationalization, expired and was not re-leased by Magna. During the second quarter of 2010, a property in the United States leased to Magna, which was also included in Magna's plant rationalization, representing 249 thousand square feet of leaseable area, was leased to a non-Magna party. As a result, a lease termination fee of $1.9 million was recorded in the second quarter of 2010 and will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. During the fourth quarter of 2010, three properties in the United States were removed from Magna's plant rationalization strategy and one property in Germany was included. Two of the properties removed from the plant rationalization strategy will continue to be occupied until the end of their lease terms in July 2013 and February 2014 and the third property is expected to be occupied until December 2013. One property in Germany representing 105 thousand square feet of leaseable area was included in Magna's plant rationalization strategy during the fourth quarter of 2010. Magna's plant rationalization strategy currently includes 9 facilities under lease from the Company (two in Canada, six in the United States and one in Germany) with an aggregate net book value of $25.4 million at December 31, 2010. These 9 facilities represent 1.0 million square feet of leaseable area with annualized lease payments of approximately $4.1 million, or 2.3% of MID's annualized lease payments at December 31, 2010. The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2010, disregarding renewal options, is approximately 5.7 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

RACING & GAMING BUSINESS

The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a U.S. based national account wagering

business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and effective July 1, 2010, a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing operations including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

The Racing & Gaming Business' primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore no risk of loss is borne with respect to any wagering conducted. The Racing & Gaming Business retains a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage retained, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or off-track betting ("OTB") facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

The Racing & Gaming Business derives pari-mutuel wagering revenues from the following primary sources:

- Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;
- Wagers placed at our racetracks' simulcast wagering venues or our OTB facilities on races imported from other racetracks;
- Wagers placed at other locations (i.e. other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and
- Wagers placed by telephone or over the Internet by customers enrolled in XpressBet®, our account wagering platform.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more net revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e. other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 5% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed.

We also generate gaming revenues from our Gulfstream Park gaming operations. Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

We also generate non-wagering revenues which include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track

simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® system; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

We recognize racing revenue prior to our payment of purses, stakes, awards and pari-mutuel taxes. The racing costs relating to these revenues are shown as "purses, awards and other" in our consolidated financial statements. We recognize gaming revenue prior to our payment of taxes and purses. The gaming costs relating to these revenues are also shown as "purses, awards and other" in our consolidated financial statements.

Our operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

Racing Industry Trends

The overall trend in the horse racing industry is declining handle and revenues. The total U.S. wagering handle is down 7.3% for the year ended December 31, 2010 in comparison to the prior year. This follows a decrease in total industry handle from 2007 to 2009 of 16.4% (Source: Equibase Company LLC, The Jockey Club). In addition, due to the overall reduction in the supply of horses, many racetracks in the U.S. have had to reduce the number of race days or have experienced smaller field sizes.

There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races.

Government Regulation Impacting The Racing & Gaming Business

Horse racing is a highly regulated industry (*see "RISKS AND UNCERTAINTIES — RACING & GAMING BUSINESS"*). In the U.S., individual states control the operations of racetracks located within their respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing racetracks and operators and preventing organized crime from being involved in the industry. Although the specific form may vary, states that regulate horse racing generally do so through a horse racing commission or other regulatory authority. Regulatory authorities perform background checks on all racetrack owners prior to granting them the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges and backstretch personnel are also subject to licensing by regulatory authorities. State regulation of horse races extends to virtually every aspect of racing and usually extends to details such as the presence and placement of specific race officials, including timers, placing judges, starters and patrol judges.

In the U.S., interstate pari-mutuel wagering on horse racing is also subject to the federal Interstate Horseracing Act of 1978 and the federal Interstate Wire Act of 1961. As a result of these two statutes, racetracks are able to commingle wagers from different racetracks and wagering facilities and broadcast horse racing events to other licensed establishments.

With respect to our racetracks, licenses to conduct live horse racing and to participate in simulcast wagering are required, and there is no assurance that these licenses will be granted, renewed or maintained in good standing, as applicable.

California

In California, the California Horse Racing Board ("CHRB") is responsible for regulating the form of wagering, the length and conduct of meets and the allocation and distribution of pari-mutuel wagers within the limits set by the California legislature. We file license applications with the CHRB to license three of our subsidiaries. Applications are filed for Los Angeles Turf Club, Incorporated to conduct a race meet at Santa Anita Park, Pacific Racing Association to conduct two race meets at Golden Gate Fields and XpressBet®, as an out-of-state account wagering hub, to place wagers on behalf of California residents. At present, the CHRB has not licensed other thoroughbred racetracks in Southern California to conduct racing during the time that Santa Anita Park conducts racing. However, night quarter horse racing is conducted at Los Alamitos Race Course in Southern California during portions of Santa Anita's meets. As with the Southern California market, the CHRB has not licensed other thoroughbred racetracks in Northern California to conduct racing during the time Golden Gate Fields conducts racing. Currently, there are two other licensees in California that are licensed to conduct account wagering in that state. After we acquired the three California licensed subsidiaries as part of the Transferred Assets pursuant to the Plan, the CHRB requested license amendments for each of these three California licensed subsidiaries. As part of this amended license application process, on July 22, 2010, the CHRB agreed to extend the existing licenses of the Los Angeles Turf Club, Incorporated, Pacific Racing Association and XpressBet® advance deposit wagering until December 26, 2010 and also agreed to extend the existing waiver of Business and Professions Codes sections 19483 and 19484 prohibiting common ownership of racing licenses, in order for us to prepare and submit to the CHRB a comprehensive plan setting forth our intended business practices and procedures for operation of Santa Anita Park and Golden Gate Fields as thoroughbred horse racing venues, as well as the operation of XpressBet® as an account deposit wagering platform accepting wagers from California residents. This comprehensive plan was submitted to the CHRB and was the subject of CHRB discussion at its September 16, 2010 meeting but was instead carried over to the CHRB's November 9, 2010 meeting. On November 9, 2010, the CHRB granted waivers to the Company under Sections 19483 and 19484 of the California Business & Professional Code with respect to MID's ownership of Santa Anita Park, Golden Gate Fields and XpressBet®.

Our financial condition and operating results could be materially adversely affected by legislative changes or action by the CHRB that would increase the number of competitive racing days, reduce the number of racing days available to us, authorize other forms of wagering, grant additional licenses authorizing competitors to conduct account wagering, discontinue the waiver of provisions prohibiting common ownership of racing licenses, or remove or limit our authority to conduct racing, simulcast operation or account wagering in California as it is currently being conducted.

Historically, the CHRB has granted Santa Anita Park an annual license to operate 17 weeks of live racing, commencing in late December and continuing through mid-April. For 2011, Santa Anita Park has also been granted 6 weeks of live racing from late September through early November. There is no guarantee that any particular race days will be granted to Santa Anita Park for subsequent years.

Maryland

In Maryland, the Maryland Racing Commission approves annual licenses for racetracks to conduct thoroughbred and standardbred horse races with pari-mutuel wagering. However, Maryland's racing law effectively provides that except for Pimlico and Laurel Park, the Maryland Racing Commission may not issue thoroughbred racetrack licenses or thoroughbred race dates to any racetracks that have a circumference of at least one mile and are located within the Baltimore and Washington, D.C. markets. Other than a track located in Timonium, Maryland (a northern suburb of Baltimore), which has a racetrack circumference of less than one mile and which typically conducts an eight-day race meeting in connection with the Maryland State Fair, the Maryland Racing Commission has not approved a thoroughbred track license or thoroughbred race dates for any racetrack in either the Baltimore or Washington, D.C. markets. The Maryland Racing Commission approved the transfer of the Maryland racing entities to us as part of the Transferred Assets pursuant to the Plan. As a result of MEC's Chapter 11 bankruptcy filing on March 5, 2009, however, audited financial statements were not provided to the Maryland Racing Commission for Laurel Racing Assoc., Inc. ("LRA") and Pimlico Racing Association, Inc., our racing licensees in Maryland, for fiscal years 2008 and 2009 in

accordance with legislative requirements. We are currently working with the Maryland Racing Commission to resolve this issue.

On May 6, 2010, we and Penn announced the intention to establish joint ventures in respect of the Company's Maryland racing and gaming assets (see *"SIGNIFICANT MATTERS — TRANSACTION WITH PENN NATIONAL GAMING, INC."*). On June 28, 2010, the Maryland Racing Commission approved the continued licensure of Laurel Racing Assoc., Inc. and The Maryland Jockey Club of Baltimore City, Inc. to own and operate Laurel Park and Pimlico Race Course subject to MID and Penn National Gaming, Inc., through a subsidiary, submitting a business/operating plan respecting the joint venture Maryland racing operations on or before September 30, 2010. As a result of this approval, the joint venture transaction closed on July 1, 2010.

In November 2008, the voters of Maryland approved an amendment to the constitution that legalized the potential for slot facilities in five Maryland counties. One of these counties is Anne Arundel County in which Laurel Park is situated. The Maryland Video Facilities Lottery Location Commission ("VLT Location Commission") was formed to accept bids for video lottery slot machine licenses. On February 2, 2009, LRA filed an application for a video lottery facility terminal license without the initial license fee deposit. This application was rejected by the VLT Location Commission. LRA formally filed appeals before the Maryland State Board of Contract Appeals to preserve its rights. LRA has filed a Notice of Dismissal of the appeals before the Maryland State Board of Contract Appeals on March 1, 2011.

On December 9, 2009, the Commission conditionally awarded the future video lottery terminal license in Anne Arundel County to PPE Casino Resorts Maryland, LLC ("PPE") contingent on zoning approval. On December 21, the Anne Arundel County Council passed Bill 82-09, which authorizes conditional use zoning for a video lottery facility within Anne Arundel County at all W1 Industrial Park zoning districts and regional commercial complexes, which include both Arundel Mills Mall and Laurel Park. A petition was circulated to repeal Bill 82-09. On February 23, 2010, PPE filed a complaint (subsequently amended) against Anne Arundel County Board of Supervisors of Election for declaratory and injunctive relief testing the validity of the petition. The complaint was based on allegations of fraud during the signature collection process and that Bill 82-09 was not the proper subject of a referendum. On June 25, 2010, the Circuit Court for Anne Arundel County ruled against PPE on all claims except the question of referability. The Circuit Court decided that Bill 82-09 was part of an integral and interrelated State appropriation and, thus, nonreferable. An appeal was filed and on July 20, 2010, the Maryland Court of Appeals ordered that the judgment of the Circuit Court for Anne Arundel County be reversed and the case was remanded to that court with instructions to enter an order directing that the referendum be placed on the ballot at the November 2, 2010 general election. The result of the ballot on November 2, 2010 was unfavourable in that the previously approved zoning for the Anne Arundel VLT facility was granted to Arundel Mills Mall. As a result, MJC will continue to assess its options going forward.

MJC and Penn had been granted an extension to submit their joint business plan pending the outcome of the November 2, 2010 referendum. On December 22, 2010, an agreement was reached between MJC and Maryland Thoroughbred Horsemen's Association ("MTHA") and Maryland Horse Breeders' Association, Inc. ("MHBA") whereby MJC agreed to conduct 146 live racing days in 2011 and MTHA and MHBA agreed to make a contribution of $1.7 million to MJC for the year 2011 as additional funding for the operation of the race meets at Laurel Park and Pimlico. This agreement was conditional upon an allocation of funds to MJC from the State of Maryland in the amount of $3.5 million to $4.0 million to support the agreed racing schedule. This agreement was approved by the Maryland Racing Commission. No amounts have been received as of yet.

Florida

In Florida, the Division of Pari-Mutuel Wagering considers applications for annual licenses for thoroughbred, standardbred and quarter horse meetings with pari-mutuel wagering and the operation of slot machine gaming and poker rooms. On August 23, 2010, the Division of Pari-Mutuel Wagering issued an order approving the issuance of Gulfstream Park Racing Association, Inc.'s ("GPRA") shares to MI Developments Investments Inc., our wholly-owned subsidiary, after a suitability review by the Division of Pari-Mutuel Wagering consistent with section 550.1815, Florida Statutes, of any holder of a more than 10% ownership in an entity which possesses a pari-mutuel permit or slot machine license.

On July 1, 2010, Florida Senate Bill 788 was enacted into law. This law reduced the tax on gross gaming revenue on slot machines at pari-mutuel facilities in Florida from 50% to 35%. In addition, the change in the law allows a quarter horse permittee located in Miami-Dade County to be eligible for a full slot machine license (2,000 machines) and the operation of a poker room (no limitation on table number). GPRA currently holds a quarter horse permit for Miami-Dade County.

Oregon

In Oregon, the Oregon Racing Commission approves annual licenses for horse and greyhound racetracks, and multi-jurisdictional account wagering hubs. The Oregon Racing Commission has not licensed any operators of horse racetracks in the Portland area, other than Portland Meadows. Portland Meadows received its racing license for the 2010–2011 meet on July 7, 2010.

XpressBet®

In addition to conducting live horse racing with pari-mutuel wagering at our various tracks in the U.S., we conduct telephone and internet account wagering through our subsidiary, XpressBet® and other affiliated entities. XpressBet® currently holds a license to serve as a multi-jurisdictional account wagering hub by the Oregon Racing Commission which expires June 30, 2011. The Oregon license enables XpressBet® to open accounts and accept wagering instructions on behalf of U.S citizens in respect of horse and dog races and to open accounts and accept wagering instructions on behalf of non-U.S. citizens in respect of horse races. XpressBet® also holds account wagering licenses issued by the California Horse Racing Board, the Idaho Racing Commission, the Illinois Racing Board, the Montana Board of Horse Racing, the Virginia Racing Commission and the Washington Horse Racing Commission. XpressBet® also has received regulatory approvals from the Maryland Racing Commission and the Massachusetts Racing Commission to open accounts and place wagers on behalf of residents from those states. The two entities that conduct horseracing and pari-mutuel wagering at The Meadows racetrack in Washington, Pennsylvania are entitled to serve as a Pennsylvania-based account wagering hub by virtue of their annual licenses to conduct standardbred racing and pari-mutuel wagering. XpressBet® has an agreement with the entities that conduct horseracing and pari-mutuel wagering at The Meadows to provide account wagering services to those entities' account holders and to conduct their respective account wagering operations under the brand XpressBet®. In accordance with its multi-jurisdictional hub license from Oregon and, to the extent applicable, state-based requirements imposed by states where it is licensed or otherwise approved, XpressBet® opens wagering accounts on behalf of residents from various states and countries and processes wagering instructions from those account holders in respect of races conducted throughout the U.S. and in other countries.

Laws governing account wagering in the U.S. vary from state to state. Currently, approximately 21 states have expressly authorized some form of account wagering by their residents. A smaller number of states have expressly prohibited pari-mutuel wagering and/or account wagering. The remaining states have authorized pari-mutuel wagering but have neither expressly authorized nor expressly prohibited their residents from placing wagers through account wagering hubs located in different states. We believe that the amendment to the Federal Interstate Horseracing Act of 1978 clarified that an account wagering operator may open accounts on behalf of and accept wagering instructions from residents of states where pari-mutuel wagering is legal and where providing wagering instructions to account wagering operators located in other states is not expressly prohibited by statute, regulation or other government restrictions. Although our account wagering operations are conducted in accordance with what we believe is a valid interpretation of applicable state and federal law, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. The amendment to the Federal Interstate Horseracing Act of 1978 may not be interpreted similarly by all interested parties, and there may be challenges to our account wagering activities or those of other account wagering operations by both state and federal law enforcement authorities, which could have a material adverse effect on our account wagering business which, in turn, could have a material adverse effect on our business, financial conditions, operating results and performance.

The Unlawful Internet Gambling Enforcement Act became effective September 30, 2006, which prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of

internet gambling. The law contains an exemption for pari-mutuel wagers placed pursuant to the Federal Interstate Horseracing Act of 1978. The U.S. Treasury Department, in consultation with the U.S. Federal Reserve Board and the U.S. Department of Justice, issued regulations which could potentially benefit all or a portion of our account wagering operations. However, during the third quarter some financial institutions commenced blocking internet gambling transactions which have negatively impacted XpressBet®'s operations. We are currently considering other options to manage our account wagering transactions.

In addition to placing account wagers on behalf of U.S. residents, we also place wagers on behalf of account holders who reside in countries other than the U.S. In the case of foreign-based account wagers, they are placed either directly or indirectly through our Oregon-licensed XpressBet® subsidiary. Regardless of which entity processes a wager, we comply with the regulatory requirements imposed by each of the jurisdictions that have licensed us to accept wagers from non-U.S. residents. The laws regarding account wagering by residents of countries other than the U.S. vary from country to country, and we seek to understand and comply with those laws to the greatest extent possible. As with any issue that turns on the interpretation of legal requirements, it is possible that law enforcement authorities from these foreign jurisdictions may disagree with our interpretation of their laws in respect of account wagering and seek to challenge our ability to place account wagers on behalf of their residents. In certain cases, such challenges could have a material adverse effect on our business, financial conditions, operating results and prospects, including the licenses we hold to conduct horse racing and pari-mutuel wagering (including account wagering) in the U.S.

FOREIGN CURRENCIES

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At December 31, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see *"RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Annualized Lease Payments"*). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following table reflects the changes in the average exchange rates during the years ended December 31, 2010 and 2009, as well as the exchange rates as at December 31, 2010 and 2009, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates For the Years Ended December 31,			Exchange Rates As at December 31,		
	2010	2009	Change	**2010**	2009	Change
1 Canadian dollar equals U.S. dollars	**0.971**	0.881	10%	**1.005**	0.955	5%
1 euro equals U.S. dollars	**1.327**	1.393	(5%)	**1.339**	1.433	(7%)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

Foreign exchange rate changes have a minimal impact in the Racing & Gaming Business.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

The Racing & Gaming Business includes the results of operations since April 30, 2010, the acquisition date of the Transferred Assets in the year ended December 31, 2010. The results of operations for the year ended

December 31, 2009 include the results of MEC for the period up to March 5, 2009, the Petition Date. The deconsolidation of MEC as at March 5, 2009 and the acquisition of the Transferred Assets on April 30, 2010 affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of loss, consolidated statements of cash flows and consolidated balance sheets. Transactions and balances between the "Real Estate Business" and "Racing & Gaming Business" segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations and financial position of the Company for periods subsequent to the transfer of the Transferred Assets and prior to the deconsolidation of MEC on the Petition Date.

(U.S. dollars in thousands)	**Consolidated**		**Real Estate Business**		**Racing & Gaming Business**	
Years Ended December 31,	**2010**	2009	**2010**	2009	**2010**	2009
Revenues						
Rental revenue	**$172,656**	$170,929	**$172,656**	$170,929	**$ —**	$ —
Interest and other income from MEC	**1,824**	43,469	**1,824**	53,105	**—**	—
Racing, gaming and other revenue	**183,880**	152,935	**—**	—	**183,880**	152,935
	358,360	367,333	**174,480**	224,034	**183,880**	152,935
Operating costs, expenses and income						
Purses, awards and other	**100,945**	82,150	**—**	—	**100,945**	82,150
Operating costs	**90,655**	55,274	**—**	—	**90,655**	55,274
General and administrative	**76,524**	53,071	**49,687**	52,904	**26,837**	157
Depreciation and amortization	**50,437**	48,334	**41,560**	41,349	**8,877**	7,014
Interest expense, net	**16,447**	18,985	**16,197**	13,535	**250**	14,960
Foreign exchange losses (gains)	**(16)**	8,104	**86**	(543)	**(102)**	8,647
Equity loss (income)	**29,501**	(65)	**—**	—	**29,501**	(65)
Write-down of long-lived and intangible assets	**44,159**	4,498	**40,646**	4,498	**3,513**	—
Impairment provision (recovery) related to loans receivable from MEC	**(9,987)**	90,800	**(9,987)**	90,800	**—**	—
Operating income (loss)	**(40,305)**	6,182	**36,291**	21,491	**(76,596)**	(15,202)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	**—**	(46,677)	**—**	(504)	**—**	(46,173)
Gain (loss) on disposal of real estate	**(1,205)**	206	**(1,205)**	206	**—**	—
Other gains (losses), net	**1,913**	(7,798)	**1,971**	(7,798)	**(58)**	—
Purchase price consideration adjustment	**21,027**	—	**21,027**	—	**—**	—
Income (loss) before income taxes	**(18,570)**	(48,087)	**58,084**	13,395	**(76,654)**	(61,375)
Income tax expense	**33,442**	1,737	**33,413**	1,678	**29**	59
Income (loss) from continuing operations	**(52,012)**	(49,824)	**24,671**	11,717	**(76,683)**	(61,434)
Income from discontinued operations	**—**	1,227	**—**	—	**—**	784
Net income (loss)	**(52,012)**	(48,597)	**24,671**	11,717	**(76,683)**	(60,650)
Add net loss attributable to the non-controlling interest	**—**	6,308	**—**	—	**—**	6,308
Net income (loss) attributable to MID	**$ (52,012)**	$ (42,289)	**$ 24,671**	$ 11,717	**$ (76,683)**	$ (54,342)
Income (loss) attributable to MID from						
– continuing operations	**$ (52,012)**	$ (43,153)	**$ 24,671**	$ 11,717	**$ (76,683)**	$ (54,763)
– discontinued operations	**—**	864	**—**	—	**—**	421
Net income (loss) attributable to MID	**$ (52,012)**	$ (42,289)	**$ 24,671**	$ 11,717	**$ (76,683)**	$ (54,342)

REAL ESTATE BUSINESS

Rental revenues for the year ended December 31, 2010 increased $1.7 million to $172.7 million from $170.9 million in the prior year. The additional rent earned from contractual rent increases, completed projects

on-stream and the effect of changes in foreign exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing, straight-line rent and other adjustments.

Rental Revenue

Rental revenue, year ended December 31, 2009	$170.9
Contractual rent increases	1.5
Completed projects on-stream	0.9
Vacancies of income-producing properties	(1.3)
Renewals and re-leasing of income-producing properties	(0.9)
Effect of changes in foreign currency exchange rates	2.0
Straight-line adjustment	(0.1)
Other	(0.3)
Rental revenue, year ended December 31, 2010	**$172.7**

The $1.5 million increase in revenue from contractual rent adjustments includes (i) $0.5 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2009 and 2010 on properties representing 6.5 million square feet of leaseable area, (ii) $0.9 million from annual CPI-based increases implemented in 2010 on properties representing 6.5 million square feet of leaseable area and (iii) $0.1 million from fixed contractual adjustments on properties representing 0.5 million square feet of leaseable area.

Completed projects on-stream contributed $0.9 million to rental revenue for the year ended December 31, 2010. The completion of six minor Magna-related projects and two non-Magna projects in 2009 increased revenue by $0.3 million over the prior year. Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years. The rental of this property increased revenue by $0.3 million over the prior year. The completion of a Magna-related expansion project in Austria in 2010 added six thousand square feet of leaseable area and marginally increased revenue in the year ended December 31, 2010 over the prior year. The completion of Phase I and Phase II of a Magna-related expansion project in Mexico in May 2010 and August 2010 added 103 thousand and 19 thousand square feet of leaseable area, respectively, and increased revenue in the year ended December 31, 2010 by $0.3 million. The completion of a minor Magna-related project in the fourth quarter of 2010 marginally increased revenue in the year ended December 31, 2010 over the prior year.

One property became vacant in the first quarter of 2010 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 358 thousand square feet of aggregate leaseable area, resulting in a $1.3 million reduction in revenues over the prior year.

Renewals and re-leasing had a $0.9 million negative impact on revenues compared to the prior year. The renewal of two Magna leases in 2009, a non-Magna tenant lease and two Magna leases in 2010, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 456 thousand square feet of leaseable area, as well as the re-lease of a 182 thousand square foot facility in Germany to a non-Magna tenant in 2009, reduced revenues by $0.3 million in the year ended December 31, 2010. As a result of Magna's plant rationalization strategy (see *"REAL ESTATE BUSINESS — Automotive Industry and Magna Plant Rationalization Strategy"*), the Real Estate Business terminated a lease with Magna in May 2010 for 246 thousand square feet of leaseable area that had been vacated in 2009. This property was subsequently re-leased to a third party for 12.5 years. The vacancy and re-leasing of this property resulted in a $0.5 million decrease in revenues. During the year ended December 31, 2010, revenues were reduced by $0.2 million due to a lease negotiation with a Magna tenant relating to a 298 thousand square foot facility in Mexico that was finalized in June 2010. The re-lease of a 41 thousand square foot facility in Canada to a non-Magna tenant in 2009 increased revenues by $0.1 million over the prior year.

For the year ended December 31, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $2.0 million positive impact on reported rental revenues, as the average foreign exchange

rate during the year ended December 31, 2010 relating to the Canadian dollar strengthened against the U.S. dollar as compared to the prior year period, which was partially offset by the negative impact on reported rental revenues as the average foreign exchange rate relating to the euro weakened against the U.S. dollar as compared to the prior year.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased by $51.3 million, from $53.1 million in the year ended December 31, 2009 to $1.8 million in the year ended December 31, 2010.

During the fourth quarter of 2009, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the loan agreements with MEC and, accordingly, the Real Estate Business recorded an impairment provision relating to the loans receivable from MEC. Given the impairment, the Company discontinued accruing interest income and fees on the loans receivable from MEC, however, interest income and fees were recognized under the DIP Loan to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date. In the year ended December 31, 2010, $1.8 million of interest and other income from MEC represents interest and fees relating to the DIP Loan. For further details of these loan facilities, see *"LOANS RECEIVABLE FROM MEC"*. As a result of the conclusion of the Debtors' Chapter 11 process following the close of business on April 30, 2010, the effective date of the Plan, the Company no longer received interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses decreased by $3.2 million to $49.7 million in 2010 from $52.9 million in 2009. General and administrative expenses for 2009 include $22.6 million of advisory and other related costs incurred in connection with a reorganization proposal announced in November 2008, which did not proceed, MID's involvement in the Debtors' Chapter 11 process (see *"SIGNIFICANT MATTERS — MEC'S Bankruptcy — Chapter 11 Filing and Plan of Reorganization"*) and matters heard by the Ontario Securities Commission ("OSC"). Expenses for 2010 include $9.5 million of advisory and other related costs incurred with respect to the continued involvement in MEC's Debtors' Chapter 11 process, including costs associated with the acquisition of the Transferred Assets, and costs incurred relating to ST Acquisition Corp.'s intention to acquire MID shares (see *"SIGNIFICANT MATTERS — ST Acquisition Corp. Offer for MID Shares"*). Excluding advisory and other costs, general and administrative expenses increased $9.9 million in the 2010 year primarily due to:

(i) increased insurance expense of $3.3 million primarily related to increased premiums in connection with the Company's Directors' and Officers' liability insurance. The Directors' and Officers' liability insurance includes premiums paid for run-off insurance related to the MEC bankruptcy which expires in June 2016 and covers claims arising from prior years to June 30, 2010;

(ii) increased termination costs of $2.3 million relating to the resignations of members of senior management in 2010;

(iii) increased compensation expense of $1.9 million primarily pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from the increase in the Company's share price during 2010 as compared to 2009, primarily in the fourth quarter, as well as increased incentive plan compensation paid to directors in 2010;

(iv) increased professional fees of $1.6 million relating to both legal costs for various real estate and corporate matters, as well as increased audit fees in connection with the Transferred Assets;

(v) increased costs of $1.0 million primarily associated with other costs associated with the MEC bankruptcy process;

(vi) increased property taxes and utilities expense of $0.9 million as a result of the increased number of vacant properties in comparison to the prior year that would have otherwise been paid by the tenant; and

(vii) increased consulting costs of $0.8 million associated with the continued evaluation of various real estate projects that the Company investigates on a regular basis and advisory costs incurred to settle allowed administrative, priority and other claims concerning MEC's bankruptcy.

Partially offsetting these increases in general and administrative expenses is a reduction in stock-based compensation expense of $1.1 million due to the issuance of a greater number of stock options to purchase the Company's Class A Subordinate Voting Shares in 2009 as compared to 2010 and decreased capital tax expense of $0.5 million due to the elimination of capital tax in the province of Ontario, Canada effective July 1, 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.3 million to $41.6 million in 2010 compared to $41.3 million in the prior year, primarily due to foreign exchange (see *"FOREIGN CURRENCIES"*).

Interest Expense, Net

Net interest expense was $16.2 million in 2010 ($16.5 million of interest expense less $0.3 million of interest income) compared to $13.5 million in the prior year ($13.9 million of interest expense less $0.4 million of interest income). The increased net interest expense is primarily due to $1.6 million of increased interest expense associated with foreign exchange relating to the Company's Debentures as they are denominated in Canadian dollars, $1.1 million associated with increased borrowings on the revolving credit facility and $0.1 million due to having less cash available for short-term investment and a general reduction in the interest rates available on short-term investments, partially offset with $0.1 million of increased interest capitalized for properties under development.

Foreign Exchange Losses (Gains)

The Real Estate Business recognized net foreign exchange losses of $0.1 million for 2010 compared to net foreign exchange gains of $0.5 million in the prior year. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and the re-measurement of U.S. dollar denominated net assets held within MID's corporate entity, which has a Canadian functional currency.

Write-down of Long-Lived and Intangible Assets

In the fourth quarter of 2010, the Real Estate Business recorded impairment charges totalling $40.6 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. Pursuant to the reorganization proposal (see *"SIGNIFICANT MATTERS — Reorganization Proposal"*), lands held for development as described in note 5(a) to the consolidated financial statements, along with other assets, are transferred to the Stronach Shareholder as consideration for the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder. The votes represented by the Stronach Shareholder, the Initiating Shareholders and the other holders of the Class B Shares who have agreed to vote in favour of the Arrangement are sufficient to pass the Arrangement Resolution. In connection with the reorganization proposal, the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the lands held for development over the estimated fair value determined by external real-estate appraisals. The write-down reduced the cost of the land and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010.

In the fourth quarter of 2009, as a result of further weakening in the commercial office real estate market in Michigan, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

Impairment Provision (Recovery) Related to Loans Receivable from MEC

During the year ended December 31, 2009, in connection with developing the Plan (see "*SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy — Chapter 11 Filing and Plan of Reorganization*"), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. In preparing the estimated resulting recoveries, the Company: (i) reviewed certain historical financial information of MEC for recent years and interim periods; (ii) communicated with certain members of senior management of MEC to discuss the assets and operations; (iii) considered certain economic and industry information relevant to MEC's operating businesses; (iv) considered various indications of interest received by the Debtors in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings for certain of MEC's assets; (v) reviewed the analyses of other financial advisors retained by MEC; (vi) relied on certain real estate appraisals prepared by its real estate advisors; and (vii) conducted its own analysis as it deemed appropriate. The Company relied on the accuracy and completeness of financial and other information furnished to it by MEC with respect to the Chapter 11 proceedings.

As a result of this analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Real Estate Business recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court had yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan.

During the year ended December 31, 2010, an impairment recovery of $10.0 million relating to loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising as at the acquisition date of April 30, 2010 relating to the settlement of the loans receivable from MEC in exchange for the Transferred Assets. The significant changes in facts or circumstances that resulted in the recognition of the $10.0 million reduction in the impairment provision in the year ended December 31, 2010 are primarily as follows:

(a) Directors' and Officers' Insurance Proceeds

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID was entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At December 31, 2009, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. A settlement agreement with one of the insurers was subsequently entered into in July 2010 resulting in MID receiving compensation of $13.0 million. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $13.0 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

(b) Sale Proceeds From Liquidated Assets Under the Plan

The estimates of sale proceeds from liquidated assets under the Plan increased approximately $7.5 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the Bankruptcy Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at

April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.5 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

(c) Bankruptcy Claims

The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is on-going and subject to Bankruptcy Court approval. Consequently, at each reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $15.9 million as a result of additional information received and/or the settlement of allowed administrative, priority and other claims previously outstanding. Accordingly, the Company increased the impairment provision by $15.9 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

(d) Changes in Fair Value of Net Assets Retained Under the Plan

At each reporting date, the Company estimated the working capital of the Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the Transferred Assets under the Plan, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $5.4 million related to the Transferred Assets on April 30, 2010 and is included in "impairment provision (recovery) related to loans receivable from MEC" for the year ended December 31, 2010.

Gain (Loss) on Disposal of Real Estate

During the year ended December 31, 2010, the Real Estate Business recorded a loss of $1.2 million resulting from the disposition of 8.72 acres of land held for development in the U.S. In 2004, a wholly-owned subsidiary of the Company entered into an agreement with the municipality in which the land is located that if certain development did not occur within a specified period of time, then the land would convey to the municipality. Such development did not occur resulting in the conveyance of the land to the municipality. In the year ended December 31, 2009, the Real Estate Business sold land and a vacant building in the U.S. for cash consideration of $0.8 million and realized a gain on disposal of $0.2 million.

Other Gains (Losses), Net

The Real Estate Business' "other gains (losses), net" during 2010 primarily relates to a termination fee on a property in the U.S. that was leased to Magna. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $1.9 million. The amount will be collected based on a repayment schedule over the remaining term of the original lease, which was scheduled to expire in September 2013.

The "other gains (losses), net" during 2009 represented a $7.8 million foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which was considered a substantially complete liquidation of that foreign operation. The currency translation loss for 2009, which was previously included in the "accumulated other comprehensive income" component of shareholders' equity, was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from a foreign operation. In 2010, the Real Estate Business recorded a currency translation gain of $0.1 million in "other gains (losses), net" relating to the final liquidation of this foreign operation.

Purchase Price Consideration Adjustment

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, the Company received the Transferred Assets on April 30, 2010. The fair values of the assets acquired and liabilities assumed were initially determined as at April 30, 2010 resulting in a $10.0 million impairment recovery related to the loans receivable from MEC being recognized (see *"RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Impairment Provision (Recovery) Related to Loans Receivable from MEC"*). However, certain of the fair values assigned to the Transferred Assets as at April 30, 2010 were preliminary in nature and subject to change in future reporting periods. As the loans were considered settled on April 30, 2010, any further changes to fair value are no longer considered an adjustment to the previously recognized impairment provision relating to the loans receivable from MEC, but rather are considered an adjustment to the fair values of the purchase price consideration and has been presented as a "purchase price consideration adjustment" in the consolidated statements of loss. Accordingly, the changes in the fair values of the Transferred Assets in the year ended December 30, 2010 of $21.0 million are comprised of the following items:

Directors' and officers' insurance proceeds[(a)]	**$ 8,400**
Bankruptcy claims[(b)]	**11,229**
Changes in fair value of net assets retained under the Plan[(c)]	**1,398**
Purchase price consideration adjustment	**$21,027**

(a) Directors' and Officers' Insurance Proceeds

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At April 30, 2010, MID was in continued discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. During the measurement period, settlement agreements were subsequently entered into in September 2010 and October 2010 with the insurers, resulting in MID receiving compensation of $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an adjustment of $8.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" for the year ended December 31, 2010.

(b) Bankruptcy Claims

At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Bankruptcy Court approval. Consequently, at each reporting date during the measurement period, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $11.2 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company

recognized an adjustment of $11.2 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" for the year ended December 31, 2010.

(c) Changes in Fair Value of Net Assets Retained Under the Plan

At April 30, 2010, the Company estimated the working capital, including pre-petition accounts receivable on account of track wagering and litigation and other accruals, of the Transferred Assets under the Plan. During the measurement period, the Company revised its estimates relating to pre-petition accounts receivable relating to track wagering and litigation accruals and other liabilities as a result of information obtained relating to the estimated and/or actual settlement of such amounts. As a result of changes in fair value of the Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company recognized an adjustment of $1.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" for the year ended December 31, 2010.

Income Tax Expense

The Real Estate Business' income tax expense for 2010 was $33.4 million, representing an effective tax rate of 57.5%, compared to an income tax expense of $1.7 million in the prior year, representing an effective tax rate of 12.5%.

During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.7 million of current tax expense. The Company has retained legal counsel to apply to the Ontario Superior Court of Justice to have the amalgamation set aside and cancelled. The outcome of this process is uncertain.

The Real Estate Business' income before income taxes in 2010 includes a write-down of long-lived assets of $40.6 million, partially offset by an impairment recovery related to the loans receivable from MEC of $10.0 million and a purchase price consideration adjustment of $21.0 million. Excluding these items and the additional unintended income tax expense of $12.7 million relating to the internal amalgamation, the Real Estate Business' effective tax rate was 31.0%. In 2009, excluding the $90.8 million impairment provision relating to loans receivable from MEC, the $7.8 million currency translation loss included in "other gains (losses), net" and the $22.6 million of advisory and other costs incurred in 2009 incurred in connection with a reorganization proposal announced in November 2008 and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, and the related tax impact of these items, the Real Estate Business' effective tax rate was 10.5%. This increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates as the jurisdictions in which the Real Estate Business operates have different rates of taxation and therefore income tax expense is influenced by the proportion of income earned in each particular country, as well as the decrease in interest and other income from MEC, which is taxed in jurisdictions that had lower rates of taxation than the Real Estate Business' overall effective tax rate. In addition, the Real Estate Business could not tax benefit from MEC Chapter 11 related expenses in 2010.

Net Income (Loss)

Net income of $24.7 million for 2010 increased from net income of $11.7 million in the prior year. The $13.0 million increase is primarily due to the impairment provision relating to the loans receivable from MEC of $90.8 million recorded in 2009 as well as the impairment recovery relating to loans receivable from MEC of $10.0 million and the $21.0 million purchase price consideration adjustment related to the Transferred Assets recorded in 2010 partially offset by the increase in the write-down of long-lived assets of $36.1 million, the decrease in interest and other income from MEC of $51.3 million and the increase in income tax expense of $31.7 million in 2010.

Funds From Operations

(in thousands, except per share information)	Years Ended December 31, 2010	2009	Change
Net income	**$24,671**	$11,717	111%
Add back depreciation and amortization	**41,560**	41,349	1%
Add back (deduct) loss (gain) on disposal of real estate	**1,205**	(206)	(685%)
Funds from operations	**$67,436**	$52,860	28%
Basic and diluted funds from operations per share	**$ 1.44**	$ 1.13	27%
Basic and diluted number of shares outstanding	**46,708**	46,708	

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO.

The $14.6 million increase in FFO compared to the prior year is due to increased net income (see *"RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 — REAL ESTATE BUSINESS — Net Income"*) as well as the increase in depreciation and the loss on disposal of real estate as compared to the prior year.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2009	$178.0
Contractual rent adjustments	1.4
Completed projects on-stream	0.7
Vacancies of income-producing properties	(0.7)
Renewals and re-leasing of income-producing properties	(0.4)
Effect of changes in foreign currency exchange rates	(2.0)
Other	(0.2)
Annualized lease payments, as at December 31, 2010	**$176.8**

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see *"REAL ESTATE BUSINESS — Foreign Currencies"*).

During 2010, annualized lease payments decreased by $1.2 million, or 0.7%, from $178.0 million at December 31, 2009 to $176.8 million at December 31, 2010. The strengthening of the U.S. dollar against the euro partially offset by the weakening of the U.S. dollar against the Canadian dollar led to a $2.0 million decrease in annualized lease payments.

In addition, increases in contractual rent adjustments increased annualized lease payments by $1.4 million, including $1.3 million from CPI-based increases on properties representing 16.2 million square feet of leaseable area and $0.1 million from fixed contractual adjustments on properties representing 0.2 million square feet of leaseable area.

Completed projects related to the expansion projects in Austria and Mexico and a minor project in Spain relating to an air cooling system, which all came on-stream during 2010, also increased annualized lease payments by $0.7 million. The completion of the Phase I and II of an expansion facility in Mexico contributed $0.6 million of the $0.7 million increase in annualized lease payments in 2010.

Annualized lease payments decreased by $0.7 million resulting from the vacancy of a 131 thousand square foot facility by a Magna tenant in the first quarter of 2010. There was also a $0.4 million net reduction in renewals and re-leasing of income producing properties. A reduction of $0.7 million relating to four properties,

two in Mexico, one in the U.S. and one in Canada, representing an aggregate of 599 thousand square feet of leaseable area, that were released at lower negotiated market rental rates than the expiring lease rate. Partially offsetting the reduction in renewals and re-leasing is the leasing of a 58 thousand square foot facility to a non-Magna tenant in Canada which increased annualized lease payments by $0.2 million. In addition, the renewal of a non-Magna tenant lease at higher negotiated market rental rates than the expiring rate, representing 85 thousand square feet of leaseable area also increased annualized lease payments by $0.1 million.

The annualized lease payments by currency at December 31, 2010 and 2009 were as follows:

	December 31, 2010		December 31, 2009	
euro	**$ 70.9**	**40%**	$ 75.8	43%
Canadian dollar	**60.5**	**34**	57.3	32
U.S. dollar	**43.8**	**25**	43.2	24
Other	**1.6**	**1**	1.7	1
	$176.8	**100%**	$178.0	100%

Lease Rollover Risk

Lease rollover risk arises from the possibility that the Company may experience difficulty renewing leases as they expire or replacing tenants.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2010.

	2011	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018 & Beyond**	**Total**
Canada	371	374	1,146	—	643	—	3,299	2,234	8,067
U.S.	—	171	1,683	72	213	—	1,576	1,759	5,474
Mexico	—	—	856	—	68	—	1,097	374	2,395
Austria	—	—	73	—	—	1,264	5,639	891	7,867
Germany	—	—	1,835	—	—	29	—	1,166	3,030
Other	—	—	373	75	—	—	33	184	665
Total	**371**	**545**	**5,966**	**147**	**924**	**1,293**	**11,644**	**6,608**	**27,498**

Real Estate Properties

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development and properties held for development.

The net book values of the Real Estate Business' real estate assets are as follows:

	December 31, 2010	December 31, 2009
Income-producing real estate properties	**$1,172.5**	$1,220.0
Properties held for development	**132.3**	169.8
Properties under development	**10.3**	—
Real estate properties, net	**$1,315.1**	$1,389.8

Income-Producing Properties

At December 31, 2010, the Real Estate Business had 106 income-producing properties, representing 27.5 million square feet of rentable space. The income-producing properties are comprised predominantly of

industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 8% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at December 31, 2010 was as follows:

	Book Value	Percent of Total
Canada	$ 422.2	36%
Austria	318.7	27
U.S.	220.0	19
Germany	111.2	9
Mexico	69.6	6
Other countries	30.8	3
	$1,172.5	**100%**

Properties Held for Development

Properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which the Real Estate Business was seeking planning and zoning changes in order to develop mixed-use and residential projects. The Real Estate Business has approximately 1,400 acres of land held for development at December 31, 2010 and December 31, 2009, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium or long-term for the Company's account or with joint venture partners. For example, MID has had intentions to develop the Aurora, Canada, Palm Beach County, Florida and Bonsall, California properties for residential and/or commercial uses and the Howard County, Maryland property for mixed-use, including office, retail and residential. Planning and zoning approvals are in place for a 288 unit residential development in Palm Beach County, Florida. Significant progress has also been made in the mixed-use land entitlement approval process relating to the Howard County lands in Maryland as MID received preliminary site plan approval on August 3, 2010. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by San Luis Rey Racing Inc., and which entered into a lease agreement with MID on March 16, 2010 on a triple-net basis for nominal rent while MID pursued the necessary development entitlements and other approvals. The San Diego County general plan covering the Bonsall lands is expected to accommodate MID's residential development plans.

As a result of the reorganization proposal received December 22, 2010 (see "*SIGNIFICANT MATTERS — Reorganization Proposal*"), lands held for development as described in note 5(a) to the consolidated financial statements, along with other assets, will transfer to the Stronach Shareholder as consideration for the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder. The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement under the *Business Corporations Act* (Ontario) and will be subject to approval by shareholders at the annual and general meeting of the shareholders of MID to be held on March 29, 2011 and the Ontario Superior Court of Justice thereafter. In connection with this Arrangement, the Company obtained information related to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria that indicated the existence of potential impairments and inability to recover the carrying value. In this respect, during the fourth quarter of 2010, the Real Estate Business recorded an impairment charge of $40.6 million relating to certain lands held for development. The write-down represents the excess of the carrying value of the assets over the estimated fair values determined by external real-estate appraisals.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34-acre parcel in Aurora, Ontario; a 64-acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157-acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205-acre parcel of land located in Bonsall, California. Prior to the Petition Date (see "*SIGNIFICANT MATTERS — MEC'S BANKRUPTCY — Chapter 11 Filing and Plan of Reorganization*"), the Real Estate Business had recorded the cost of the lands acquired from MEC at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties.

Properties Under Development

At December 31, 2010, the Real Estate Business had four projects under development consisting of: (i) an 87 thousand square foot expansion of a facility in Germany leased to Magna with a total anticipated cost of $10.5 million (euro 7.8 million) of which $5.2 million was spent at December 31, 2010, (ii) a 109 thousand square foot construction of a facility in Germany leased to Magna with a total anticipated cost of $10.6 million (euro 7.9 million) of which $3.2 million was spent at December 31, 2010, (iii) a 32 thousand square foot construction of a facility in Austria leased to Magna with a total anticipated cost of $2.6 million (euro 2.0 million) of which $1.6 million was spent at December 31, 2010, and (iv) improvements to a facility in Canada leased to a third-party tenant with a total anticipated cost of $11.0 million (Cdn.$11.0 million) of which $0.3 million was spent at December 31, 2010. During 2010, the Real Estate Business completed a project under development in Mexico representing an aggregate of 122 thousand square foot expansion of a facility leased to Magna. The total cost of the project in Mexico was approximately $5.0 million.

RACING & GAMING BUSINESS

The Racing & Gaming Business' results for the year ended December 31, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010.

Racing, Gaming and Other Revenue

During the period from the date the Transferred Assets were transferred to MID to December 31, 2010, our racetracks hosted a total of 155 live race days as follows: Golden Gate Fields (102 live race days), Santa Anita Park (5 live race days), Pimlico Race Course (12 live race days) and Portland Meadows (36 live race days). Gulfstream Park did not host any live race days during this period but operated as a simulcast facility with a slots and poker operation.

During 2010, racing, gaming and other revenues were $183.9 million, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Our operations which generated the most significant revenues were as follows:

- California operations had revenues of $56.3 million during 2010 which reflected revenues generated by Golden Gate Fields of $40.3 million and Santa Anita Park of $16.0 million. Average daily revenues at Golden Gate Fields were reflective of recent national trends in the horse racing industry (Source Equibase Company LLC; The Jockey Club). Santa Anita Park operated as a simulcast venue for the majority of the period since April 30, 2010, but hosted 5 live race days in the fourth quarter of 2010.
- Florida operations had revenues of $47.5 million during 2010. Gulfstream Park did not host live racing but operated as a simulcast facility with a slots and poker operation. The slots and poker operations generated revenues of $34.4 million, pari-mutuel operations generated revenues of $9.7 million and the food and beverage operations at Gulfstream Park generated revenues of $2.4 million. The Palm Meadows Training Center operation was open for training during the fourth quarter of 2010 and generated stable rental and other revenue of $1.0 million.

- Prior to entering into joint venture agreements with respect to the operations of MJC on July 1, 2010, Maryland operations had revenues of $27.0 million. Pimlico Race Course hosted 12 live race days during the second quarter of 2010 including the 135th Preakness Stakes, the second race of the Triple Crown of races.
- Oregon operations had revenues of $7.9 million during 2010 as Portland Meadows hosted 36 live race days and operated as a simulcast venue.
- Revenues from our account wagering and totalisator operations had revenues of $47.0 million during 2010. Account wagering revenues were negatively impacted by (i) certain credit card companies and financial institutions choosing to block otherwise exempt internet gambling related transactions at XpressBet® primarily during the second half of 2010 (see *"RACING & GAMING BUSINESS — GOVERNMENT REGULATION IMPACTING THE RACING & GAMING BUSINESS — XpressBet®"*), (ii) national wagering trends and (iii) horse inventory supply issues which resulted in many racetracks reducing live race days or experiencing lower average field size per race. Our totalisator operations were similarly impacted by these recent trends.
- The above revenues were reduced by $1.8 million as a result of intercompany eliminations related to transactions between our racetracks, account wagering operations and separate OTB facilities.

Purses, Awards and Other

Purses, awards and other were $100.9 million in 2010, which reflects direct variable costs associated with our pari-mutuel, gaming, and totalisator operations. As a percentage of pari-mutuel revenues, pari-mutuel purses, awards and other costs were 61.8%, while gaming costs of sales were 60.3% of gaming revenues. These percentages were generally consistent with management's expectations.

Operating Costs

Operating costs were $90.7 million in 2010 with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Included in operating costs are $3.4 million of costs primarily incurred to construct an all natural dirt surface at Santa Anita Park, including demolition costs of the previous synthetic racing surface. These costs have been expensed rather than being capitalized as the expenditure cannot be recovered through estimated undiscounted cash flows at the respective racetrack.

As a percentage of total racing, gaming and other revenues, operating costs were 47.4% excluding the capital expenditures that were expensed, which exceeded management's expectations but reflected additional marketing costs incurred at Gulfstream Park and XpressBet® and at Pimlico Race Course relating to the Preakness Stakes, as well as lower daily handle at many of our racetracks which had a negative impact on the operating cost percentage given that many of our operating expenses are fixed.

General and Administrative

General administrative expenses were $26.8 million for 2010 with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010.

Depreciation and Amortization

Depreciation and amortization was $4.7 million and $4.2 million, respectively, for 2010. Depreciation and amortization expense commenced from the date the Transferred Assets were acquired.

Interest Expense, Net

Net interest expense was $0.3 million for 2010 and was attributable primarily to the outstanding term loan facility that was assumed by MID in connection with the acquisition of the Transferred Assets. The term loan facility was fully repaid on July 7, 2010.

Equity Loss (Income)

Equity loss for 2010 of $29.5 million represents the Company's proportionate share of losses incurred on our investments in Maryland RE & R LLC and Laurel Gaming LLC of $24.4 million (see *"SIGNIFICANT MATTERS — TRANSACTION WITH PENN NATIONAL GAMING, INC."*), The Village at Gulfstream Park™ of $3.7 million, HRTV, LLC of $1.3 million and TrackNet Media Group LLC. The TrackNet Media Group LLC joint venture with Churchill Downs Incorporated is in the process of being dissolved.

The equity loss for 2010, from the Laurel Gaming LLC investment, reflects the Company's share of $9.2 million of costs incurred by the Maryland operations relating to pursuing alternative gaming opportunities and at Maryland RE & R LLC relating to operating losses incurred during the third and fourth quarters and a write-down of goodwill of $29.2 million. The write-down of goodwill is primarily a result of reduced expectations of achieving alternative gaming at Laurel Park due to the November 2010 referendum whereby the Anne Arundel electorate voted in favour of a bill permitting the zoning of a video lottery terminal facility at Anne Arundel Mills Mall. The unfavourable decision represents an impediment to our efforts to pursue alternative gaming opportunities.

Write-down of Long-lived and Intangible Assets

Write-down of long-lived and intangible assets of $3.5 million relates to a write-down of goodwill and trademark at XpressBet® which was adversely impacted by certain credit card companies and financial institutions choosing to block otherwise exempt internet gambling related transactions primarily during the second half of 2010. Consequently, future expectations for growth and profitability have been impacted as it is anticipated that it will require additional time and investment to re-acquire customers that have either reduced or ceased their account wagering activity through XpressBet®.

Other Gains (Losses), Net

Other losses for 2010 of $0.1 million represents the loss on deconsolidation as a result of the sale of a 49% interest in the Maryland Real Estate and Racing Venture and 51% interest in the Maryland Gaming Venture on July 1, 2010 (see *"SIGNIFICANT MATTERS — TRANSACTION WITH PENN NATIONAL GAMING, INC.").*

Income Tax Expense

Income tax expense for 2010 was nominal which is reflective of the operating losses generated by the Racing & Gaming Business which have not been benefited.

Net Loss

Net loss for 2010 was $76.7 million. Overall, the loss is generally reflective of the Company's share of losses incurred on our investment in Maryland RE & R LLC resulting from a goodwill impairment charge and at Laurel Gaming LLC related to costs incurred to pursue alternative gaming, as well as the seasonal nature of our Racing & Gaming Business as the Transferred Assets were acquired on April 30, 2010. The racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. The net loss is also attributable to the declining national trend of pari-mutuel wagering activity.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated cash flows from operations of $88.8 million in 2010 and at December 31, 2010 had cash and cash equivalents of $85.4 million and shareholders' equity of $1.5 billion.

Cash Flow

Operating Activities

The Company generated cash flow from operations before changes in non-cash working capital balances of $58.7 million in 2010 compared to $99.8 million in the prior year. The increase in loss from continuing operations of $2.2 million and the $39.0 million decrease in non-cash items (see note 22(a) to the

consolidated financial statements) primarily relates to the impairment provision relating to the loans receivable from MEC, the deconsolidation adjustment to the carrying value of the investment in MEC and the currency translation loss included in "other gains (losses)" recorded in 2009, partially offset by the impairment recovery related to the loans receivable from MEC and the purchase price consideration adjustment, the increase in future tax expense, the increase in the equity loss and the increase in the write-down of long-lived and intangible assets recorded in 2010.

The change in non-cash balances was a source of cash of $30.1 million in 2010 compared to a source of cash of $3.4 million in 2009 (see note 22(b) to the consolidated financial statements). The increase in source of cash is primarily due to the decrease in accounts receivable and receivable from reorganized MEC offset with the decrease in accounts payable and accrued liabilities arising from the Transferred Assets. At April 30, 2010, the date of transfer of the Transferred Assets, the racetracks had a significant amount of accounts receivable from prior race dates that were subsequently collected during the year ended December 31, 2010. In addition, the decrease in receivable from reorganized MEC of $41.3 million related to $19.9 million of proceeds received from the Debtors sale of Thistledown and $21.4 million from the receipt of directors' and officers' insurance proceeds. Offsetting these increases is a decrease in accounts payable and accrued liabilities resulting from the payments of allowed administrative, priority and other claims under the Plan relating to the Transferred Assets and the payment in 2010 of advisory and other costs relating primarily to MID's involvement in the Debtors' Chapter 11 process incurred in 2009.

Investing Activities

Cash used in investing activities for 2010 was $10.9 million, which includes a use of cash of $50.5 million for the acquisition of the Transferred Assets, loan advances of $13.8 million to MEC under the DIP Loan, capital expenditures of $15.3 million on property and fixed asset additions and $14.8 million on other asset additions, which consist primarily of funding to the Company's unconsolidated joint ventures. Offsetting these uses of cash in 2010 were loan repayments from MEC of $60.8 million (see *"LOANS RECEIVABLE FROM MEC"*) and $22.7 million relating to the proceeds from the disposition of the Company's 49% interest in MJC.

Financing Activities

Cash used in financing activities in 2010 was $126.6 million. Borrowings on the Company's unsecured revolving credit facility of $77.1 million were offset with $64.2 million of repayments. In addition, bank indebtedness of $41.9 million and long-term debt of $74.0 million relating to the Transferred Assets were repaid. Repayments of $0.3 million were made relating to the mortgage payable due in January 2011. Dividends of $23.4 million were also paid in 2010.

Bank Financing

The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 3.25%, or the U.S. base or Canadian prime rate, in each case plus 2.25%. At December 31, 2010, the Company had Cdn. $13.0 million ($13.1 million) drawn under the MID Credit Facility (December 31, 2009 — no borrowings) and had issued letters of credit totalling $2.9 million (December 31, 2009 — $0.2 million). The weighted average interest on the loans outstanding under the MID Credit Facility at December 31, 2010 was 5.83%.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At December 31, 2010, all of the Debentures remained outstanding. The total outstanding at December 31, 2010 was $264.3 million. On April 27, 2010, Dominion Bond Rating Service ("DBRS") downgraded the Company's investment grade rated Debentures from BBB (high) to BBB.

At December 31, 2010, the Company also had a mortgage payable in the amount of $2.3 million which was fully repaid on its maturity date in January 2011.

A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park had a $7.5 million revolving loan facility under an existing credit facility with a U.S. financial institution that required that the aggregate outstanding principal be fully repaid over a period of 60 consecutive days during each year. The revolving loan facility was scheduled to mature on October 31, 2012. However, this facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving loan facility was secured by a first deed of trust on Santa Anita Park and the surrounding real property. In July 2010, the Company fully repaid the $3.9 million outstanding under the revolving loan facility. This facility is no longer available to the Company. Borrowings under the revolving loan facility bore interest at the U.S. prime rate.

The wholly-owned subsidiary of the Company that owns and operates Santa Anita Park also had $61.1 million outstanding under its term loan facility at April 30, 2010, the date of acquisition of the Transferred Assets, which bore interest at LIBOR plus 2.0%. In the second and third quarters of 2010, the Company fully repaid the $61.1 million outstanding under the term loan facility. This facility is no longer available to the Company. The term loan facility was repayable in monthly principal payments of $375 thousand until maturity. The term loan facility was scheduled to mature on October 31, 2012. However, this facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property.

The Company's wholly-owned subsidiaries that owned and operated 100% of MJC also had an aggregate of $12.9 million outstanding under three term loan facilities at April 30, 2010, the date of acquisition of the Transferred Assets. In the second quarter of 2010, the Company fully repaid the $12.9 million outstanding under the term loans facilities. The term loans were scheduled to mature on December 1, 2013 or June 7, 2017. However, these facilities were due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loans bore interest at LIBOR plus 2.6% per annum or 7.7% per annum and were collateralized by deeds of trust on MJC's land, buildings and improvements. These facilities are no longer available to the Company.

At December 31, 2010, the Company's debt to total capitalization ratio was 16%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2010, the Company was in compliance with all of its debt agreements and related covenants. The Company intends to amend the MID Credit Facility to allow for the change in control of the Company should the reorganization proposal close. The company expects to receive this amendment.

LOANS RECEIVABLE FROM MEC

On April 30, 2010, the outstanding balance of the loans receivable from MEC was settled as part of the Plan. These loans were comprised of: a bridge loan of up to $80.0 million (subsequently increased to $125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest (together, the "MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees) (the "2008 MEC Loan"); and the DIP Loan. The details of the loans are discussed in note 3(a) of the consolidated financial statements in respect of the year ended December 31, 2010.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2010

The discussion of our results of operations for the three months ended December 31, 2010 contained in the MD&A attached to our press release dated March 10, 2011, as filed on www.sedar.com, is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Interim Chief Financial Officer of MID have evaluated the effectiveness of MID's disclosure controls and procedures, as defined in National Instrument 52-109 — *Certification of Disclosure in Issuers' Annual and Interim Filings* ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, MID's disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

MID's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for MID. Under the supervision and with the participation of MID's Chief Executive Officer and Interim Chief Financial Officer, management conducted an evaluation of the effectiveness of MID's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that MID's internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent licensed public accounting firm, who audited and reported on MID's consolidated financial statements for the year ended December 31, 2010 included in MID's annual report for fiscal 2010, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on MID's internal control over financial reporting as of the Evaluation Date. The attestation report is at the front of the financial statements included in MID's annual report for fiscal 2010.

Limitation of Scope of Design of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer and Interim Chief Financial Officer of MID have limited the scope of their design of MID's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of the Racing & Gaming Business acquired under the Plan commencing on April 30, 2010 and joint venture entities in which the Company holds an interest. For further details relating to the Racing & Gaming Business acquired and such joint venture entities, please refer to notes 2(c) and 7 to the consolidated financial statements. As a result of our acquisition of the Racing & Gaming Business under the Plan on April 30, 2010, the consolidated operating results, financial condition and cash flows were materially impacted from the date of transfer through December 31, 2010. The internal controls and procedures of the Racing & Gaming Business have a material effect on our internal control over financial reporting. As at and for the year ended December 31, 2010, total assets and total revenues of the Racing & Gaming Business represent 28.8% and 48.2% of the Company's consolidated assets and revenues.

MID's management, including the Chief Executive Officer and Interim Chief Financial Officer, continue to evaluate the internal controls and procedures surrounding the Transferred Assets.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in MID's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which MID made its most recent previous interim filing and ended on December 31, 2010 that have materially affected, or are reasonably likely to materially affect, MID's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

MID's management, including the Chief Executive Officer and the Interim Chief Financial Officer, does not expect that MID's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payment of long-term debt and construction commitments. At December 31, 2010, future payments, including interest payments, under these contractual obligations were as follows:

(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Mortgage obligations	$ 2,254	$ —	$ —	$ —	$ —	$ —	$ 2,254
Debentures	16,120	16,120	16,120	16,120	16,120	282,168	362,768
Operating leases	1,924	1,434	1,177	989	834	—	6,358
Pension and postretirement contributions	614	—	—	—	—	—	614
Construction and development project commitments	8,705	—	—	—	—	—	8,705
Total	$29,617	$17,554	$17,297	$17,109	$16,954	$282,168	$380,699

In addition to the letters of credit issued under the MID Credit Facility, the Company had $2.3 million of letters of credit issued with various financial institutions at December 31, 2010 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

For further discussion of commitments, contractual obligations and contingencies, refer to notes 1, 2, 3, 11, 13 and 25 to the consolidated financial statements and "*LIQUIDITY AND CAPITAL RESOURCES*".

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. On April 30, 2010, as a result of the acquisition of the Transferred Assets, additional off-balance sheet arrangements were assumed or subsequently incurred. For a further understanding of these arrangements, refer to note 25 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

For a discussion of the Company's transactions with related parties, please refer to notes 1, 2 and 3 to the consolidated financial statements and the sections in this MD&A entitled "*SIGNIFICANT MATTERS*", "*REAL ESTATE BUSINESS*" and "*LOANS RECEIVABLE FROM MEC*".

FOURTH QUARTER

See the section entitled "*SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)*" for details of items occurring in the fourth quarter that had a significant impact on the consolidated results of the Company.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 15 to the consolidated financial statements.

DIVIDENDS

In 2010, the Company declared a quarterly dividend with respect to each of the three-month periods ended December 31, 2009 and March 31, 2010 in the amount of $0.15 per Class A Subordinate Voting Share and Class B Share. In addition, the Company declared a quarterly dividend with respect to each of the three-month periods ended June 30, 2010 and September 30, 2010 in the amount of $0.10 per Class A Subordinate Voting Share and Class B Share. Subsequent to December 31, 2010, the Board declared a dividend of $0.10 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2010, which will be paid on or about April 15, 2011 to shareholders of record at the close of business on April 8, 2011.

RISKS AND UNCERTAINTIES

The following are some of the more significant risks that could affect our ability to achieve our desired results:

REAL ESTATE BUSINESS

At December 31, 2010, all but 14 of our income-producing properties are leased to the Magna group. The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks

and uncertainties, including the following factors that may adversely affect the Magna group's operations in the automotive parts sector:

- a slower than anticipated economic recovery or deterioration of economic conditions could have a material adverse effect on Magna's profitability and financial condition;
- the continuation of current levels of, or declines in, automobile sales and production could have a material adverse effect on Magna's profitability;
- the bankruptcy of any of Magna's major customers, and the potential corresponding disruption of the automotive supply chain, could have a material adverse effect on Magna's profitability and financial condition;
- the deterioration of the financial condition of some of Magna's suppliers as a result of current economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna's profitability or other significant, non-recurring costs;
- Magna's short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations;
- Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future, which could have a material adverse effect on its profitability;
- Magna's failure to identify and develop new technologies and to successfully apply such technologies to create new products could have a material adverse effect on its profitability and financial condition;
- Magna's inability to diversify its sales could have a material adverse effect on its profitability; and
- the consequences of shifting market shares among vehicles could have a material adverse effect on Magna's profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past five years. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, particularly in light of the pressures in the automotive industry and Magna's current plant rationalization plan and our disputes with certain of our shareholders, the level of business that we have received from Magna has significantly declined over the past five years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The

Magna group's inability to maintain its historical level of growth would likely adversely affect our growth and the level of annualized lease payments that we receive.

MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities. Magna continues to be bound by the terms of the lease agreements for leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances. If the scope of Magna's rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded. Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

On May 6, 2010, Magna had announced that it has entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna's Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which the Stronach Trust has controlled Magna. Effective August 31, 2010, Magna's dual class share capital structure described above was eliminated pursuant to a court-approved plan of arrangement and approval by Magna's shareholders and the Ontario Superior Court resulting in the Stronach Trust no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control for tax purposes and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after-tax results of operations and FFO. In addition, there is uncertainty whether the cessation of control of Magna by the Stronach Trust would have any impact on our relationship with Magna.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development. While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so. In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity. In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business' revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the U.S. and generates lease payments that are not denominated in U.S. dollars. Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

Leases representing the majority of our total leaseable area do not expire until 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Real Estate Industry

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna's plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options,

and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Proceeds from Lone Star Park

The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

- that the closing does not occur or is delayed;
- if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and
- if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

RACING & GAMING BUSINESS

Government Regulations and Approvals

The passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, can be a long and uncertain process. A decision to prohibit, delay or remove alternative gaming rights at racetracks by the government or the citizens of a state, or other jurisdiction, in which we own or operate a racetrack, could adversely affect our business or prospects.

- Florida currently allows alternative gaming to be conducted at Gulfstream Park. Oregon permits a limited number of video lottery terminal machines to be operated at our racetrack and our network of off-track betting centers, as well as bars and taverns located throughout the state. (For Maryland see *"RACING & GAMING BUSINESS — GOVERNMENT REGULATIONS IMPACTING THE RACING & GAMING BUSINESS — Maryland"*).

- In the event that alternative gaming legislation is enacted in additional jurisdictions, there can be no certainty as to the terms of such legislation or regulations, including the timetable for commencement, the conditions and feasibility of operation and whether alternative gaming rights are to be limited to racetracks. If we proceed to conduct alternative gaming at any of our racetracks, there may be significant costs and other resources to be expended, and there will be significant risks involved, including the risk of changes in the enabling legislation, that may have a material adverse effect on the relevant racetrack's operations and profitability.
- Both our pari-mutuel gaming and alternative gaming activities at racetracks are dependent on governmental regulation and approvals. Amendments to such regulation or the failure to obtain such approvals could adversely affect our business. In addition, compliance with new requirements mandated by regulators can represent a significant cost and, in the event those requirements must be met quickly, could lead to operational difficulties.
- All our pari-mutuel wagering and alternative gaming operations at racetracks are contingent upon the continued governmental approval of these operations as forms of legalized gaming. All our current gaming operations are subject to extensive governmental regulation and could be subjected at any time to additional or more restrictive regulation, or banned entirely. We may be unable to obtain, maintain or renew all governmental licenses, registrations, permits and approvals necessary for the operation of our pari-mutuel wagering and other gaming facilities. Licenses to conduct live horse racing and wagering, simulcast wagering, account wagering and alternative gaming at racetracks must be obtained from each jurisdiction's regulatory authority, in many cases annually. The denial, loss or non-renewal of any of our licenses, registrations, permits or approvals may materially limit the number of races we conduct or the form or types of pari-mutuel wagering and other gaming activities we offer, and could have a material adverse effect on our business. In addition, we currently devote significant financial and management resources to complying with the various governmental regulations to which our operations are subject. Any significant increase in governmental regulation would increase the amount of our resources devoted to governmental compliance, could substantially restrict our business, and could materially adversely affect our operating results.

Any future expansion of our pari-mutuel and gaming operations will likely require us to obtain additional governmental approvals or, in some cases, amendments to current laws governing such activities.

- The high degree of regulation in the pari-mutuel and gaming industry is a significant obstacle to our growth strategy, especially with respect to alternative gaming at racetracks and account wagering, including telephone, interactive television and internet-based wagering. Currently, non-pari-mutuel gaming is only offered at two U.S. racetracks we own, Gulfstream Park and Portland Meadows, at which we offer a limited number of video lottery terminal machines. (For Maryland see *"RACING & GAMING BUSINESS — GOVERNMENT REGULATIONS IMPACTING THE RACING & GAMING BUSINESS — Maryland"*).
- Account wagering in the U.S. may currently be conducted only through hubs or bases located in certain states. Our expansion opportunities with respect to account wagering will be limited unless more states amend their laws to permit account wagering or, in the alternative, if states take action to make such activities unlawful. In addition, the licensing and legislative amendment processes can be both lengthy and costly, and we may not be successful in obtaining required legislation, licenses, registrations, permits and approvals.
- In the past, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. In December 2000, legislation was enacted in the U.S. that amends the Interstate Horseracing Act of 1978. We believe that this amendment clarifies that inter-track simulcasting, off-track betting and account wagering, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law. The amendment may not be interpreted in this manner by all concerned, however, and there may be challenges to these activities by both state and federal law enforcement authorities, which could have a material adverse impact on our business, financial condition, operating results and prospects.

- In addition, the U.S. Congress passed, in September 2006, the Unlawful Internet Gambling Enforcement Act. This act prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of internet gambling. This new law and its accompanying regulations have curtailed our account wagering operations despite the fact that the law contains an exemption for pari-mutuel wagers placed pursuant to the Federal Interstate Horseracing Act of 1978. We may suffer a materially adverse impact on our account wagering business which, in turn could have a materially adverse impact on our business, financial condition, operating results and financial performance if there is further curtailment or we do not reacquire customers that have either reduced or ceased account wagering activities.
- It also is unclear at this time the full extent to which financial institutions, such as banks, credit card companies and payment processors, will nonetheless block otherwise exempt transactions, such as those funding transactions made in connection with lawful pari-mutuel wagering on horse racing. To the extent a large number of banks and payment processors block these otherwise exempt transactions, it could have a material adverse impact on our account wagering business which, in turn, could have a materially adverse impact on our business, financial condition, operating results and financial performance.
- Finally, since the passage of the federal Unlawful Internet Gambling Enforcement Act in the U.S., it is unclear just how federal and/or state prosecutors will address wagers that involve parties from outside the U.S. If this new act is interpreted as prohibiting international wagers, it will have a material adverse effect on our business, financial condition, operating results and financial performance.
- Even before the passage of the Unlawful Internet Gambling Enforcement Act, certain financial institutions began blocking the use of credit cards issued by them for internet gambling, either voluntarily or as part of a settlement with the office of the Attorney General for New York. State legislation or actions of this nature by a state's Attorney General or state agency, if enacted or implemented without providing for a meaningful exception to allow account wagering to be conducted as it is currently being conducted by the U.S. horse racing industry, could inhibit account wagering by restricting or prohibiting its use altogether or, at a minimum, by restricting or prohibiting the use of credit cards and other commonly used financial instruments to fund wagering accounts. If enacted or implemented, these or any other forms of legislation or practices restricting account wagering could cause our business and its growth to suffer.

Uncertainty as to the effect of Congress' attempt to eliminate the federal income tax withholding requirement on winning wagers by foreign nationals could subject us to tax liability.

- In October 2004, a bill was enacted to enable U.S. pari-mutuel wagering operators to accept wagers from foreign nationals located in foreign countries into their pari-mutuel pools. The previous law required U.S. pari-mutuel wagering operators to withhold federal income tax on any winning wagers placed by foreign nationals located in foreign countries. Any failure to withhold income tax from these wagers made the payer entity liable. We believe that the new law reflects Congress' intent to eliminate the tax withholding requirement from winning pari-mutuel wagers placed by foreign nationals located in foreign countries. In the absence of specific rules expressing how this new law is to be interpreted, however, there is a risk that the law will be interpreted differently from Congress' apparent intent, thus imposing an obligation on tracks to continue withholding federal income tax from winning wagers by foreign nationals located in foreign countries. This uncertainty could expose us to tax liability if it is determined that our method for accepting foreign wagers into our pools is incorrect. Any resulting tax liability imposed on us could have a material adverse impact on our revenues and financial performance.

Some jurisdictions view our operations primarily as a means of raising taxes, and therefore we are particularly vulnerable to additional or increased taxes and fees.

- We believe that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state and local income taxes, and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry.

Competitive Environment

Gaming companies that operate on-line and offer internet-based wagering services may materially adversely affect our operating results.

- Gaming companies that operate on-line and offer internet-based wagering services often do not have the same level of overhead as we do as they do not have similar capital expenditure requirements, which often results in those companies being able to offer services at discount prices. In addition, unlike traditional operations, like ours, these off-shore online operators often do not pay certain percentages of handle to local horsemen, state regulatory agencies and other possible entities in accordance with applicable U.S. federal and state law and horse industry regulations, which means those operators are able to attract U.S. based customers that might otherwise use our services by offering rebates we cannot afford to offer.

Our strategy of increasing international distribution of North American horse racing may not be successful.

- We believe that there is a demand for North American horse racing in the international market, but we may not be correct in our belief. Our plan to distribute our content internationally has not been successfully carried out by any other company to date. We are spending financial capital and deploying human capital in an effort to capture the international market. If we are not successful, it may have a material adverse effect on our ability to meet any future revenue expectations and, therefore, our operating results.

We face significant competition from other racetrack operators, including those in states where more extensive gaming options are authorized, which could hurt our operating results.

- We face significant competition in each of the jurisdictions in which we operate. The introduction of legislation enabling slot machines or video lottery terminals to be installed at racetracks in certain states allows those racetracks to increase their purses and compete more effectively with us for the business of horse owners, trainers and customers. Competition from existing racetrack operators, as well as the addition of new competitors, may have a material adverse effect on our future performance and operating results.

Competition from non-racetrack gaming operators may reduce the amount wagered at our facilities and on races conducted at our facilities and materially adversely affect our operating results.

- We compete for customers with casinos, sports wagering services and other non-racetrack gaming operators, including government sponsored lotteries, which benefit from numerous distribution channels, including supermarkets, service stations and convenience stores, as well as from frequent and extensive advertising campaigns. We do not enjoy the same access to the gaming public or possess the advertising resources that are available to government sponsored lotteries as well as some of our other non-racetrack competitors, which may adversely affect our ability to compete effectively with them.

We currently face significant competition from Internet and other forms of account wagering, which may reduce our profitability.

- Internet and other account wagering gaming services allow their customers to wager on a wide variety of sporting events and casino games from home. Although many on-line wagering services are operating from offshore locations in violation of U.S. law by accepting wagers from U.S. residents, they may divert wagering dollars from legitimate wagering venues such as our racetracks and account wagering operations. Moreover, our racetrack operations generally require greater ongoing capital expenditures in order to expand our business than the capital expenditures required by internet and other account wagering gaming operators. Currently, we cannot offer the diverse gaming options provided by many internet and other account wagering gaming operators and may face significantly greater costs in operating our business. Our inability to compete successfully with these operators could be materially adverse to our business. In addition, the market for account wagering is affected by changing technology. Our ability to anticipate such changes and to develop and introduce new and enhanced services on a timely basis will be a significant factor in our ability to expand, remain competitive and attract new customers.

XpressBet® and HRTV™ may not be able to enter into agreements with additional content owners.

- TVG and Twin Spires are the main competitors with XpressBet® in the account wagering business and TVG is also the main competitor of HRTV™ in the television business. In the event TVG is able to sign other horseracing content owners to exclusive agreements for either or both of televising races and accepting account wagering on races, as has been their past business practice, those content owners will not be able to make available their content to XpressBet® (for purposes of account wagering), and HRTV™ (for purposes of televising races), respectively, which will in turn negatively impact our ability to attract additional customers.

Expansion of gaming conducted by Native American groups may lead to increased competition in our industry, which may negatively impact our growth and profitability.

- In March 2000, the California state constitution was amended, resulting in the expansion of gaming activities permitted to be conducted by Native American groups in California. This has led to, and may continue to lead to, increased competition and may have an adverse effect on the profitability of Santa Anita Park and Golden Gate Fields. It may also affect the purses that those tracks are able to offer and therefore adversely affect our ability to attract top horses.
- Several Native American groups in Florida have previously expressed interest in opening or expanding existing casinos in southern Florida, which could compete with Gulfstream Park and reduce its profitability.

A decline in the popularity of horse racing could adversely impact our business.

- The popularity of horse racing is important to our operating results. Public tastes are unpredictable and subject to change. Any decline in interest in horse racing or any change in public tastes may adversely affect our revenues and, therefore, our operating results.

Declining on-track attendance and increasing competition in simulcasting may materially adversely affect our operating results.

- There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at our facilities and on races conducted at our racetracks and may materially adversely affect our business, financial condition, operating results and prospects.

The profitability of our racetracks is partially dependent upon the size and health of the local horse population in the areas in which our racetracks are located.

- Horse population is a factor in a racetrack's profitability because it generally affects the average number of horses (i.e. the average "field size") that run in races. Larger field sizes generally mean increased wagering and higher wagering revenues due to a number of factors, including the availability of exotic bets (such as "exacta" and "trifecta" wagers). Various factors have led to both short-term and long-term declines in the horse population in certain areas of the country, including competition from racetracks in other areas, declining levels of wagering on horse racing, increased costs and changing economic returns for owners and breeders, and the spread of various debilitating and contagious equine diseases. If any of our tracks are faced with a sustained outbreak of a contagious equine disease, or if we are unable to attract horse owners to stable and race their horses at our tracks by offering a competitive environment, including improved facilities, well-maintained racetracks, better living conditions for backstretch personnel involved in the care and training of horses stabled at our tracks, and a competitive purse structure, our profitability could decrease. In the event other serious diseases present themselves and pose a serious threat to the horse population and/or people working in our operations, we may be required to cease operations at affected locations until such time as the threat has passed, in which case our operations would likely be negatively impacted.

Industry controversies could cause a decline in bettor confidence and result in changes to legislation, regulation, or industry practices of the horse racing industry, which could materially reduce the amount wagered on horse racing and increase our costs, and therefore adversely affect our revenue and operating results.

- In general, the pari-mutuel wagering industry is adversely affected by negative information that can erode bettor confidence. Any investigation (whether or not charges are ultimately laid) or any materially negative information arising out of an investigation by the FBI or any other federal, state or industry investigative or regulatory body, including, without limitation, any negative information concerning the internal controls and security of totalisator systems related to pari-mutuel wagering activities, may materially reduce the amount wagered on horse racing. Such a reduction would likely negatively impact the revenue and earnings of companies engaged in the horse racing industry, including ourselves.

If we pay persons who place fraudulent "winning" wagers, we would remain liable to pay the holders of the proper winning wagers the full amount due to them.

- We may be subject to claims from customers for fraudulent "winning" wagers. If we paid those claims, we would remain liable to the holders of the proper winning wagers for the full amount due to them and would have the responsibility to attempt to recover the money that we paid on the fraudulent claims. We may not be able to recover that money, which would adversely affect our operating results.

Seasonality, Climate and Environmental Factors

Our operating results fluctuate seasonally and may be impacted by a reduction in live racing dates due to regulatory factors.

- We experience significant fluctuations in quarterly operating results due to the seasonality associated with the racing schedules at our racetracks. Generally, our revenues from racetrack operations are greater in the first quarter of the calendar year than in any other quarter. We have a limited number of live racing dates at each of our racetracks and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions in which we operate is subject to regulatory approval from year to year and, in any given year, we may not receive the same or more racing dates than we have had in prior years. We are also faced with the prospect that competing racetracks may seek to have some of our historical dates allocated to them. A significant decrease in the number of our live racing dates would likely reduce our revenues and cause our business to suffer.

Unfavourable weather conditions may result in a reduction in the number of races we hold.

- Since horse racing is conducted outdoors, unfavourable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled or may reduce attendance and wagering. Since a substantial portion of our operating expenses are fixed, a reduction in the number of races held or the number of horses racing due to unfavourable weather would reduce our revenues and cause our business to suffer.

An earthquake in California could interrupt our operations at Santa Anita Park and Golden Gate Fields, which would adversely impact our cash flow from these racetracks.

- Two of our largest racetracks, Santa Anita Park and Golden Gate Fields, are located in California and are therefore subject to greater earthquake risks than our other operations. We do not maintain significant earthquake insurance on the structures at our California racetracks. We maintain fire insurance for fire risks, including those resulting from earthquakes, subject to policy limits and deductibles. There can be no assurance that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses. If an uninsured or underinsured loss occurs, we could lose anticipated revenue and cash flow from our California racetracks.

A severe hurricane hitting the Miami area could interrupt our operations at Gulfstream Park, which would adversely impact our cash flow from this track.

- Gulfstream Park is located in Hallandale Beach, Florida, just inland from the Atlantic Ocean. Gulfstream Park has been built to withstand severe winds but significant flooding resulting from a hurricane or other tropical storm could result in significant damage to the facility. If the facility sustained serious damage, the operations and results would be negatively impacted.

We face strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect our financial results.

- We are subject to a wide range of requirements under environmental laws and regulations relating to waste water discharge, waste management and storage of hazardous substances. Compliance with environmental laws and regulations can, in some circumstances, require significant capital expenditures. Moreover, violations can result in significant penalties and, in some cases, interruption or cessation of operations. The California Regional Water Quality Control Board (the "Control Board") requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and the water table as a result of maintenance of the horse population on site. With the issuance of the permit, there are certain compliance efforts that the Control Board has requested that management address over the five-year permit period. The Control Board has not given deadlines for immediate compliance nor is Santa Anita's current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Upon receipt of the permit, we commenced discussions with the Control Board regarding the nature of the compliance requests and commenced the planning process as to how the Company would address these requirements. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirements.
- Furthermore, we may not have all required environmental permits and we may not otherwise be in compliance with all applicable environmental requirements. Where we do not have an environmental permit but one may be required, we will determine if one is in fact required and, if so, will seek to obtain one and address any related compliance issues, which may require significant capital expenditures.
- Various environmental laws and regulations in the U.S. impose liability on us as a current or previous owner and manager of real property, for the cost of maintenance, removal and remediation of hazardous substances released or deposited on or in properties now or previously owned or managed by us or disposed of in other locations. Our ability to sell properties with hazardous substance contamination or to borrow money using that property as collateral may also be uncertain. Changes to environmental laws and regulations, resulting in more stringent terms of compliance, or the enactment of new environmental legislation, could expose us to additional liabilities and ongoing expenses.
- Any of these environmental issues could have a material adverse effect on our business.

Union Contracts and Industry Association Agreements

If we are unable to continue to negotiate satisfactory union contracts, some of our employees may commence a strike. A strike by our employees or a work stoppage by backstretch personnel, who are employed by horse owners and trainers, may lead to lost revenues and could have a material adverse effect on our business.

- As of December 31, 2010, we employed approximately 2,400 employees, approximately 1,400 of whom were represented by unions. A strike or other work stoppage by our employees could lead to lost revenues and have a material adverse effect on our business, financial condition, operating results and prospects. In addition, legislation in California in 2002 facilitated the organization of backstretch personnel. A strike by backstretch personnel could, even though they are not our employees, lead to lost revenues and therefore adversely affect our operating results.

We periodically enter into agreements with third parties over whom we have limited control but whose conduct could affect the licenses that we hold in various jurisdictions.

- From time to time, we may enter into agreements with third parties over whom we have limited control. Conduct arising from or related to these agreements or joint venture arrangements could have an impact on

the various licenses that our subsidiaries hold in multiple jurisdictions. Such impact could have a material adverse impact on us or our financial condition, operating results or prospects, primarily through the impact associated with any loss, denial, suspension or other penalty imposed on such licenses.

We depend on agreements with our horsemen's industry associations to operate our business.

- The U.S. Interstate Horseracing Act of 1978, as well as various state racing laws, require that, in order to simulcast races and, in some cases conduct live racing, we have written agreements with the horsemen at our racetracks, which are represented by industry associations. In some jurisdictions, if we fail to maintain operative agreements with the industry associations, we may not be permitted to conduct live racing or simulcasting at tracks or account wagering from hubs located within those jurisdictions. In addition, our simulcasting agreements are generally subject to the approval of the industry associations. Should we fail to renew existing agreements with the industry associations on satisfactory terms or fail to obtain approval for new simulcast agreements, we would lose revenues and our operating results would suffer.

Real Estate Ownership and Development Risks

The ownership and development of real estate held by the Racing & Gaming Business is subject to risks set out above under *"Risks and Uncertainties — Real Estate Industry"*. In addition, redevelopment projects at our racetracks may result in a write-down of the value of certain assets and may cause temporary disruptions of our racing operations. The redevelopment of excess land surrounding a racetrack or replacing racing surfaces, grandstands and the backstretch facilities could disrupt operations creating not only delays to the racing season, including lost days, but the perceived inconveniences can contribute to reduced attendance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Principles Of Consolidation

We consolidate entities when we have the ability to control the operating and financial decisions and policies of that entity, including if the entity is determined to be a variable interest entity and we are the primary beneficiary. We apply the equity method of accounting where we can exert significant influence, but not control, over the operating and financial decisions and policies of the entity. We use the cost method of accounting where we are unable to exert significant influence over the entity.

Business Combinations

In a business combination, the Company recognizes the assets acquired and the liabilities assumed at their acquisition date fair values. Any goodwill recognized as of the acquisition date is measured as the excess of the respective entity's enterprise value and the net of the acquisition date fair values of the assets acquired and the liabilities assumed for that entity. While the Company uses best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill for those respective entities that goodwill has been recorded or an adjustment to the purchase price consideration adjustment line item. Upon the conclusion of the measurement period or final determination of the values of

assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of loss.

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date with respect to the value of real estate properties, fixed assets, intangible assets, pre-acquisition contingencies and the determination of future tax balances associated with differences between estimated fair value and the tax bases of assets acquired and liabilities assumed. The fair value of the real estate properties was determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. The fair value of fixed assets, which include machinery and equipment and furniture and fixtures, was determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances. Intangible assets include customer contracts, software technology and a trademark. The fair value of the customer contracts was determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. The fair value of the software technology and trademark were determined based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology or the trademark by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset.

For a given acquisition, the Company identifies certain pre-acquisition contingencies as of the acquisition date and may extend the review and evaluation of these pre-acquisition contingencies throughout the measurement period (up to one year from the acquisition date) in order to obtain sufficient information to assess whether the Company includes these contingencies as a part of the purchase price allocation and, if so, to determine their estimated amounts. If the Company determines that a pre-acquisition contingency is probable in nature and estimable as of the acquisition date, the Company will record its best estimate for such a contingency as a part of the preliminary purchase price allocation. The Company often continues to gather information for and re-evaluates pre-acquisition contingencies throughout the measurement period and if changes to the amounts recorded are required or if the Company identifies additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period and, subsequently, in the results of operations. Pre-acquisition contingencies, among other things, include insurance recoveries MID is seeking to receive as compensation from MEC's directors' and officers' insurers, the finalization of litigation proceedings, including those against PA Meadows, LLC for any future payments under the holdback agreement relating to MEC's prior sale of The Meadows racetrack and Cushion Track Footing USA, LLC for failure to install a racing surface at Santa Anita Park suitable for purposes for which it was intended.

Long-lived Assets

The Company's most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development. The carrying values of the Company's long-lived assets (including real estate properties and fixed assets) not held for sale are evaluated whenever events or changes in circumstances present indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are classified by the Company as available for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable" value is determined based on discounted net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over the estimated useful lives of buildings, which typically range from 20 to 40 years.

Accounting estimates related to long-lived assets and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment charge could have a material impact on the Company's results of operations and financial position.

Goodwill and Other Intangible Assets

Intangible assets are classified into three categories: (i) intangible assets with definite lives subject to amortization; (ii) intangible assets with indefinite lives not subject to amortization; and (iii) goodwill. Intangible assets with definite lives consist of customer contracts and software technology and are amortized on a straight-line basis over the period of expected benefit ranging from three to eight years. An impairment review is conducted when there are indicators of impairment using the net recoverable amount analysis disclosed above. Intangible assets with indefinite lives consist of a trademark. The trademark is not amortized but is evaluated for impairment by comparing the carrying amount to the estimated fair value using the "relief from royalty valuation" methodology. This approach involves estimating reasonable royalty rates for the trademark and applying royalty rates to a net revenue stream and then discounting the resulting cash flows to determine the fair value. If the fair value is less than the carrying value of the trademark, an impairment charge is recorded. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is evaluated for impairment on an annual basis or when impairment indicators are present. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined using estimated discounted future cash flows of the reporting unit.

Accounting estimates related to goodwill and other intangible assets and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment charge could have a material impact on the Company's results of operations and financial position.

Stock-Based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of

the Company's stock options. For further details, refer to notes 16 and 19 to the consolidated financial statements.

Revenue Recognition

Real Estate Business

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The Real Estate Business' leases, both with Magna and third-party tenants (the "Leases"), are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business' classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may otherwise differ from reported amounts.

Racing & Gaming Business

Racing revenues include pari-mutuel wagering revenues, gaming revenues and non-wagering revenues. Pari-mutuel wagering revenues associated with horseracing are recorded on a daily basis. Pari-mutuel wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are included in "purses, awards and other" in the consolidated statements of loss.

Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. The costs associated with gaming revenues represent statutory required amounts to be distributed to the state as tax and to the horsemen to supplement purses, and are included in "purses, awards and other" in the consolidated statements of loss.

Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales are recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services are recognized when earned based on the terms of the service contract. Revenues from food and beverage sales and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded rateably over the racing season. Revenues from sponsorship and rental fees are recorded rateably over the terms of the respective agreements or when the related event occurs.

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

The Real Estate Business conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Real Estate Business' operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Real Estate Business' effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

Employee Defined Benefit And Post Retirement Plans

The determination of the obligation and expense for defined benefit pension and other post retirement benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used can impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 1 to the consolidated financial statements. The accounting standards adopted that impacted the Company's financial statements are as follows:

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which amends Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to require various additional disclosures regarding fair value measurements and also clarify certain existing disclosure requirements. Under ASU 2010-06, an enterprise is required to: (i) disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) disclose activity in Level 3 fair value measurements including transfers into and out of Level 3 and the reasons for such transfers and (iii) present separately in the reconciliation of recurring Level 3 measurements information about purchases, sales, issuances and settlements on a gross basis. The amendments prescribed by ASU 2010-06 were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements of recurring Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements, except for the additional disclosure requirements prescribed by ASU 2010-06 which are included in note 23 to the consolidated financial statements.

SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share information)

Years Ended and As at December 31,	2010	2009	2008
Revenue:			
Real Estate Business	**$ 174,480**	$ 224,034	$ 219,141
MEC/Racing & Gaming Business[2],[3]	**183,880**	152,935	591,998
Eliminations[1]	**—**	(9,636)	(40,566)
	$ 358,360	$ 367,333	$ 770,573
Income (loss) from continuing operations attributable to MID:			
Real Estate Business[4]	**$ 24,671**	$ 11,717	$ 132,172
MEC/Racing & Gaming Business[3],[5],[6]	**(76,683)**	(54,763)	(124,875)
Eliminations[1]	**—**	(107)	(963)
	$ (52,012)	$ (43,153)	$ 6,334
Net income (loss) attributable to MID:			
Real Estate Business[4]	**$ 24,671**	$ 11,717	$ 132,172
MEC/Racing & Gaming Business[3],[5],[6],[7]	**(76,683)**	(54,342)	(146,395)
Eliminations[1]	**—**	336	1,951
	$ (52,012)	$ (42,289)	$ (12,272)
Cash dividends declared per share	**$ 0.50**	$ 0.60	$ 0.60
Basic and diluted earnings (loss) per share from continuing operations	**$ (1.11)**	$ (0.93)	$ 0.14
Basic and diluted earnings (loss) per share	**$ (1.11)**	$ (0.91)	$ (0.26)
Total Assets:			
Real Estate Business	**$1,940,178**	$1,918,151	$1,887,135
MEC/Racing & Gaming Business[3]	**530,575**	—	1,054,271
Eliminations[1]	**(526,425)**	—	(397,297)
	$1,944,328	$1,918,151	$2,544,109
Total Debt:			
Real Estate Business	**$ 279,637**	$ 253,204	$ 221,922
MEC/Racing & Gaming Business[3]	**—**	—	702,711
Eliminations[1]	**—**	—	(336,818)
	$ 279,637	$ 253,204	$ 587,815

Year Ended December 31, 2010	Mar 31	Jun 30	Sep 30	Dec 31	Total
Revenue:					
Real Estate Business	$ 44,563	$ 43,495	$ 42,767	$ 43,655	$174,480
Racing & Gaming Business[2],[3]	—	69,670	48,414	65,796	183,880
Eliminations[1]	—	—	—	—	—
	$ 44,563	$113,165	$ 91,181	$109,451	$358,360
Income (loss) from continuing operations attributable to MID:					
Real Estate Business[4]	$ 15,129	$ 38,907	$ 12,651	$ (42,016)	$ 24,671
Racing & Gaming Business[3],[5],[6]	—	(6,215)	(23,176)	(47,292)	(76,683)
Eliminations[1]	—	—	—	—	—
	$ 15,129	$ 32,692	$(10,525)	$ (89,308)	$ (52,012)
Net income (loss) attributable to MID:					
Real Estate Business[4]	$ 15,129	$ 38,907	$ 12,651	$ (42,016)	$ 24,671
Racing & Gaming Business[3],[5],[6],[7]	—	(6,215)	(23,176)	(47,292)	(76,683)
Eliminations[1]	—	—	—	—	—
	$ 15,129	$ 32,692	$(10,525)	$ (89,308)	$ (52,012)
Basic and diluted earnings (loss) per share from continuing operations	$ 0.32	$ 0.71	$ (0.23)	$ (1.91)	$ (1.11)
Basic and diluted earnings (loss) per share	$ 0.32	$ 0.71	$ (0.23)	$ (1.91)	$ (1.11)
FFO:					
Real Estate Business[4]	$ 25,658	$ 49,115	$ 24,108	$ (31,445)	$ 67,436
FFO per share:					
Real Estate Business[4]	$ 0.55	$ 1.04	$ 0.52	$ (0.67)	$ 1.44
Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

Year Ended December 31, 2009	Mar 31	Jun 30	Sep 30	Dec 31	Total
Revenue:					
Real Estate Business	$ 53,819	$ 55,161	$ 57,012	$ 58,042	$224,034
MEC[2],[3]	152,935	—	—	—	152,935
Eliminations[1]	(9,636)	—	—	—	(9,636)
	$197,118	$ 55,161	$ 57,012	$ 58,042	$367,333
Income (loss) from continuing operations attributable to MID:					
Real Estate Business[4]	$ 25,161	$ 31,329	$ 28,027	$ (72,800)	$ 11,717
MEC[3],[5],[6]	(54,763)	—	—	—	(54,763)
Eliminations[1]	(107)	—	—	—	(107)
	$ (29,709)	$ 31,329	$ 28,027	$ (72,800)	$ (43,153)
Net income (loss) attributable to MID:					
Real Estate Business[4]	$ 25,161	$ 31,329	$ 28,027	$ (72,800)	$ 11,717
MEC[3],[5],[6],[7]	(54,342)	—	—	—	(54,342)
Eliminations[1]	336	—	—	—	336
	$ (28,845)	$ 31,329	$ 28,027	$ (72,800)	$ (42,289)
Basic and diluted earnings (loss) per share from continuing operations	$ (0.64)	$ 0.67	$ 0.60	$ (1.56)	$ (0.93)
Basic and diluted earnings (loss) per share	$ (0.62)	$ 0.67	$ 0.60	$ (1.56)	$ (0.91)
FFO:					
Real Estate Business[4]	$ 34,927	$ 41,459	$ 38,347	$ (61,873)	$ 52,860
FFO per share:					
Real Estate Business[4]	$ 0.75	$ 0.89	$ 0.82	$ (1.32)	$ 1.13
Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708

(1) MEC's results of operations are included in the Company's consolidated results of operations up to the Petition Date (see *"SIGNIFICANT MATTERS — Deconsolidation of MEC"*). The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan (see *"SIGNIFICANT MATTERS — MEC's Bankruptcy"*). Transactions and balances between the Real Estate Business and MEC/Racing & Gaming Business have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 1(a) to the consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date and subsequent to the effective date of the Plan.

(2) Excludes MEC's discontinued operations.

(3) Most of the racetracks operate for prescribed periods each year. As a result, the racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. The racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (see *"SIGNIFICANT MATTERS — Deconsolidation of MEC"*) and subsequent to the effective date of the Plan (see *"SIGNIFICANT MATTERS — MEC's Bankruptcy"*).

(4) The Real Estate Business' results for 2010 includes (i) $4.5 million ($4.5 million net of income taxes), $3.4 million ($3.4 million net of income taxes), $0.8 million ($0.8 million net of income taxes) and $0.7 million ($0.7 million net of income taxes) in the first, second, third and fourth quarters, respectively, of advisory and other costs primarily incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see *"SIGNIFICANT MATTERS — MEC's Bankruptcy — Chapter 11 Filing and Plan of Reorganization"*), (ii) $10.0 million ($10.0 million net of income taxes) in the second quarter of a recovery of the impairment provision related to loans receivable from MEC, (iii) $21.0 million ($21.0 million net of income taxes) in the second quarter of a purchase price consideration adjustment related to the Transferred Assets, (iv) $1.9 million ($1.2 million net of income taxes) relating to a lease termination fee in the second quarter, (v) a $1.2 million ($0.7 million net of income taxes) loss on disposal of real estate in the third quarter, (vi) a $40.6 million ($40.6 million net of income taxes) write-down of long-lived assets in the fourth quarter and (vii) $12.7 million income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $18.7 million and $2.3 million incurred in the third and fourth quarters of 2010, respectively, has been retrospectively adjusted to the second quarter as certain of the fair values of the Transferred Assets were accounted for in accordance with Accounting Standards Codification 805, "Business Combinations", ("ASC 805"). These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

The Real Estate Business' results for 2009 include (i) $7.0 million ($4.6 million net of income taxes) of advisory and other costs incurred in the first quarter in connection with a reorganization proposal announced in November 2008 and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see *"SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Plan of Reorganization"*), (ii) a $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see *"SIGNIFICANT MATTERS — Deconsolidation of MEC"*) in the first quarter, (iii) $1.4 million, $5.3 million and $8.8 million, respectively ($1.0 million, $3.6 million and $5.9 million, respectively, net of income taxes) of advisory and other costs incurred in the second, third and fourth quarters in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, and (iv) a $0.3 million gain on disposal of real estate previously classified as "properties held for sale" in the third quarter, (v) a $4.5 million ($2.7 million net of income taxes) write-down of long-lived assets in the fourth quarter of 2009, (vi) a $90.8 million ($85.2 million net of income taxes) impairment provision relating to loans receivable from MEC and (vii) $7.8 million currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation in the fourth quarter.

The Real Estate Business' results for 2008 include (i) a $3.9 million ($2.6 million net of income taxes) gain in the first quarter in relation to the termination of a lease agreement with Magna, (ii) net recoveries of $0.3 million ($0.2 million net of income taxes) and $0.9 million ($0.6 million net of income taxes) in the first and fourth quarters, respectively, of costs incurred in connection with the Greenlight Litigation, (iii) $4.3 million ($3.2 million net of income taxes), $1.2 million ($0.9 million net of income taxes) and $1.9 million ($1.4 million net of income taxes) of costs incurred in the second, third and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID's investments in MEC, (iv) a $0.5 million ($0.3 million net of income taxes) non-cash write-down of long-lived assets in the second quarter, (v) a $1.0 million bonus payment to MID's departing CEO in the third quarter, (vi) income tax recoveries of $12.5 million and $1.4 million in the third and fourth quarters, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards and (vii) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008.

(5) MEC's loss from continuing operations attributable to MID and net loss attributable to MID are net of noncontrolling interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(6) The Racing & Gaming Business' results for 2010 include (i) $1.0 million ($1.0 million net of income taxes) and $3.5 million ($3.5 net of income taxes) increase in our proportionate equity loss share of Laurel Gaming LLC in the third and fourth quarters, respectively, due to the pursuit of alternative gaming opportunities, (ii) $0.1 million ($0.1 million net of income taxes) and $3.3 million ($3.3 million net of income taxes) of capital expenditures expensed in the third and fourth quarters, respectively, (iii) $3.5 million ($3.5 million net of income taxes) relating to the write-down of long-lived and intangible assets in the fourth quarter and (iv) $14.9 million ($14.9 million net of income taxes) increase in our equity loss share in Maryland RE & R LLC in the fourth quarter due to the write-off of goodwill.

The MEC segment's loss from continuing operations attributable to MID and net loss attributable to MID for the first quarter of 2009 include a $46.2 million reduction to MID's carrying value in its investment in MEC upon the Company's deconsolidation of MEC (see *"SIGNIFICANT MATTERS — Deconsolidation of MEC"*). MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows, (ii) non-cash write-downs of $5.0 million and $5.1 million ($2.7 million and $2.7 million net of related minority interest impact) in the first and fourth quarters, respectively, of a property held for sale, (iii) a $0.4 million dilution loss in the second quarter in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements and (iv) $115.7 million ($44.2 million net of related income tax and minority interest impact) of non-cash write-downs of long-lived and intangible assets.

(7) MEC's net loss attributable to MID for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $32.3 million and $16.0 million ($17.4 million and $8.6 million net of related minority interest impact) in the first and fourth quarters, respectively, related to long-lived assets at Magna Racino™ and Portland Meadows, (ii) a $6.1 million ($3.3 million net of related minority interest impact) income tax recovery, included in discontinued operations, as a result of being able to utilize losses of discontinued operations to offset taxable income generated by the sale of excess real estate to a subsidiary of Magna, (iii) a $0.5 million gain ($0.3 million net of related minority interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs and (iv) a $3.1 million tax recovery ($1.7 million net of related minority interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2010, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.



Audited Consolidated Financial Statements and Notes

For the year ended December 31, 2010

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of MI Developments Inc. (the "Company") is responsible for the preparation and presentation of the consolidated financial statements and all the information in the 2010 Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include a reconciliation to Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with information contained in the consolidated financial statements. The consolidated financial statements have been audited by the independent auditors, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2010 and based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting is effective. The Company has excluded from the scope of assessment of internal control over financial reporting the operations and related assets of the Racing & Gaming Business acquired on April 30, 2010, which include Santa Anita Park, Golden Gate Fields, Gulfstream Park (including the joint venture interest in The Village at Gulfstream Park™), The Maryland Jockey Club, Portland Meadows, AmTote International, Inc. and XpressBet, Inc. At December 31, 2010, the Racing & Gaming Business had total assets and net assets of $531 million and $411 million, respectively, and for the period from May 1, 2010 to December 31, 2010, had total revenues and net loss of $184 million and $77 million, respectively. The Company's Chief Executive Officer and Interim Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), have provided a SOX-related certification in connection with the Company's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. According to Multilateral Instrument 52-109, a similar certification is provided to the Canadian Securities Administrators.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.



FRANK STRONACH
Chief Executive Officer and Chairman



JOHN SIMONETTI
Interim Chief Financial Officer

Toronto, Canada
March 10, 2011

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
MI Developments Inc.

We have audited the accompanying consolidated financial statements of **MI Developments Inc.** (the "Company"), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss, changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with United States generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.



Toronto, Canada
March 10, 2011

Chartered Accountants
Licensed Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

The Board of Directors and Shareholders of
MI Developments Inc.

We have audited MI Developments Inc.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Discussion and Analysis of Results of Operations and Financial Position, under the heading of "CONTROLS AND PROCEDURES — Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Discussion and Analysis of Results of Operations and Financial Position under the heading of "CONTROLS AND PROCEDURES — Report on Internal Control Over Financial Reporting", management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over financial reporting of the operations and related assets of the Racing & Gaming Business acquired on April 30, 2010, which include Santa Anita Park, Golden Gate Fields, Gulfstream Park (including the joint venture interest in The Village at Gulfstream Park), The Maryland Jockey Club, Portland Meadows, AmTote International, Inc. and XpressBet, Inc. At December 31, 2010, the Racing & Gaming Business had total assets and net assets of $531 million and $411 million, respectively, and for the period from May 1, 2010 to December 31, 2010, had total revenues and net loss of $184 million and $77 million, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Racing & Gaming Business.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss, changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information of the Company and our report dated March 10, 2011 expressed an unqualified opinion thereon.



Toronto, Canada
March 10, 2011

Chartered Accountants
Licensed Public Accountants

Consolidated Balance Sheets

(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)

As at December 31,	Note	2010	2009
ASSETS			
Current assets:			
Cash and cash equivalents		$ 85,407	$ 135,163
Restricted cash		9,334	458
Accounts receivable		30,029	1,796
Income taxes receivable		2,184	1,723
Current portion of receivable from Reorganized MEC	2	11,953	—
Inventories		4,763	—
Prepaid expenses and other		12,078	1,007
		155,748	140,147
Receivable from Reorganized MEC	2	15,000	—
Real estate properties, net	5	1,665,001	1,389,845
Fixed assets, net	6	15,222	233
Other assets	7	42,985	2,065
Loans receivable from MEC, net	3	—	362,404
Deferred rent receivable		13,420	13,607
Intangible assets, net	8	24,753	—
Goodwill	9	8,603	—
Future tax assets	10	3,596	9,850
Total assets		$1,944,328	$1,918,151
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank indebtedness	11	$ 13,071	$ —
Accounts payable and accrued liabilities	12	70,753	21,176
Income taxes payable		24,291	10,704
Due to MEC	3	—	458
Long-term debt due within one year	13	2,254	220
Deferred revenue		6,376	5,243
		116,745	37,801
Long-term debt	13	—	2,143
Senior unsecured debentures, net	13	264,312	250,841
Other long-term liabilities	14	4,340	—
Future tax liabilities	10	66,551	37,824
Total liabilities		451,948	328,609
Shareholders' equity:			
Class A Subordinate Voting Shares (Shares issued — 46,160,564)	15	1,506,088	1,506,088
Class B Shares (Shares issued — 547,413) (Convertible to Class A Subordinate Voting Shares)	15	17,866	17,866
Contributed surplus	16	59,020	58,575
Deficit		(266,535)	(191,169)
Accumulated other comprehensive income	17	175,941	198,182
Total shareholders' equity		1,492,380	1,589,542
Total liabilities and shareholders' equity		$1,944,328	$1,918,151
Commitments and contingencies	25		

See accompanying notes

On behalf of the Board:



Director



Director

Consolidated Statements of Loss

(U.S. dollars in thousands, except per share figures)

Years ended December 31,	Note	2010[1]	2009[2]	2008
Revenues				
Rental revenue		**$172,656**	$ 170,929	$ 178,575
Interest and other income from MEC	3	**1,824**	43,469	—
Racing, gaming and other revenue		**183,880**	152,935	591,998
		358,360	367,333	770,573
Operating costs, expenses and income				
Purses, awards and other		**100,945**	82,150	280,900
Operating costs		**90,655**	55,274	269,358
General and administrative		**76,524**	53,071	85,512
Depreciation and amortization		**50,437**	48,334	88,915
Interest expense, net		**16,447**	18,985	42,832
Foreign exchange losses (gains)		**(16)**	8,104	(799)
Equity loss (income)	7	**29,501**	(65)	3,042
Write-down of long-lived and intangible assets	20	**44,159**	4,498	126,228
Impairment provision (recovery) related to loans receivable from MEC	3(a)	**(9,987)**	90,800	—
Operating income (loss)		**(40,305)**	6,182	(125,415)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	1(c)	**—**	(46,677)	—
Gain (loss) on disposal of real estate	5(b)	**(1,205)**	206	—
Other gains (losses), net	3(c), 7, 17	**1,913**	(7,798)	5,481
Purchase price consideration adjustment	2(c)	**21,027**	—	—
Loss before income taxes		**(18,570)**	(48,087)	(119,934)
Income tax expense (recovery)	10	**33,442**	1,737	(18,915)
Loss from continuing operations		**(52,012)**	(49,824)	(101,019)
Income (loss) from discontinued operations	4	**—**	1,227	(37,081)
Net loss		**(52,012)**	(48,597)	(138,100)
Add net loss attributable to the noncontrolling interest	18	**—**	6,308	125,828
Net loss attributable to MID		**$ (52,012)**	$ (42,289)	$ (12,272)
Income (loss) attributable to MID from				
— continuing operations		**$ (52,012)**	$ (43,153)	$ 6,334
— discontinued operations	4	**—**	864	(18,606)
Net loss attributable to MID		**$ (52,012)**	$ (42,289)	$ (12,272)
Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share	21			
— continuing operations		**$ (1.11)**	$ (0.93)	$ 0.14
— discontinued operations		**—**	0.02	(0.40)
Total		**$ (1.11)**	$ (0.91)	$ (0.26)
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year (in thousands)	21			
— Basic and diluted		**46,708**	46,708	46,708

See accompanying notes

(1) The results for the year ended December 31, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010 (note 2(c)).
(2) The results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

Consolidated Statements of Comprehensive Loss

(U.S. dollars in thousands)

Years ended December 31,	Note	2010	2009	2008
Net loss		**$ (52,012)**	$ (48,597)	$(138,100)
Other comprehensive income (loss):				
Change in fair value of interest rate swaps, net of taxes	17, 18	**—**	171	(1,082)
Foreign currency translation adjustment	17, 18	**(22,079)**	48,241	(88,403)
Recognition of foreign currency translation loss (gain) in net loss		**(42)**	7,798	—
Change in net unrecognized actuarial pension losses		**(120)**	—	(1,134)
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC	1(c), 17	**—**	(19,850)	—
Comprehensive loss		**(74,253)**	(12,237)	(228,719)
Add comprehensive loss attributable to the noncontrolling interest	18	**—**	6,303	127,007
Comprehensive loss attributable to MID		**$ (74,253)**	$ (5,934)	$(101,712)

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

Years ended December 31,	2010	2009	2008
Deficit, beginning of year	**$(191,169)**	$(120,855)	$ (80,558)
Net loss attributable to MID	**(52,012)**	(42,289)	(12,272)
Dividends	**(23,354)**	(28,025)	(28,025)
Deficit, end of year	**$(266,535)**	$(191,169)	$(120,855)

See accompanying notes

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

Years ended December 31,	Note	2010[1]	2009[2]	2008
OPERATING ACTIVITIES				
Loss from continuing operations		**$ (52,012)**	$ (49,824)	$(101,019)
Items not involving current cash flows	22(a)	**110,684**	149,655	189,165
Changes in non-cash working capital balances	22(b)	**30,131**	3,363	2,628
Cash provided by operating activities		**88,803**	103,194	90,774
INVESTING ACTIVITIES				
Acquisition of Transferred Assets, net of cash acquired	2(c)	**(50,520)**	—	—
Proceeds from the sale of 49% interest in The Maryland Jockey Club, net of cash disposed	7	**22,696**	—	—
Real estate and fixed asset additions		**(15,290)**	(12,075)	(48,867)
Proceeds on disposal of real estate and fixed assets, net		**—**	692	34,123
Increase in other assets		**(14,770)**	(9,955)	(14,346)
Loan repayments from MEC		**60,794**	10,632	—
Loan advances to MEC, net		**(13,804)**	(54,072)	—
Reduction in cash from deconsolidation of MEC		**—**	(31,693)	—
Cash used in investing activities		**(10,894)**	(96,471)	(29,090)
FINANCING ACTIVITIES				
Proceeds from bank indebtedness		**77,077**	18,048	61,052
Repayment of bank indebtedness		**(106,091)**	(18,597)	(60,806)
Issuance of long-term debt, net		**—**	—	6,802
Repayment of long-term debt		**(74,264)**	(5,073)	(13,331)
Shares purchased for cancellation		**—**	—	(10)
Disgorgement payment received from noncontrolling interest	18	**—**	420	—
Dividends paid		**(23,354)**	(28,025)	(28,025)
Cash used in financing activities		**(126,632)**	(33,227)	(34,318)
Effect of exchange rate changes on cash and cash equivalents		**(1,033)**	5,235	(16,357)
Net cash flows provided by (used in) continuing operations		**(49,756)**	(21,269)	11,009
DISCONTINUED OPERATIONS				
Cash provided by operating activities		**—**	1,788	6,104
Cash used in investing activities		**—**	(230)	(2,760)
Cash used in financing activities		**—**	—	(13,817)
Net cash flows provided by (used in) discontinued operations		**—**	1,558	(10,473)
Net increase (decrease) in cash and cash equivalents during the year		**(49,756)**	(19,711)	536
Cash and cash equivalents, beginning of year		**135,163**	154,874	154,338
Cash and cash equivalents, end of year		**85,407**	135,163	154,874
Less: cash and cash equivalents of discontinued operations, end of year		**—**	—	(10,110)
Cash and cash equivalents of continuing operations, end of year		**$ 85,407**	$135,163	$ 144,764

See accompanying notes

(1) The results for the year ended December 31, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010 (note 2(c)).

(2) The results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

Notes to Consolidated Financial Statements

(All amounts, except per share amounts, in thousands of U.S. dollars unless otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization, Segmented Information and Basis of Presentation

Organization

MI Developments Inc. ("MID" or the "Company") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the *Business Corporations Act* (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. MID acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc. ("Forest City")), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the Reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

On December 22, 2010, MID received a reorganization proposal providing for the elimination of the Company's dual class share structure from the Class A shareholders and its controlling shareholder (note 27(a)).

Segmented Information

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010, the Company operates in two segments, the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments are determined based on the distinct nature of their operations and each segment offers different services and is managed separately. Prior to the deconsolidation of MEC at

the Petition Date, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("MEC"). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resided with MEC's separate Board of Directors and executive management.

In the accompanying consolidated financial statements, the Company uses the terms "Real Estate Business" and "Racing & Gaming Business" to analyze the financial results for the years ended December 31, 2010, 2009 and 2008. The results of operations of the Racing & Gaming Business for the year ended December 31, 2010 include the results of the Transferred Assets from April 30, 2010, the date the assets were acquired by MID. The results of operations of the Racing & Gaming Business for the year ended December 31, 2009 includes MEC's results for the period up to March 5, 2009, the Petition Date, and for the year ended December 31, 2008 includes MEC's results for the entire year.

Transactions and balances between the "Real Estate Business" and "Racing & Gaming Business" segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 3, are eliminated in the consolidated results of operations and financial position of the Company for periods subsequent to the transfer of the Transferred Assets and prior to the deconsolidation of MEC on the Petition Date.

Real Estate Business

MID's real estate operations are engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

At December 31, 2010, the Real Estate Business portfolio consists of 106 income-producing industrial and commercial properties, representing 27.5 million square feet of leaseable area located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units. The Real Estate Business also owns approximately 1,400 acres of land held for future development, including approximately 900 acres in the United States, 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

Racing & Gaming Business (certain former Magna Entertainment Corp. assets)

Effective following the close of business on April 30, 2010, as a result of the Plan, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets through the transfer of certain former MEC assets as outlined above.

At December 31, 2010, the Racing & Gaming Business owns and operates four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and, effective July 1, 2010, a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre

and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties (note 7).

Prior to the deconsolidation of MEC at the Petition Date, MEC's operations primarily included the operation and management of seven thoroughbred racetracks, one standardbred racetrack and two racetracks that ran both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Certain of these racetracks were acquired by MID on April 30, 2010 (note 2(c)). Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) included casino operations with alternative gaming machines. MEC also owned and operated XpressBet®, AmTote, three thoroughbred training centres, joint venture interests in The Village at Gulfstream Park™ and HRTV, LLC, and production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio included a residential development in Austria.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of MID and its subsidiaries (collectively "MID" or the "Company").

(b) Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP"), which are in conformity, in all material respects, with Canadian generally accepted accounting principles ("Canadian GAAP") except as described in note 26 to the consolidated financial statements. The Company adopted U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis.

(c) Deconsolidation of MEC

As a result of the MEC Chapter 11 filing on the Petition Date as described in note 2 below, the Company concluded that, under U.S. GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$ (84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 17)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 18)	18,322
	(46,173)
Fair value adjustment to loans receivable from MEC	(504)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	**$(46,677)**

U.S. GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in

MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the claims of MID Islandi s.f. (the "MID Lender") were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (note 3(a)) was required under U.S. GAAP, reflecting the fact that certain of the MEC loan facilities bore interest at a fixed rate of 10.5% per annum, which was not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Company reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the accompanying consolidated statements of loss.

(d) Foreign Currency Translation

The assets and liabilities of the Company's self-sustaining operations having a functional currency other than the U.S. dollar are translated into the Company's U.S. dollar reporting currency using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Unrealized foreign exchange gains or losses on translation of the Company's net investment in these operations ("Investment Translation Gains or Losses") are recognized as a component of "other comprehensive income (loss)" and are included in the "accumulated other comprehensive income" component of shareholders' equity.

The appropriate amounts of Investment Translation Gains or Losses in the "accumulated other comprehensive income" component of shareholders' equity are released from "other comprehensive income (loss)" and included in the consolidated statements of loss when there is a sale or partial sale of the Company's investment in the self-sustaining operations having a functional currency other than the U.S. dollar, or upon a complete or substantially complete liquidation of the investment.

Foreign exchange gains and losses on transactions occurring in a currency different from an operation's functional currency are reflected in income, except for gains and losses on foreign exchange forward contracts subject to hedge accounting in accordance with the Company's accounting policy for "Financial Instruments" as described below.

(e) Financial Instruments

All financial instruments, including derivative financial instruments, are included on the Company's consolidated balance sheets and measured either at their fair values or, under certain circumstances, at cost or amortized cost. Unrealized gains and losses resulting from changes in fair values are recognized in the consolidated statements of loss.

All of the Company's consolidated financial assets are classified as "held for trading", "held to maturity", "loans and receivables" or "available for sale" and all of the Company's consolidated financial liabilities are classified as "held for trading" or "other financial liabilities". All of the Company's consolidated financial instruments are initially measured at fair value, with subsequent measurements dependent on the classification of each financial instrument.

"Held for trading" financial assets, which include "cash and cash equivalents" and "restricted cash", are measured at fair value and all gains and losses are included in income in the period in which they arise.

"Loans and receivables", which include "accounts receivable", "Receivable from Reorganized MEC", "loans receivable from MEC, net" and certain "other assets", are recorded at amortized cost. The Company does not currently have any consolidated financial assets classified as "held to maturity" or "available for sale".

"Other financial liabilities", which include "bank indebtedness", "accounts payable and accrued liabilities", "dividends payable", current and non-current portions of "long-term debt", "senior unsecured debentures, net" and "other long-term liabilities" are recorded at amortized cost. The Company does not have any consolidated financial liabilities classified as "held for trading".

The Company's policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term.

The Company may utilize derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company from time to time uses hedge accounting, as described below, to ensure that counterbalancing gains, losses, revenues and expenses, including the effects of counterbalancing changes in cash flows, are recognized in income in the same period or periods. When hedge accounting is not employed, the Company measures and recognizes the fair value of the hedging instrument on the consolidated balance sheets with changes in such fair value being recognized in the consolidated statements of loss in the periods in which they occur.

Hedge Accounting

When hedge accounting is employed, the Company first formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such hedge transactions. This process includes linking derivative financial hedging instruments to forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items and whether the hedging relationship may be expected to remain highly effective in future periods. Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statements of loss. When it is determined that a hedging relationship is not, or has ceased to be, highly effective, the use of hedge accounting is discontinued on a prospective basis.

Unrecognized gains or losses associated with derivative financial instruments that have been terminated or cease to be effective as a hedging instrument prior to maturity are amortized in the consolidated statements of loss over the remaining term of the original hedge. If the hedged item is sold or settled prior to the termination of the related derivative financial instrument, the entire unrecognized gain or loss, and any subsequent gain or loss on such derivative instrument, is recognized in the consolidated statements of loss.

Net cash flows arising from derivative financial instruments used to hedge anticipated foreign currency transactions and interest rate fluctuations are classified in the same manner as the cash flows from the hedged transactions on the consolidated statements of cash flows.

Foreign Exchange Forward Contracts

The Company, on occasion, purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. When hedge accounting is employed, the fair value of the hedging instrument is recognized on the consolidated balance sheets. Foreign exchange translation gains and losses, together with any premium or discount, on derivative financial instruments are recognized in "other comprehensive income (loss)" and included in the "accumulated other comprehensive income" component of shareholders' equity until the hedged transaction is included in the consolidated

statements of loss. At that time, the amount previously included in "accumulated other comprehensive income" is released from "other comprehensive income (loss)" and included in the consolidated statements of loss.

Interest Rate Swaps

MEC occasionally utilized interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts were accounted for using hedge accounting, with the fair value of the hedging instrument being recognized on the consolidated balance sheets as an asset or liability with the offset being recognized, net of related income taxes and the noncontrolling interest impact, in "accumulated other comprehensive income". To the extent that changes in the fair value of the hedging instrument offset changes in the fair value of the hedged item, they were recorded, net of related income taxes and the noncontrolling interest impact, in "other comprehensive income (loss)" and "accumulated other comprehensive income".

(f) Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition. Restricted cash as at December 31, 2010 represents segregated cash accounts held on behalf of others, primarily horse owners, for purses and awards. Restricted cash as at December 31, 2009 represents cash held on behalf of MEC (note 3).

(g) Loans Receivable from MEC

Prior to the settlement of loans receivable from MEC on April 30, 2010, such amounts were stated at cost net of any deferred arrangement fees and valuation allowance. Deferred arrangement fees were amortized over the term of the related loans.

Loans receivable from MEC were considered impaired when, based on information and events, it was possible that the Company would not collect all amounts due according to the contractual terms of the loan agreements. If the Company determined that the loans were impaired, a valuation allowance was established equal to the difference between the carrying amounts of the loans receivable and estimated recoverable value. Estimated recoverable value was based on the present value of the expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral. The present value of the expected future cash flows was accreted to its recoverable value, with the passage of time, and recognized as interest income from MEC in the consolidated statements of loss. Changes in the fair value of the collateral, if any, was reported as either an increase or decrease to the impairment provision relating to loans receivable from MEC on the consolidated statements of loss.

The valuation allowance was maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the valuation allowance was based on MEC's ability to pay, the estimated value of the underlying collateral and other relevant factors. Accounting estimates related to impairment provision related to loans receivable from MEC was subject to significant measurement uncertainty and were susceptible to change as such estimates required management to make forward-looking assumptions regarding the timing and amount of future cash flows expected to be received or the fair value of the collateral related to the loans receivable from MEC.

The Company did not accrue interest income on the loans receivable from MEC once it was determined that the loans were impaired.

(h) Inventories

Inventories, consisting primarily of totalisator terminal components and food and beverage supplies of the Racing & Gaming Business, are stated at the lower of cost (first-in, first-out) and market.

(i) Real Estate Properties

In all cases below, "cost" represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Revenue-producing Properties

The Real Estate Business' and the Racing & Gaming Business' revenue-producing properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Capital expenditures incurred in the Racing & Gaming Business are expensed as incurred if such expenditures cannot be recovered through estimated undiscounted cash flows at the respective racetracks.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Depreciation is provided on a straight-line basis over the estimated useful lives of buildings (including buildings under capital leases), which typically range from 20 to 40 years.

Development Properties

The Real Estate Business' development properties are stated at cost, reduced for impairment losses when appropriate. Properties under development are classified as such until the property is substantially completed and available for occupancy. Depreciation is not recorded for development properties.

Properties Held for Sale

Properties held for sale are carried at the lower of (i) cost less accumulated depreciation and (ii) net realizable value. Depreciation ceases once a property is classified as held for sale.

(j) Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 15 years for machinery and equipment (including machinery and equipment under capital leases), 3 to 5 years for computer hardware and software (which is included in furniture and fixtures) and 5 to 7 years for other furniture and fixtures.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

(k) Impairment of Long-lived Assets

For long-lived assets (including real estate properties and fixed assets) not held for sale, the Company assesses periodically whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

When long-lived assets are classified by the Company as held for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable value" is determined based on discounted net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to changes as such estimates require management to make forward-looking assumptions regarding cash flows and business operations.

(l) Goodwill and Other Intangible Assets

Intangible assets are classified into three categories: (i) intangible assets with definite lives subject to amortization; (ii) intangible assets with indefinite lives not subject to amortization; and (iii) goodwill. Intangible assets with definite lives consist of customer contracts and software technology and are amortized on a straight-line basis over the period of expected benefit ranging from three to eight years. An impairment review is conducted when there are indicators of impairment using the net recoverable amount analysis disclosed above. Intangible assets with indefinite lives consist of a trademark. The trademark is not amortized but is evaluated for impairment by comparing the carrying amount to the estimated fair value using the "relief from royalty valuation" methodology. This approach involves estimating reasonable royalty rates for the trademark and applying royalty rates to a net revenue stream and then discounting the resulting cash flows to determine the fair value. If the fair value is less than the carrying value of the trademark, an impairment charge is recorded. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is evaluated for impairment on an annual basis or when impairment indicators are present. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined using estimated discounted future cash flows of the reporting unit.

(m) Deferred Financing Costs

The costs of issuing long-term debt are capitalized and amortized over the term of the related debt.

(n) Revenue Recognition

Real Estate Business

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The Real Estate Business' leases, both with Magna and third-party tenants (the "Leases"), are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in "deferred rent receivable".

Racing & Gaming Business

Racing revenues include pari-mutuel wagering revenues, gaming revenues and non-wagering revenues. Pari-mutuel wagering revenues associated with horseracing are recorded on a daily basis. Pari-mutuel

wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are included in "purses, awards and other" on the consolidated statements of loss.

Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. The costs associated with gaming revenues represent statutory required amounts to be distributed to the state as tax and to the horsemen to supplement purses, and are included in "purses, awards and other" on the consolidated statements of loss.

Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales are recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services are recognized when earned based on the terms of the service contract. Revenues from food and beverage sales and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded rateably over the racing season. Revenues from sponsorship and rental fees are recorded rateably over the terms of the respective agreements or when the related event occurs. Deferred revenue included in the Racing & Gaming Business primarily represents prepaid box seats, admission tickets, parking and group sale events at the racetracks which are recognized as revenue rateably over the period of the related race meet or when the related racing event occurs, upfront fees for the usage of the training centre which is recognized rateably over the period horses are stalled at the training centre and deposits on totalisator equipment sales and installations at AmTote.

(o) Player Slot Rewards

Slot patrons that register in the player reward program at the gaming facility at Gulfstream Park receive a player card that tracks play and rewards points based on levels of slot play. The points can be redeemed for free plays, complimentary food and beverage and select merchandise at the respective racetrack. On a daily basis, a liability is recorded and is included in "accounts payable and accrued liabilities" on the consolidated balance sheets based on the points earned times the expected redemption rate, which is determined using redemption experience, with a corresponding expense in "purses, awards and other" on the consolidated statements of loss. The redemption value is based on the actual average cost of the complimentary food and beverage and select merchandise and free plays. As at December 31, 2010, the player slot liability is $0.9 million. As a result of the deconsolidation of MEC at the Petition Date, there is no player slot liability recorded at December 31, 2009. Revenues do not include the retail amount of food, beverage and other items provided free of charge to customers.

(p) Employee Benefit Plans

The cost of providing benefits through defined benefit pension plans (note 14) is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees.

(q) Stock-Based Compensation Plans

Compensation expense for stock option grants are based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along

with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation. The stock-based compensation plan is described in note 19.

Compensation expense and a corresponding liability are recognized for deferred share units ("DSUs") based on the market value of the underlying shares. During the period in which the DSUs are outstanding, the liability is adjusted for changes in the market value of the underlying stock, with such adjustments being recognized as compensation expense in the periods in which they occur.

(r) Interests in Joint Ventures

The Company's interests in joint ventures for which it has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

(s) Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

(t) Self-insurance

The Racing & Gaming Business self-insures for employee medical and dental coverage up to $250 thousand per incident. Self-insurance reserves include known claims and estimates of incurred but not reported claims based on past claim experience. The Racing & Gaming Business also maintains stop-loss insurance coverage for medical claims that exceed $250 thousand per incident.

(u) Advertising

Costs incurred for producing advertising associated with horseracing and slot operations are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

(v) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent; however, actual results could differ from those estimates.

(w) Seasonality

The Racing & Gaming Business is seasonal in nature and racing revenues and operating results for any quarter are not indicative of the racing revenues and operating results for the year. The racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality results in large quarterly fluctuations in revenues, operating results and cash flows.

(x) Accounting Changes

Consolidation of Variable Interest Entities

In June 2009, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Codification ("ASC") 810-10, "Consolidation". ASC 810 requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a variable interest entity ("VIE"), amends the variable interest model's consideration of related party relationships in the determination of the primary beneficiary of a VIE by providing, among other things, an exception with respect to de facto agency relationships in certain circumstances, amends the criteria for determining whether fees paid to a decision maker and other service contracts are variable interests, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise's involvement with a VIE. These amendments are effective as of the beginning of an enterprise's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of ASC 810, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which amends Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to require various additional disclosures regarding fair value measurements and also clarify certain existing disclosure requirements. Under ASU 2010-06, an enterprise is required to: (i) disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) disclose activity in Level 3 fair value measurements including transfers into and out of Level 3 and the reasons for such transfers and (iii) present separately in the reconciliation of recurring Level 3 measurements information about purchases, sales, issuances and settlements on a gross basis. The amendments prescribed by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements of recurring Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements, except for the additional disclosure requirements prescribed by ASU 2010-06.

Subsequent Events

In February 2010, the FASB issued Accounting Standards Update No. 2010-09, "Subsequent Events — Topic 855 — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"). ASU 2010-09 removes the requirement for a Securities and Exchange Commission ("SEC") filer to disclose the date through which subsequent events have been evaluated. Additionally, ASU 2010-09 clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. These amendments remove potential conflicts with the SEC's literature. The amendments were effective upon issuance of the final update to ASU 2010-09. The adoption of ASU 2010-09 did not have any impact on the Company's consolidated financial statements other than the Company no longer disclosing the date through which subsequent events have been evaluated.

Multiple-Deliverable Revenue Arrangements

In September 2009, the FASB amended ASC 605, "Revenue Recognition: Multiple-Deliverable Revenue Arrangements". ASC 605 has been amended: (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have third-party evidence of selling price; and (3) to eliminate the use of

the residual method and require an entity to allocate revenue using the relative selling price method. The amendments are effective for fiscal years beginning on or after June 30, 2010 and adoption may be either prospective or retrospective. The Company is currently evaluating the potential impact on the consolidated financial statements.

Stock-Based Compensation

In April 2010, the FASB issued ASU 2010-13, "Compensation — Stock Compensation: Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010. The Company is currently evaluating the potential impact on the consolidated financial statements.

2. PARTICIPATION IN MEC'S BANKRUPTCY, ASSET SALES AND ASSETS TRANSFERRED TO MID

(a) Chapter 11 Filing and Plan of Reorganization

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the Reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court

denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the Transferred Assets. The settlement and release was implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further in note 3(a)), in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount (discussed further in note 2(b)). In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be $27.0 million. The estimated proceeds of $27.0 million will consist of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. From the effective date of the Plan to November 30, 2010, the unsecured creditors and MID funded the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds. Following November 30, 2010 to the date the Lone Star LP sale is consummated, MID will no longer fund the costs and expenses incurred in connection with the operations of Lone Star LP. The Company has determined that it effectively received a variable interest in Lone Star LP. As a result of the bankruptcy, the power to direct the activities that impact Lone Star LP's economic performance ultimately rests with the administrator retained by the Debtors to administer the Plan and, as such, the Company does not control the variable interest in Lone Star LP. Based on the above, the Company has determined that it is a non-primary beneficiary and accordingly, this VIE does not meet the criteria for consolidation. The carrying value of the VIE at December 31, 2010 represents the estimated net proceeds MID is entitled to receive of $27.0 million from the sale of Lone Star LP. The maximum possible loss exposure is $27.0 million at December 31, 2010.

The aggregate proceeds from the sale of Lone Star LP are included in "receivable from Reorganized MEC" on the accompanying consolidated balance sheets at December 31, 2010. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

- that the closing does not occur or is delayed;
- if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

- if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 25(m)) and litigation against Cushion Track Footing USA, LLC relating to the failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended (note 25(k)).

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million, respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

(b) MEC Asset Sales

The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets.

On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments. The sale was completed on September 1, 2009.

On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers. Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC. The sale of Remington Park was completed on January 1, 2010. On January 4, 2010, the Debtors paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan. The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the Plan, on May 3, 2010.

Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility. The sale of Lone Star LP is anticipated to be completed by the third quarter of 2011, subject to regulatory approval.

Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the

sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on May 25, 2010, the Court approved the sale of Thistledown to a third party for $43.0 million and the sale closed on July 27, 2010. On July 29, 2010, the Debtors paid the first $20.0 million ($19.9 million, net of transaction costs) of the proceeds to the MID Lender in accordance with the Plan.

(c) Acquisition of Transferred Assets

The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $347.1 million less $40.0 million of cash acquired at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including future expected cash flows and applicable discount rates and the use of third-party valuations. The purchase consideration and related allocations are preliminary due to certain estimates made relating to amounts recoverable from the Reorganized MEC, pre-petition accounts receivable on account of track wagering, the completion of bankruptcy proceedings related to expected allowed administrative, priority and other claims to be paid by the Company under the Plan, the finalization of litigation proceedings, including litigation proceedings against PA Meadows, LLC (note 25(m)) and Cushion Track Footing USA, LLC (note 25(k)) and the determination of future tax balances associated with differences between estimated fair value and the tax bases of assets acquired and liabilities assumed. The purchase price is preliminary and will be completed within one year of the acquisition. The Company's preliminary allocation of the fair value of assets acquired and liabilities assumed is as follows:

Assets acquired:	
Restricted cash	$ 10,190
Accounts receivable	65,053
Current portion of receivable from Reorganized MEC	53,252
Other current assets	20,479
Receivable from Reorganized MEC	15,000
Real estate properties	375,944
Fixed assets	17,517
Intangible assets	29,200
Goodwill	41,004
Other non-current assets	38,157
	$665,796
Liabilities assumed:	
Bank indebtedness	$ 41,910
Accounts payable and accrued liabilities	108,229
Income taxes payable	1,160
Long-term debt due within one year	74,039
Deferred revenue	5,328
Future tax liabilities	33,224
Other long-term liabilities	4,346
	268,236
Total purchase price consideration (net of $39,980 of transferred or acquired cash)	$397,560

The total preliminary purchase price consideration of $397.6 million has been retrospectively adjusted by $21.0 million to the date of acquisition due to additional information obtained subsequent to April 30, 2010 relating to certain preliminary amounts previously recorded for the above assets acquired and liabilities assumed.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, the Company received the Transferred Assets on April 30, 2010. The fair values of the assets acquired and liabilities assumed were initially determined as at April 30, 2010 resulting in a $10.0 million impairment recovery related to the loans receivable from MEC being recognized (note 3(a)). However, as described above, certain of the fair values assigned to the Transferred Assets as at April 30, 2010 were preliminary in nature and subject to change in future reporting periods. As the loans were considered settled on April 30, 2010, any further changes to fair value are no longer considered an adjustment to the impairment provision related to the loans receivable from MEC, but rather are considered an adjustment to the fair values of the purchase price consideration which has been presented as "purchase price consideration adjustment" on the consolidated statements of loss. Accordingly, the changes in the fair values of the Transferred Assets since April 30, 2010 of $21.0 million have been recorded as a purchase price consideration adjustment and are comprised of the following items:

Directors' and officers' insurance proceeds[a]	$ 8,400
Bankruptcy claims[b]	11,229
Changes in fair value of net assets retained under the Plan[c]	1,398
Purchase price consideration adjustment	**$21,027**

(a) Directors' and Officers' Insurance Proceeds

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At April 30, 2010, MID was in continued discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. During the measurement period, settlement agreements were subsequently entered into in September 2010 and October 2010 with the insurers, resulting in MID receiving compensation of $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an adjustment of $8.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" on the consolidated statements of loss for the year ended December 31, 2010.

(b) Bankruptcy Claims

At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Bankruptcy Court approval. Consequently, at each reporting date during the measurement period, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $11.2 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company recognized an adjustment of $11.2 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" on the consolidated statements of loss for the year ended December 31, 2010.

(c) Changes in Fair Value of Net Assets Retained Under the Plan

At April 30, 2010, the Company estimated the working capital, including pre-petition accounts receivable on account of track wagering and litigation and other accruals, of the Transferred Assets under the Plan. During the measurement period, the Company revised its estimates relating to pre-petition accounts receivable relating to track wagering and litigation accruals and other liabilities as a result of information obtained relating to the estimated and/or actual settlement of such amounts. As a result of changes in fair value of the Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company recognized an adjustment of $1.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" on the consolidated statements of loss for the year ended December 31, 2010.

Goodwill arose from the acquisition of XpressBet, MJC and AmTote. Goodwill arising from the acquisition of XpressBet of $10.4 million is deductible for tax purposes and the remainder arising from the acquisition of MJC and AmTote in the aggregate amount of $30.6 million is not deductible for tax purposes.

The fair values of the assets of the racing businesses, with the exception of MJC, were assessed based on the underlying real estate as this was determined to be the highest and best use. The fair values of the real estate were determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. In the case of MJC, the fair values were established based on the sale transaction with Penn National Gaming, Inc. ("Penn") (note 7).

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances.

Intangible assets include customer contracts, software technology and a trademark. The fair values of the intangible assets were determined in consultation with an external valuator. The fair value of the customer contracts was determined using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted. Customer contracts of $12.1 million are amortized over the term of the contract, which range from 3 to 8 years. The fair value of the software technology was based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset. The incremental cash flows were derived from applying a royalty rate to estimates of the entity's projected revenues. The royalty rate was determined by comparing third-party licensing transactions to the entity's operations. The discount rate applied was based upon the respective entity's weighted average cost of capital including a risk premium where warranted. Software technology of $13.0 million is amortized on a straight-line basis over 5 years. The trademark was also determined based on the relief-from-royalty valuation methodology using similar inputs described above. The trademark of $4.1 million, which is active and relates to corporate identification, has an indefinite life and therefore is not amortized.

Other non-current assets primarily represent a 50% joint venture interest in The Village at Gulfstream Park™ ("VGP"). Fair value of VGP was determined based on an external real estate appraisal using a discounted cash flow analysis under the income valuation method.

Due to the short period to maturity, the carrying values of bank indebtedness and long-term debt due within one year approximate fair value.

Other long-term liabilities relate primarily to pension liabilities. The Company, in consultation with actuaries, determined the assumptions used in assessing the fair value of the pension liabilities relating to the two pension plans as follows:

- the assumed discount rate for each pension plan reflects market rates for high quality fixed income investments currently available whose cash flows match the timing and amount of expected benefit payments;
- the expected long-term rate of return on plan assets was determined by considering the plans' current investment mix and the historical and expected future performance of these investment categories; and
- the average rate of increase in compensation levels was determined based on past salary history and expectations on salary progression.

The remaining identifiable assets and liabilities were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes payable and deferred revenue, for which carrying value approximates fair value. The current portion of the receivable from Reorganized MEC relates to insurance recovery proceeds as well as the proceeds from the sale of Thistledown received subsequent to the date the Transferred Assets were transferred to MID under the Plan and the current portion of the expected proceeds from the sale of Lone Star LP. Due to the short-term nature of these amounts, the book value approximates fair value. The proceeds from insurance recoveries were received in July 2010, September 2010 and October 2010 and proceeds from the sale of Thistledown were received in July 2010.

Receivable from Reorganized MEC includes the long-term portion of the expected proceeds from the sale of Lone Star LP. The closing of the sale of Lone Star LP is expected by the third quarter of 2011. MID expects to receive proceeds of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. The fair value of the note receivable approximates the carrying value as it bears interest at current market rates negotiated between arms-length parties.

The Company has determined that the presentation of pro-forma information is impracticable as the businesses acquired were previously combined with MEC, for which MEC incurred costs that were not reflected in the operations acquired during the Chapter 11 process. The financial results of the Transferred Assets are included in the Company's consolidated financial statements from the date of transfer of April 30, 2010. The following represents revenues and net loss of the Transferred Assets included in the accompanying consolidated statements of loss since the date of transfer of April 30, 2010:

	2010	2009	2008
Revenues	**$183,880**	$ —	$ —
Net loss	**$ (76,683)**	$ —	$ —

3. TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Prior to August 31, 2010, Magna was controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owned Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owned the shares carrying the substantial majority of the votes of M Unicar. Effective August 31, 2010, Magna's dual-class share capital structure described above was eliminated pursuant to a court-approved plan of arrangement and approval by

Magna's shareholders and the Ontario Superior Court, resulting in the Stronach Trust no longer having a controlling interest in Magna. However, as Mr. Frank Stronach serves as Chairman and Chief Executive Officer of the Company and Chairman of Magna and also indirectly controls MID and owns the largest shareholding of Magna, MID and Magna are still considered to be related parties solely for accounting purposes.

(a) Loans to MEC

(i) The Company's loans receivable from MEC, net consist of the following:

As at December 31,	**2010**	2009
2007 MEC Bridge Loan	$ —	$139,166
Gulfstream Park Project Financing	—	185,811
Remington Park Project Financing	—	24,789
2008 MEC Loan	—	58,394
DIP Loan, net of unamortized deferred arrangement fees of nil (2009 — $1,334)	—	45,044
Total loans outstanding from MEC	—	453,204
Less: valuation allowance	—	(90,800)
Loans receivable from MEC, net	$ —	$362,404

A summary of the changes in the valuation allowance due to changes in the fair value of the Transferred Assets at April 30, 2010 related to the loans receivable from MEC is as follows:

Years ended December 31,	**2010**	2009	2008
Balance, beginning of year	$ 90,800	$ —	$ —
Impairment provision	—	90,800	—
Impairment recovery related to loans receivable from MEC	(9,987)	—	—
Release of valuation allowance on settlement under the Plan (note 2(a))	(80,813)	—	—
Balance, end of year	$ —	$90,800	$ —

In connection with the development and completion of the Plan (note 2), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. As a result of such analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Company recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. As a result of the transfer of the Transferred Assets under the Plan effective April 30, 2010 (note 2(c)), the Company reduced the impairment provision by $10.0 million in the three-month period ended June 30, 2010 as a result of assessing the fair value of the Transferred Assets on April 30, 2010. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court-approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan.

The estimates of values and recoveries involved complex considerations and judgments concerning various factors that affected the value of MEC's assets. Moreover, the value of MEC's assets were subject to measurement uncertainty and contingencies that were difficult to predict and fluctuated

with changes in factors affecting the financial conditions and prospects of such assets. Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

A reconciliation of the changes in the impairment recovery related to the loans receivable from MEC at the date the Transferred Assets were acquired is presented below:

Directors' and officers' insurance proceeds[a]	$ 13,000
Sale proceeds from liquidated assets under the Plan[b]	7,538
Bankruptcy claims[c]	(15,907)
Changes in fair value of net assets retained under the Plan[d]	5,356
Impairment recovery for the period from April 30, 2010 to December 31, 2010	**$ 9,987**

The significant changes in facts or circumstances that resulted in the recognition of the $10.0 million reduction in the impairment provision in the year ended December 31, 2010 are primarily as a result of the following:

(a) Directors' and Officers' Insurance Proceeds

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At December 31, 2009, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. A settlement agreement was subsequently entered into in July 2010 with one of the insurers, resulting in MID receiving compensation of $13.0 million. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $13.0 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

(b) Sale Proceeds from Liquidated Assets Under the Plan

The estimates of sale proceeds from liquidated assets under the Plan increased approximately $7.5 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the Bankruptcy Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.5 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

(c) Bankruptcy Claims

The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is ongoing and subject to Bankruptcy Court approval. Consequently, at each reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by

approximately $15.9 million as a result of additional information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company increased the impairment provision by $15.9 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

(d) Changes in Fair Value of Net Assets Retained Under the Plan

At each reporting date, the Company estimated the working capital of the Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $5.4 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

(ii) 2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan").

The 2007 MEC Bridge Loan was secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan was guaranteed by certain MEC subsidiaries and MEC had pledged the shares and all other interests MEC had in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0%.

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)),

the 2007 MEC Bridge Loan was not repaid when due. On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. Interest on the 2007 MEC Bridge Loan accrued during the Debtors' Chapter 11 process rather than being paid in cash.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

As of the effective date of the Plan, on April 30, 2010, in satisfaction of, among other things, MID's claim relating to the 2007 MEC Bridge Loan, MID received the Transferred Assets and all liens and security under the 2007 MEC Bridge Loan were released. Accordingly, at December 31, 2010, no amounts remained outstanding under the 2007 MEC Bridge Loan. At December 31, 2009, $139.2 million due under the fully drawn 2007 MEC Bridge Loan was included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

(iii) MEC Project Financings

The MID Lender had made available separate project financing facilities to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contained cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and was guaranteed by the MEC subsidiaries that owned Gulfstream Park and the Palm Meadows Training Center. The security package also included second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower agreed not to pledge any licences or permits held by it and MEC agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing was guaranteed by MEC's subsidiaries that owned and operated the Palm Meadows Training Center and was secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which were not subject to security under applicable legislation). Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Gulfstream Park project financing was also guaranteed by MEC's subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licences and permits (which could not be subjected to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as

well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continued to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

Amounts outstanding under each of the MEC Project Financing Facilities bore interest at a fixed rate of 10.5% per annum compounded semi-annually and required repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there was also in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which was used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the year ended December 31, 2010, no such payments were made (2009 — $2.0 million; 2008 — $3.4 million) given the MEC Chapter 11 proceedings.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. During the Debtors' Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities were stayed and interest accrued rather than being paid in cash.

As of the effective date of the Plan, on April 30, 2010, in satisfaction of, among other things, MID's claim relating to the MEC Project Financings, MID received the Transferred Assets and all liens and security under the MEC Project Financing Facilities were released. Accordingly, at December 31, 2010, no amounts remained outstanding under the MEC Project Financing Facilities. At December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively, which are included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

In connection with the Gulfstream Park project financing facility, MEC had placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) could be funded. At December 31, 2009, the amount held under the Gulfstream Escrow was $0.5 million. All funds in the Gulfstream Escrow are reflected as "restricted cash" and "due to MEC" on the Company's

consolidated balance sheets. As of the effective date of the Plan, on April 30, 2010, in satisfaction of MID's claim relating to the MEC Project Financings, MID retained the escrow proceeds.

(iv) 2008 MEC Loan

On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bore interest at the rate of LIBOR plus 12.0%, was guaranteed by certain subsidiaries of MEC and was secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

- Tranche 1

Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan were capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

- Tranche 2

Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary, Laurel Park, for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 were capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

The initial maturity date of Tranche 2 was December 31, 2011, which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), there was an automatic stay of any action to collect, assert or recover on the 2008 MEC Loan.

On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million. Interest and fees on the 2008 MEC Loan accrued during the Debtors' Chapter 11 process rather than being paid in cash. As of the effective date of the Plan, on April 30, 2010, in satisfaction of MID's claim relating to the 2008 MEC Loan, MID received the Transferred Assets and all liens and security under the 2008 MEC Loan were released. Accordingly, at December 31, 2010, no amounts remained outstanding under the 2008 MEC Loan. At December 31, 2009, $58.4 million due under the 2008 MEC Loan was included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

(v) DIP Loan

In connection with the Debtors' Chapter 11 filing (note 1(a)), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender accrued during the Chapter 11 process rather than being paid in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

Under the terms of the DIP Loan, MEC was required to pay an arrangement fee of 3% (on each tranche as it was made available) and advances bore interest at a rate per annum equal to LIBOR plus 12.0%. MEC was also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

The DIP Loan was secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC could request funds to be advanced on a monthly basis and such funds were to be used in accordance with an approved budget. The terms of the DIP Loan contemplated that MEC would sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010. The amended DIP Loan contemplated that MEC would use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain asset sale milestones were not satisfied, there would be an event of default and/or additional arrangement fees would be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan were to be made in accordance with an approved budget.

On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan. Accordingly, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010. Accordingly, at December 31, 2010, no amounts remained outstanding under the DIP Loan. At December 31, 2009, $45.0 million, net of $1.3 million of unamortized deferred arrangement fees, due under the DIP Loan was included in the non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender. Prior to the Petition Date, these costs were recognized as deferred financing costs at the MEC segment level and were amortized into interest expense (of which a portion had been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities. Prior to the Petition Date, such costs were charged to "general and administrative" expenses at a consolidated level in the periods in which they were incurred.

All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, have been eliminated from the Company's consolidated results of operations and financial position.

(b) Charges and Sales to Magna

Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries. Included in the Real Estate Business' accounts receivable are amounts due from Magna and its subsidiaries in the amount of $1.1 million (December 31, 2009 — $0.5 million). Included in the Real Estate Business' other assets is an amount due from Magna of $0.5 million relating to the long-term portion of a lease termination fee.

On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

In April 2008, MEC completed the sale to a subsidiary of Magna of 225 acres of excess real estate located in Ebreichsdorf, Austria for proceeds of 20.0 million euros ($31.5 million), net of transaction costs. MEC recognized a gain in the year ended December 31, 2008 of 11.6 million euros ($18.2 million), net of tax, which was recorded as a contribution of equity in contributed surplus.

(c) Magna Lease Terminations

During the year ended December 31, 2010, the Company and Magna agreed to terminate the lease on a property in the United States. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $1.9 million, which amount will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. The amount has been recognized in "other gains (losses), net" in the Company's consolidated statements of loss for the year ended December 31, 2010.

During the year ended December 31, 2007, the Real Estate Business and Magna entered into discussions to terminate the lease on a property in the United Kingdom, retroactive to May 31, 2007, as the Real Estate Business is seeking to redevelop the property for residential purposes. In April 2008, the Real Estate Business paid Magna $2.0 million to terminate the lease, and the termination payment is included in the Real Estate Business' land and improvements in note 5(a) at December 31, 2010 and 2009

on the Company's consolidated balance sheets. The Real Estate Business has not recognized any revenue under the lease of this property since May 31, 2007.

During the year ended December 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount was collected in April 2008 and has been recognized by the Real Estate Business in "other gains (losses), net" in the Company's consolidated statements of loss for the year ended December 31, 2008.

(d) Sale of MEC Real Estate to Joint Venture

On April 2, 2008, one of MEC's European wholly-owned subsidiaries, Fontana Beteiligungs GmbH ("Fontana"), entered into an agreement to sell real estate with a carrying value of 0.2 million euros ($0.3 million) located in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which Fontana had a 50% joint venture equity interest, for 0.8 million euros ($1.2 million). The purchase price was originally payable in instalments according to the sale of apartment units by the joint venture and, in any event, was due no later than April 2, 2009. On August 1, 2008, Fontana sold its 50% joint venture equity interest in Fontana Immobilien GmbH to a related party. The sale price included nominal cash consideration equal to Fontana's initial capital contribution and a future profit participation in Fontana Immobilien GmbH. Fontana and Fontana Immobilien GmbH also agreed to amend the real estate sale agreement such that payment of the purchase price to Fontana was accelerated to, and paid on, August 7, 2008, resulting in a gain in the year ended December 31, 2008 of 0.6 million euros ($0.9 million), which is included in the Racing & Gaming Business' "other gains (losses), net" in the Company's consolidated statements of loss.

(e) Expansion Costs Reimbursed to Magna

During the year ended December 31, 2010, the Real Estate Business paid $0.5 million (2009 — $0.1 million; 2008 — $1.8 million) to Magna as reimbursement for expenditures incurred by Magna in relation to expansions of the Real Estate Business' revenue-producing properties.

(f) MEC's Lease Termination

During the year ended December 31, 2007, the Company acquired a 205 acre parcel of land located in Bonsall, California from MEC, which currently houses the San Luis Rey Downs Thoroughbred Training Facility. This property is being held by MID for future development and MID agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease was scheduled to terminate on June 6, 2010, however, on November 11, 2009, MEC elected to exercise its option to terminate the agreement by providing MID four months written notice, as stipulated in the agreement. The lease with MEC was scheduled to terminate on April 11, 2010, however, on March 16, 2010, the property was re-leased to San Luis Racing, Inc., a third party, on a triple-net lease basis for nominal rent while MID continues to pursue the necessary development entitlements and other approvals.

(g) Charges from Magna

Magna charges the Company for certain administrative and professional services and use of shared facilities. For the year ended December 31, 2010, these charges totalled $2.4 million (2009 — $1.1 million; 2008 — $0.6 million) and are included in "general and administrative" expenses in the Company's consolidated statements of loss. For the year ended December 31, 2010, the Company incurred nil costs (2009 — $0.1 million; 2008 — $0.1 million) for services provided by Magna in relation to certain properties held for development, which costs have been capitalized to "real estate properties, net".

During the period from January 1, 2009 to the Petition Date, MEC incurred $1.0 million (2008 — $3.2 million) of charges from Magna and its subsidiaries for rent of facilities and central shared and other services.

Included in "accounts payable and accrued liabilities" at December 31, 2010 are amounts due to Magna and its subsidiaries totalling $0.7 million (December 31, 2009 — $0.1 million). As a result of the deconsolidation of MEC at the Petition Date (note 1(c)), at December 31, 2009, there are no amounts due to Magna and its subsidiaries from MEC included in the Company's consolidated financial statements.

(h) Legal, Consulting and Other Services

In December 2010 and 2009, the Compensation Committee recommended to the Board and the Board subsequently approved a $2.0 million payment for each year to an affiliate of Mr. Frank Stronach, Chairman of the Company, for services rendered on behalf of the Company.

Included in "accounts receivable" at December 31, 2010 are amounts due from an entity controlled by Mr. Frank Stronach and his family of $0.6 million related to the reimbursement of expenses incurred for an offer to acquire the Company's shares not already owned (note 27(b)). The amount owing was fully repaid subsequent to the balance sheet date.

During the year ended December 31, 2010, the Company incurred $0.1 million (2009 — nil; 2008 — nil) of consulting services from a company affiliated with a Director of the Company.

During the year ended December 31, 2009, the Company incurred $0.3 million (2008 — $0.1 million) of legal services at standard billing rates from a legal firm whose Senior Partner had been a Director of the Company from March 17, 2005 to May 7, 2009.

Commencing in November 2008, a company affiliated with a Director of the Company (since August 29, 2003) entered into a consulting arrangement with the Company providing for an annual retainer of $96 thousand plus out-of-pocket business expenses. The director ceased to be a Director of the Company on May 7, 2009. During the year ended December 31, 2009, $40 thousand (2008 — $19 thousand) was paid by the Company under such arrangement.

These legal, consulting and other costs are included in "general and administrative" expenses in the Company's consolidated statements of loss.

4. DISCONTINUED OPERATIONS OF MEC

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date. For additional details on the sales of Remington Park and Thistledown, refer to note 2.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent. For additional details on the sales process for Magna Racino™, refer to note 2.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

MEC's results of operations related to discontinued operations are shown in the following table. There are no assets and liabilities related to MEC's discontinued operations included in the Company's consolidated balance sheets as at December 31, 2010 and 2009 given the deconsolidation of MEC at the Petition Date.

Years ended December 31,	2010	2009	2008
Revenues	$ —	$21,226	$134,085
Costs and expenses	—	19,937	131,464
	—	1,289	2,621
Depreciation and amortization	—	—	605
Interest expense, net	—	505	3,463
Write-down of long-lived assets (note 20)	—	—	48,295
Income (loss) before the undernoted	—	784	(49,742)
Gain on disposition	—	—	536
Income (loss) before income taxes	—	784	(49,206)
Income tax recovery	—	—	(9,211)
Income (loss) from discontinued operations	—	784	(39,995)
Eliminations (note 3(a))	—	443	2,914
Consolidated income (loss) from discontinued operations	—	1,227	(37,081)
Add (deduct) loss (income) attributable to noncontrolling interest	—	(363)	18,475
Consolidated income (loss) from discontinued operations attributable to MID	$ —	$ 864	$ (18,606)

5. REAL ESTATE PROPERTIES

(a) Real estate properties consist of:

As at December 31,	2010	2009
Real Estate Business — Revenue-producing properties		
Land and improvements	**$ 215,337**	$ 219,962
Buildings, parking lots and roadways — cost	**1,412,204**	1,418,989
Buildings, parking lots and roadways — accumulated depreciation	**(455,034)**	(418,922)
	1,172,507	1,220,029
Real Estate Business — Development properties		
Land and improvements	**132,303**	169,816
Properties under development	**10,324**	—
	142,627	169,816
Racing and Gaming properties		
Land and improvements	**323,370**	—
Buildings, parking lots and roadways — cost	**27,314**	—
Buildings, parking lots and roadways — accumulated depreciation	**(817)**	—
	349,867	—
	$1,665,001	$1,389,845

(b) During the year ended December 31, 2010, the Company recorded a loss of $1.2 million resulting from the disposition of 8.72 acres of land held for development. In 2004, a wholly-owned subsidiary of the Company entered into an agreement with the municipality in which the land is located that if certain development did not occur within a specified period of time, then the land would convey to the municipality. Such development did not occur, resulting in the conveyance of the land to the municipality.

The loss on disposal of $1.2 million is included in "gain (loss) on disposal of real estate" on the consolidated statements of loss for the year ended December 31, 2010 and is included in the "Real Estate Business" operations segment.

During the year ended December 31, 2009, the Company completed the sale of land and a vacant building for cash consideration of $0.8 million and recorded a gain on disposal of $0.2 million, which is included in "gain (loss) on disposal of real estate" on the consolidated statements of loss for the year ended December 31, 2009 and is included in the "Real Estate Business" operations segment. During the year ended December 31, 2008, this property was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its expected net realizable value as a result of the Real Estate Business reclassifying the property from "revenue-producing properties" to "properties held for sale".

(c) During the year ended December 31, 2010, the Real Estate Business recorded impairment charges of $40.6 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. In connection with the reorganization proposal received in the fourth quarter of 2010 (note 27), the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the assets over the estimated fair values based on external real-estate appraisals. The write-down reduced the cost of the land and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010 (note 20).

As a result of further weakening in the commercial office real estate market in Michigan, in the fourth quarter of 2009, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property. The write-down reduced the cost of the building and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2009.

(d) During the year ended December 31, 2010, the Racing & Gaming Business expensed $3.4 million (2009 — nil; 2008 — nil) of capital expenditures that could not be recovered through estimated undiscounted cash flows at the respective racetracks which is included in "operating costs" on the consolidated statements of loss.

(e) Future minimum rental payments to be received under operating leases in effect at December 31, 2010, substantially all of which are with Magna or its subsidiaries, are shown in the following table. These amounts are determined using foreign exchange rates as at December 31, 2010, only include the contracted fixed rent increases and do not include rents from any renewals on lease expiry.

2011	$ 176,118
2012	174,437
2013	166,971
2014	143,537
2015	139,277
Thereafter	346,983
	$1,147,323

6. FIXED ASSETS

Fixed assets consist of:

As at December 31,	2010	2009
Cost		
Machinery and equipment	**$14,439**	$ —
Furniture and fixtures	**6,313**	1,968
	20,752	1,968
Accumulated depreciation		
Machinery and equipment	**(2,640)**	—
Furniture and fixtures	**(2,890)**	(1,735)
	(5,530)	(1,735)
	$15,222	$ 233

7. OTHER ASSETS

Other assets consist of:

As at December 31,	2010	2009
Investments in unconsolidated joint ventures of Racing & Gaming Business	**$38,527**	$ —
Deferred leasing costs	**1,333**	1,511
Long-term receivables	**958**	554
Tenant inducements	**2,065**	—
Other	**102**	—
	$42,985	$2,065

The Company's ownership percentages and carrying values of its investments in unconsolidated joint ventures at December 31, 2010 and 2009 are as follows:

	Ownership %	2010	2009
The Village at Gulfstream Park, LLC	**50%**	**$32,041**	$ —
HRTV, LLC(i)	**50%**	**(188)**	—
Maryland RE & R LLC(ii)	**51%**	**6,674**	—
Laurel Gaming LLC	**49%**	**—**	—
		$38,527	$ —

(i) The Company's investment in HRTV, LLC is recorded beyond the current investment as the members have committed to provide financial support.

(ii) On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. Accordingly, the Company has recorded a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing operations in Maryland including Pimlico Race Course, Laurel Park and a thoroughbred training centre (the "Real Estate and Racing Venture"). The Real Estate and Racing Venture is managed by MID. The Company has also recorded a 49% joint venture interest in Laurel Gaming LLC, established to develop and operate any future gaming opportunities other than racing at the Maryland properties (the "Gaming

Venture"). The Gaming Venture is managed by Penn. Penn paid MID $26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement of certain expenses of approximately $0.3 million. The Company realized a loss on disposal of $0.1 million in "other gains (losses), net" on the consolidated statements of loss for the year ended December 31, 2010. MID and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by MID and Penn and approved by the Maryland Racing Commission, until December 31, 2011. The investments in these joint ventures have been accounted for using the equity method of accounting as of July 1, 2010. Investments in entities which the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting. The Company has also determined that these joint ventures do not constitute VIEs. Accordingly, the results of MJC are no longer consolidated in these consolidated financial statements effective July 1, 2010.

The results of operations related to the Company's investments in unconsolidated joint ventures of the Racing & Gaming Business are as follows:

Years ended December 31,	**2010**	2009	2008
Revenues	**$ 40,242**	$2,630	$ 7,894
Costs and expenses[iii]	**98,645**	2,500	14,001
Net income (loss)	**$(58,403)**	$ 130	$ (6,107)
MID's share of net income (loss)	**$(29,501)**	$ 65	$ (3,042)

(iii) For the year ended December 31, 2010, costs and expenses of the unconsolidated joint ventures of the Racing & Gaming Business include a write-down of goodwill in the amount of $29.2 million at MJC of which the Company's share of the write-down of goodwill was $14.9 million. The write-down of goodwill is primarily a result of reduced expectations of achieving alternative gaming at Laurel Park due to the November 2010 referendum whereby the Anne Arundel electorate voted in favour of a bill permitting the zoning of a video lottery terminal facility at Anne Arundel Mills Mall. The unfavourable decision represents an impediment to our efforts to pursue alternative gaming opportunities.

The following represents 100% of the assets and liabilities of the Company's investments in unconsolidated joint ventures of the Racing & Gaming Business:

As at December 31,	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,368	$ —
Restricted cash	133	—
Accounts receivable	7,586	—
Income taxes receivable	800	—
Inventories	167	—
Prepaid expenses and other	4,523	—
	18,577	—
Real estate properties, net	256,804	—
Fixed assets, net	1,274	—
Other assets, net	15,837	—
Total assets	$292,492	$ —
LIABILITIES		
Current liabilities:		
Accounts payable and accrued liabilities	$ 35,184	$ —
Long-term debt due within one year	4,200	—
Deferred revenue	280	—
	39,664	—
Long-term debt	157,196	—
Future tax liabilities	2,586	—
Total liabilities	$199,446	$ —

8. INTANGIBLE ASSETS

Intangible assets consist of:

As at December 31,	2010	2009
Racing & Gaming Business		
Cost		
Customer contracts	$12,111	$ —
Software technology	13,000	—
Trademark (note 20)	3,800	—
	28,911	—
Accumulated amortization		
Customer contracts	(2,425)	—
Software technology	(1,733)	—
Trademark	—	—
	(4,158)	—
	$24,753	$ —

Amortization expense for each of the following five years is estimated to be as follows:

2011	$ 6,243
2012	6,243
2013	4,332
2014	3,007
2015	983
	$20,808

9. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill consists of:

As at December 31,	**2010**	2009
Racing & Gaming Business		
Cost:		
XpressBet (notes 2(c), 20)	**$7,191**	$ —
AmTote (note 2(c))	**1,412**	—
	$8,603	$ —

Goodwill of $29.2 million resulting from the acquisition of MJC at April 30, 2010 (note 2(c)) is no longer recorded on the consolidated balance sheets as the Company sold a 49% interest in MJC on July 1, 2010 to Penn and as a result the investment is accounted for using the equity method (note 7).

Changes in the Company's goodwill are shown in the following table:

	2010	2009
Goodwill, beginning of year	**$ —**	$ —
Acquisition of Transferred Assets (note 2(c))	**41,004**	—
Sale of 49% interest in MJC	**(29,188)**	—
Write-down of goodwill (note 20)	**(3,213)**	—
Goodwill, end of year	**$ 8,603**	$ —

10. INCOME TAXES

(a) The provision for (recovery of) income taxes from continuing operations differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

Years ended December 31,	2010	2009	2008
MID			
Expected income taxes at Canadian statutory rate of 31% (2009 — 33%; 2008 — 34%)	**$ (5,757)**	$ 4,420	$ 48,087
Foreign rate differentials	**(21,708)**	(30,942)	(29,128)
Changes in enacted tax rates and legislation	**—**	(1,536)	—
Benefit of losses not previously recognized	**—**	—	(6,634)
Reversal of prior years' provisions for uncertain tax positions	**—**	(173)	(6,395)
Non-deductible foreign currency translation loss on translation of the net investment in a foreign operation	**—**	2,573	—
Non-deductible expenses	**1,452**	1,818	4,734
Equity loss	**11,800**	—	—
Write-down of long-lived and intangible assets	**15,392**	—	—
Losses not benefited	**29,611**	—	—
Valuation allowance on provision relating to loans receivable from MEC	**—**	25,245	—
Impairment recovery relating to loans receivable from MEC	**(3,995)**	—	—
Purchase price consideration adjustment	**(8,411)**	—	—
Tax resulting from internal amalgamation	**12,745**	—	—
Other	**2,313**	273	702
	33,442	1,678	11,366
MEC			
Expected income taxes at Canadian statutory rate of 31% (2009 — 33%; 2008 — 34%)	**—**	(20,254)	(87,802)
Foreign rate differentials	**—**	45	(1,166)
Losses not benefited	**—**	4,994	60,502
Impairment of intercompany receivables	**—**	—	(16,253)
Tax expense on foreign intercompany dividends	**—**	—	10,747
Non-deductible expenses	**—**	37	1,688
Deconsolidation adjustment to the carrying value of MID's investment in, and amounts due from, MEC	**—**	15,237	—
Other	**—**	—	2,003
	—	59	(30,281)
	$ 33,442	$ 1,737	$(18,915)

(b) The details of income (loss) from continuing operations before income taxes, by jurisdiction, are as follows:

Years ended December 31,	2010	2009	2008
MID			
Canadian	**$ (3,683)**	$ (8,775)	$ 14,167
Foreign	**(14,887)**	22,170	129,371
	(18,570)	13,395	143,538
MEC			
Canadian	**—**	—	(967)
Foreign	**—**	(61,375)	(261,542)
	—	(61,375)	(262,509)
Eliminations (note 3)	**—**	(107)	(963)
Consolidated	**$(18,570)**	$(48,087)	$(119,934)

(c) The details of the income tax expense (recovery) from continuing operations are as follows:

Years ended December 31,	2010	2009	2008
MID			
Current provision:			
Canadian federal taxes	**$ 7,673**	$ 1,352	$ 4,701
Canadian provincial taxes	**5,541**	996	3,375
Foreign taxes	**9,217**	10,975	1,915
	22,431	13,323	9,991
Future provision (recovery):			
Canadian federal taxes	**(68)**	(2,901)	161
Canadian provincial taxes	**(48)**	(2,138)	116
Foreign taxes	**11,127**	(6,606)	1,098
	11,011	(11,645)	1,375
	33,442	1,678	11,366
MEC			
Current provision (recovery):			
Canadian federal taxes	**—**	—	6
Canadian provincial taxes	**—**	—	(145)
Foreign taxes	**—**	59	3,056
	—	59	2,917
Future provision (recovery):			
Canadian federal taxes	**—**	—	(194)
Canadian provincial taxes	**—**	—	(140)
Foreign taxes	**—**	—	(32,864)
	—	—	(33,198)
	—	59	(30,281)
Consolidated	**$33,442**	$ 1,737	$(18,915)

(d) A future income tax provision (recovery) from continuing operations has been recognized on temporary differences, which consist of the following:

Years ended December 31,	**2010**	2009	2008
MID			
Reductions in tax value of assets below book value	**$ 4,033**	$ (7,498)	$ 609
Changes in enacted tax rates and legislation	**—**	(1,536)	—
Tax losses utilized	**—**	1,597	5,988
Benefit of losses not previously recognized	**—**	—	(6,634)
Accounting losses benefited	**—**	—	477
Impairment provision relating to loans receivable from MEC	**5,577**	(5,577)	—
Other	**1,401**	1,369	935
	11,011	(11,645)	1,375
MEC			
Tax losses benefited	**—**	(2,221)	(50,182)
Changes in valuation allowance	**—**	5,664	71,777
Write-down of long-lived and intangible assets	**—**	—	(45,381)
Deductibility (non-deductibility) of interest expense	**—**	(3,826)	(12,595)
Other	**—**	383	3,183
	—	—	(33,198)
Consolidated	**$11,011**	$(11,645)	$(31,823)

(e) Future tax assets consist of the following temporary differences:

As at December 31,	**2010**	2009
Tax benefit of operating loss carry forwards	**$ 40,691**	$ 29,835
Tax benefit of capital loss carry forwards	**29,273**	—
Tax value of assets in excess of book value	**109,942**	9,850
Other	**21,466**	—
	201,372	39,685
Valuation allowance	**(197,776)**	(29,835)
	$ 3,596	$ 9,850

As at December 31, 2010, future tax assets include approximately $1.0 million related to the acquisitions of the Transferred Assets (note 2(c)).

A valuation allowance was provided on future tax assets relating to the tax basis of real properties and other assets in excess of book basis and future tax assets for net operating loss, tax credit and other carry forwards.

(f) Future tax liabilities consist of the following temporary differences:

As at December 31,	**2010**	2009
Book value of assets in excess of tax value	**$59,814**	$32,235
Other	**6,737**	5,589
	66,551	37,824

As at December 31, 2010, future tax liabilities include approximately $26.0 million related to the acquisition of the Transferred Assets (note 2(c)).

(g) Net cash payments of income taxes amounted to $10.1 million for the year ended December 31, 2010 (2009 — $11.8 million; 2008 — $14.2 million).

(h) The Company conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Company's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

(i) MID

During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.7 million of current income tax expense. The Company has retained legal counsel to apply to the Ontario Superior Court of Justice to have the amalgamation set aside and cancelled. The outcome of this process is uncertain.

As of December 31, 2010, the Company had $10.4 million (December 31, 2009 — $8.3 million) of unrecognized income tax benefits (including $1.0 million (December 31, 2009 — $0.7 million) of related accrued interest and penalties), all of which could ultimately reduce the Company's effective tax rate. The Company is currently under audit in Canada, Austria and Mexico. Given the stage of completion of the audits, the Company is unable to estimate the range of any possible changes to the unrecognized income tax benefit these audits may cause over the next year.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Years ended December 31,	**2010**	2009	2008
Unrecognized tax benefits balance, beginning of year	**$ 8,316**	$6,538	$ 20,661
Gross increases for tax positions of prior years	**—**	642	519
Gross decreases for tax positions of prior years	**—**	(173)	(13,029)
Gross increases for tax positions of current year	**2,020**	1,112	3,131
Settlements	**—**	—	(2,793)
Lapse due to statute of limitations	**—**	(602)	(535)
Foreign currency impact	**108**	799	(1,416)
Unrecognized tax benefits balance, end of year	**$10,444**	$8,316	$ 6,538

For the year ended December 31, 2010, the Company recognized no interest and penalties (2009 — nil; 2008 — $0.2 million) as part of the provision for income taxes in the consolidated statements of loss.

(ii) MEC

As a result of the deconsolidation of MEC on the Petition Date (note 1), as at December 31, 2010 and 2009, the Company has no unrecognized income tax benefits related to MEC. For the period from January 1, 2009 to the Petition Date, MEC recognized no recovery (2008 — $0.1 million) of interest and penalties within the provision for income taxes in the consolidated statements of loss.

As of December 31, 2010, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions	
Canada	2005 through 2010
United States	2007 through 2010
Mexico	2005 through 2010
Austria	2006 through 2010

(i) At December 31, 2010, the Company had operating tax loss carry forwards totalling approximately $102.3 million that expire as follows:

Year of expiry	
2011 to 2012	$ —
2013 to 2020	—
2021 to 2030	102,341
No expiry	—
	$ 102,341

At December 31, 2010, the Company had capital loss carryforwards totalling approximately $73.2 million that expire in 2015.

11. BANK INDEBTEDNESS

(a) The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 3.25% (December 31, 2009 — 3.50%), or the U.S. base or Canadian prime rate, in each case plus 2.25% (December 31, 2009 — 2.50%). At December 31, 2010, the Company had Cdn. $13.0 million ($13.1 million) drawn under the MID Credit Facility (December 31, 2009 — no borrowings) and had issued letters of credit totalling $2.9 million (December 31, 2009 — $0.2 million). The weighted average interest rate on the loans outstanding under the MID Credit Facility at December 31, 2010 was 5.83%.

At December 31, 2010, the Company was in compliance with its debt agreement and related covenants. The Company intends to amend the MID Credit Facility to allow for the change in control of the Company should the reorganization proposal (note 27(a)) close.

(b) A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park had a $7.5 million revolving loan facility under its existing credit facility with a U.S. financial institution that required that the aggregate outstanding principal be fully repaid for a period of 60 consecutive days during each year. The revolving loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving loan facility was secured by a first deed of trust on Santa Anita Park and the surrounding real property. In July 2010, the Company fully repaid the $3.9 million outstanding under the revolving loan facility. This facility is no longer available to the Company. Borrowings under the revolving loan facility bore interest at the U.S. prime rate.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	**2010**	2009
Accounts payable	**$25,087**	$ 1,263
Accrued salaries and wages	**6,967**	2,565
Accrued interest payable	**390**	371
Accrued construction payable	**6,854**	827
Accrued director share-based compensation	**4,237**	1,424
Deposits	**2,767**	—
Other accrued liabilities	**24,451**	14,726
	$70,753	$21,176

13. LONG-TERM DEBT AND SENIOR UNSECURED DEBENTURES

(a) Long-term Debt

At December 31, 2010, the Real Estate Business has long-term debt of a mortgage in the amount of $2.3 million (December 31, 2009 — $2.4 million) bearing interest at 8.1% with a maturity date in January 2011. The mortgage was fully repaid in January 2011. The mortgage was repayable in equal blended monthly payments of Cdn. $35 thousand and was collateralized by the underlying property.

The Company's wholly-owned subsidiary that owns and operates Santa Anita Park also had $61.1 million outstanding under its fully drawn term loan facility at April 30, 2010, the date of acquisition of the Transferred Assets, which bore interest at LIBOR plus 2.0%. In the second and third quarters of 2010, the Company fully repaid the $61.1 million outstanding under the term loan facility. The term loan facility was repayable in monthly principal payments of $375 thousand until maturity. The term loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property. This facility is no longer available to the Company.

The Company's wholly-owned subsidiaries that owned and operated 100% of MJC also had an aggregate of $12.9 million outstanding under three term loan facilities at April 30, 2010, the date of acquisition of the Transferred Assets. In the second quarter of 2010, the Company fully repaid the $12.9 million outstanding under the term loans facilities. The term loans were scheduled to mature on December 1, 2013 or June 7, 2017. However, these facilities were due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loans bore interest at LIBOR plus 2.6% per annum or 7.7% per annum and were collateralized by deeds of trust on MJC's land, buildings and improvements. These facilities are no longer available to the Company.

(b) Senior Unsecured Debentures

On December 22, 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all MID's existing and future senior unsecured indebtedness.

The Debentures are redeemable, in whole or in part, at MID's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At December 31, 2010, all of the Debentures remained outstanding.

Interest on the Debentures is payable in Canadian dollars on a semi-annual basis. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the Debentures is presented as a reduction of the carrying amount on the Company's consolidated balance sheets. These costs, together with the discount in the issue price of the Debentures of Cdn. $1.1 million, are being accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense.

(c) The Company's net interest expense, including interest expense on bank indebtedness (note 11), the senior unsecured debentures, MEC's loan facilities with the MID Lender (note 3) and MEC's convertible subordinated notes that were outstanding up to the Petition Date, is comprised as follows:

Years ended December 31,	**2010**	2009	2008
Real Estate Business			
Gross interest cost	**$17,341**	$14,623	$ 16,004
Less: interest capitalized	**(845)**	(676)	(833)
Interest expense	**16,496**	13,947	15,171
Interest income	**(299)**	(412)	(4,976)
Interest expense, net	**16,197**	13,535	10,195
Racing & Gaming Business			
Gross interest cost	**321**	14,969	73,216
Less: interest capitalized	**—**	—	—
Interest expense	**321**	14,969	73,216
Interest income	**(71)**	(9)	(616)
Interest expense, net	**250**	14,960	72,600
Eliminations (note 3)	**—**	(9,510)	(39,963)
Consolidated	**$16,447**	$18,985	$ 42,832

Interest capitalized relates to real estate properties under development.

Gross interest cost consists of the following:

Years ended December 31,	**2010**	2009	2008
Real Estate Business			
Interest on indebtedness initially incurred for a term of more than one year	**$16,092**	$14,602	$ 15,970
Other interest	**1,249**	21	34
	17,341	14,623	16,004
Racing & Gaming Business			
Interest on indebtedness initially incurred for a term of more than one year	**—**	8,014	46,168
Other interest	**321**	6,955	27,048
	321	14,969	73,216
Eliminations (note 3)	**—**	(9,510)	(39,963)
Consolidated	**$17,662**	$20,082	$ 49,257

Consolidated interest paid in cash for the year ended December 31, 2010 was $16.8 million (2009 — $16.2 million; 2008 — $44.4 million).

14. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of pension and postretirement liabilities.

Employee Defined Benefit Pension Plans

Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with U.S. federal requirements that are imposed by law. In addition, AmTote sponsors a pension plan for union employees. Retirement benefits for the pension plan are funded entirely by AmTote. Normal retirement for the pension plan is age 65 with at least five years of service. Funding requirements comply with U.S. federal requirements that are imposed by law.

The net periodic pension cost includes the following components:

Years ended December 31,	**2010**	2009	2008
Service cost	**$ 349**	$ —	$ 610
Interest cost on projected benefit obligation	**667**	—	995
Actual loss (return) on plan assets	**(561)**	—	2,879
Actual return on plan assets in excess (shortfall) of expected return on plan assets	**—**	—	(3,892)
Settlements	**88**	—	263
Amortization of actuarial losses	**19**	—	2
Net periodic pension cost	**$ 562**	$ —	$ 857

The following tables provide a reconciliation of benefit obligation, plan assets and funded status of the plans:

Years ended December 31,	**2010**	2009	2008
Benefit obligation:			
Benefit obligation, beginning of year	**$ —**	$ 15,361	$18,577
Acquisition of Transferred Assets (note 2(c))	**18,122**	—	—
Service cost	**349**	—	610
Interest cost	**667**	—	995
Benefits paid	**(458)**	—	(648)
Actuarial gains	**247**	—	(2,710)
Settlements	**(286)**	—	(1,463)
Reclassification to income upon deconsolidation of MEC (note 1(c))	**—**	(15,361)	—
Benefit obligation, end of year	**18,641**	—	15,361
Plan assets:			
Fair value of plan assets, beginning of year	**—**	12,282	16,857
Acquisition of Transferred Assets (note 2(c))	**13,899**	—	—
Actual return (loss) on plan assets	**703**	—	(2,879)
Company contributions	**613**	—	615
Benefits paid	**(458)**	—	(648)
Settlements	**(364)**	—	(1,663)
Reclassification to income upon deconsolidation of MEC (note 1(c))	**—**	(12,282)	—
Fair value of plan assets, end of year	**14,393**	—	12,282
Net pension liability	**$ 4,248**	$ —	$ 3,079
Accumulated benefit obligation	**$17,046**	$ —	$15,118

At December 31, 2010, included in "other long-term liabilities" on the Company's consolidated balance sheets is $4.2 million of net pension liability. As a result of the deconsolidation of MEC at the Petition Date (note 1(c)), at December 31, 2009, there is no net pension liability included in "other long-term liabilities".

Assumptions used in determining the unfunded status of the defined benefit pension plans are as follows:

	2010	2009	2008
Weighted average discount rate	**5.5%**	—	6.5%
Weighted average rate of increase in compensation levels	**3.9%**	—	2.0%
Expected long-term rate of return on plan assets	**6.0% — 8.5%**	—	6.0% — 8.0%

The expected long-term rate of return on plan assets was determined by considering the plans' current investment mix and the historical and expected future performance of such investment categories.

The actuarial valuation date, measurement date and related assumptions for the funded status of the defined benefit pension plans were as of December 31.

The asset allocation for the defined benefit pension plans is as follows:

As at December 31,	**2010**	2009
Debt securities	**52%**	—
Equity securities	**48%**	—

Postretirement Benefit Plan

AmTote also sponsors a postretirement group medical plan for Tier 1 union employees who retire after the age of 53 with at least 13 years of service. The coverage terminates at age 65. For union plan participants who retired prior to September 1, 1994, coverage is fully provided by AmTote, whereas union plan participants retiring subsequent to September 1, 1994 are required to make certain contributions to obtain coverage. For Tier 1 employees retiring between April 15, 2004 and June 30, 2006, the coverage was replaced by employer contributions towards the cost of private insurance. For Tier 1 employees retiring after June 30, 2006, postretirement group medical coverage is not available.

The net periodic benefit recovery for the year ended December 31, 2010 is $50 thousand (2009 — nil; 2008 — recovery of $19 thousand). At December 31, 2010, the benefit obligation and accumulated benefit obligation is $92 thousand (December 31, 2009 — nil) and the fair value of plan assets is nil (December 31, 2009 — nil), which is included in the Company's consolidated balance sheets. Accordingly, at December 31, 2010, $92 thousand (2009 — nil) is included in "other long-term liabilities" on the Company's consolidated balance sheets.

Other Employee Benefit Plans

The Racing & Gaming Business also participates in several multi-employer benefit plans on behalf of its employees who are union members. Contributions to these plans were $4.6 million for the year ended December 31, 2010 (2009 — $0.8 million; 2008 — $5.1 million). The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which employees participate. Therefore, the contributions are expensed as paid under defined contribution accounting.

The Racing & Gaming Business also offers various 401(k) plans (the "401(k) Plans") to provide retirement benefits for employees. All employees who meet certain eligibility requirements are able to participate in the 401(k) Plans. Discretionary matching contributions are determined each year by the Company. The Racing & Gaming Business contributed $0.4 million to the 401(k) Plans for the year ended December 31, 2010 (2009 — $0.3 million; 2008 — $1.3 million).

Expected Contributions and Future Benefit Payments

The expected benefits payments of the Racing & Gaming' Business' defined benefit pension plans and postretirement benefit plan are as follows:

	Defined Benefit Pension Plans	Postretirement Benefit Plan	Total
2011	$ 788	$27	$ 815
2012	1,072	16	1,088
2013	953	17	970
2014	1,183	10	1,193
2015	1,144	11	1,155
2016 — 2020	6,472	8	6,480
	$11,612	$89	$11,701

The expected employer contributions to the defined benefit pension plans and postretirement benefit plan for the year ended December 31, 2011 are $0.6 million and $0.1 million, respectively.

15. SHARE CAPITAL

The Company's two classes of outstanding share capital are Class A Subordinate Voting Shares and Class B Shares. On matters presented for shareholder vote, holders of Class A Subordinate Voting Shares are entitled to one vote per share while holders of Class B Shares are entitled to 500 votes per share. The Company's articles provide that holders of Class B Shares are entitled to convert such shares into Class A Subordinate Voting Shares on a one-to-one basis.

The Company's authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value.

The Class A Subordinate Voting Shares and Class B Shares issued and outstanding for the years ended December 31, 2010, 2009 and 2008 are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total	
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2010, 2009 and 2008	**46,160,564**	**$1,506,088**	**547,413**	**$17,866**	**46,707,977**	**$1,523,954**

16. CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Years ended December 31,	**2010**	2009	2008
Contributed surplus, beginning of year	**$58,575**	$57,062	$46,608
Stock-based compensation	**445**	1,513	662
Gain on related party asset sale	**—**	—	9,792
Contributed surplus, end of year	**$59,020**	$58,575	$57,062

17. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

Years ended December 31,	**2010**	2009	2008
Accumulated other comprehensive income, beginning of year	**$198,182**	$161,827	$251,267
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	**—**	92	(582)
Foreign currency translation adjustment, net of noncontrolling interest[(i)]	**(22,079)**	48,315	(88,257)
Recognition of foreign currency translation loss (gain) in net loss[(ii)]	**(42)**	7,798	—
Change in net unrecognized actuarial pension losses, net of noncontrolling interest	**(120)**	—	(601)
Reclassification to income upon deconsolidation of MEC (note 1(c))	**—**	(19,850)	—
Accumulated other comprehensive income, end of year[(iii)]	**$175,941**	$198,182	$161,827

(i) The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. The loss in the year ended December 31, 2010 is primarily due to the weakening of the euro against the U.S. dollar. The gain in the year ended December 31, 2009 is primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar. The loss in the year ended December 31, 2008 is primarily due to the weakening of the euro and the Canadian dollar against the U.S. dollar.

(ii) Included in "other gains (losses), net" for the year ended December 31, 2009 is a $7.8 million (2008 — nil) foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which was considered a substantially complete liquidation of that foreign operation. For the year ended December 31, 2010, $0.1 million included in "other gains (losses), net" represents the remaining foreign currency translation gain realized from the final liquidation of that foreign operation.

(iii) Accumulated other comprehensive income consists of:

As at December 31,	**2010**	2009
Foreign currency translation adjustment	**$176,061**	$198,182
Net unrecognized actuarial pension losses	**(120)**	—
	$175,941	$198,182

18. NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

Years ended December 31,	2010	2009	2008
Noncontrolling interest, beginning of year	$ —	$ 24,182	$ 142,037
MEC's stock-based compensation	—	23	151
Disgorgement payment received from noncontrolling interest(i)	—	420	—
Comprehensive income (loss):			
Net loss attributable to the noncontrolling interest	—	(6,308)	(125,828)
Other comprehensive income (loss) attributable to the noncontrolling interest:			
Change in fair value of interest rate swaps, net of taxes	—	79	(500)
Foreign currency translation adjustment	—	(74)	(146)
Change in net unrecognized actuarial pension losses	—	—	(533)
Gain on related party asset sale	—	—	8,435
MEC's issuance of shares	—	—	595
MEC's stock consolidation	—	—	(29)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(18,322)	—
Noncontrolling interest, end of year	**$ —**	$ —	$ 24,182

(i) In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the SEC of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

19. STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At December 31, 2010, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Except for the options granted on November 10, 2009 and August 18, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID granted to outside directors an aggregate of 95,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant and 50% on the first anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2010		2009		2008	
	Number	**Weighted Average Exercise Price (Cdn. $)**	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Outstanding, beginning of year	**881,544**	**24.50**	494,544	34.83	516,544	35.09
Granted	**95,000**	**12.90**	455,000	14.54	—	—
Cancelled or forfeited	**(141,544)**	**27.55**	(68,000)	32.97	(22,000)	40.98
Outstanding, end of year	**835,000**	**22.66**	881,544	24.50	494,544	34.83

The following table provides further detail with respect to options outstanding and exercisable at December 31, 2010:

Options Outstanding and Exercisable

Number	Exercise Price (Cdn. $)	Weighted Average Remaining Life in Years
135,000	31.85	2.7
50,000	35.62	4.0
50,000	32.21	6.7
100,000	41.17	5.8
405,000	14.54	8.9
95,000	12.90	9.6
835,000	**22.66**	**7.2**

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

The weighted average assumptions used in determining the fair value of the stock options granted are shown in the table below:

Years ended December 31,	**2010**	2009	2008
Risk-free interest rate	**1.3%**	1.4%	—
Expected dividend yield	**3.3%**	4.3%	—
Expected volatility of MID's Class A Subordinate Voting Shares	**58.7%**	56.2%	—
Weighted average expected life (years)	**2.0**	2.0	—
Weighted average fair value per option granted	**$ 3.40**	$ 3.65	—

At December 31, 2010, the total unrecognized compensation expense relating to the outstanding stock options is nil as on December 23, 2010 all issued and unvested options were fully vested by amendment to the stock option agreements.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

Years ended December 31,	**2010**	2009	2008
Outstanding, beginning of year	**115,939**	80,948	41,452
Granted	**52,058**	80,472	39,496
Redeemed	**(11,640)**	(45,481)	—
Outstanding, end of year	**156,357**	115,939	80,948

During the year ended December 31, 2010, 11,640 DSUs were redeemed by a director, who left the Board in 2009, for cash proceeds of $143 thousand. During the year ended December 31, 2009, 45,481 DSUs were redeemed by five directors, two of which left the Board in 2008 and three of which left the Board in 2009, for aggregate cash proceeds of $0.4 million.

During the year ended December 31, 2010, the Company recognized stock-based compensation expense of $3.4 million (2009 — $2.7 million; 2008 — $0.1 million), which includes a $3.0 million expense (2009 — $1.2 million expense; 2008 — $0.6 million recovery) pertaining to DSUs.

20. WRITE-DOWN OF LONG-LIVED AND INTANGIBLE ASSETS

Write-downs relating to long-lived and intangible assets have been recognized as follows:

Years ended December 31,	2010(i)	2009(ii)	2008(iii)
Continuing operations — Real Estate Business			
Development properties — Land and improvements	**$ 40,646**	$ —	$ —
Commercial office	—	4,498	—
Vacant land and building	—	—	450
	40,646	4,498	450
Continuing operations — Racing & Gaming Business			
XpressBet	**3,513**	—	—
The Maryland Jockey Club	—	—	49,795
Lone Star Park	—	—	34,357
Golden Gate Fields	—	—	30,475
The Meadows	—	—	1,059
Dixon, California	—	—	10,092
	3,513	—	125,778
Discontinued operations — Racing & Gaming Business			
Magna Racino™	—	—	41,063
Portland Meadows	—	—	7,232
	—	—	48,295
	$ 44,159	$ 4,498	$174,523

(i) During the year ended December 31, 2010, the Real Estate Business recorded impairment charges of $40.6 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. In connection with the reorganization proposal received in the fourth quarter of 2010 (note 27), the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the assets over the estimated fair values based on external real-estate appraisals. The write-down reduced the cost of the land and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010.

During the second half of 2010, XpressBet's operations were adversely impacted by certain credit card companies choosing to block otherwise exempt internet gambling related transactions. As a result, the 2011 business plan reflected reductions in estimated future cash flows based on lower expectations for growth and profitability as it is anticipated that it will require additional time and investment to re-acquire customers that have either reduced or ceased their account wagering activity. Accordingly, during the year ended December 31, 2010, XpressBet recorded an impairment charge of $3.2 million relating to goodwill and $0.3 million relating to its trademark.

During the year ended December 31, 2010, an unconsolidated joint venture of the Racing & Gaming Business recorded a write-down of goodwill in the amount of $29.2 million for which the Company's share of the write-down was $14.9 million (note 7).

(ii) As a result of further weakening in the commercial office real estate market in Michigan, in the fourth quarter of 2009, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

(iii) During the year ended December 31, 2008, land and a vacant building was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its expected net realizable value as a result of the Real Estate Business reclassifying the property from "revenue-producing properties" to "properties held for sale".

During the year ended December 31, 2008, MJC, Lone Star Park, Golden Gate Fields and The Meadows experienced lower average daily attendance and decreased wagering activity compared to previous years. In addition, the 2009 business plans for these operations reflected reductions in estimated future cash flows based on lower expectations for growth and profitability resulting primarily from the significant downturn in the economy. Based on these impairment indicators, the long-lived and intangible assets of MJC, Lone Star Park, Golden Gate Fields and The Meadows were tested for recoverability. An expected present value approach of estimated future cash flows was used to determine the fair value of the long-lived and intangible assets. Based on this analysis, impairment charges were required in the year ended December 31, 2008 relating to (a) the entire amount of $47.8 million of MJC's racing licence, (b) the entire amount of $34.4 million of Lone Star Park's racing licence, (c) the entire amount of $27.7 million of Golden Gate Fields' racing licence and (d) $1.1 million of fixed assets used in the operation of The Meadows. In addition, impairment charges of $2.0 million at MJC and $2.8 million at Golden Gate Fields were required during the year ended December 31, 2008, relating to development projects that were determined unlikely to have any future benefit.

As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded an impairment charge of $10.1 million related to the Dixon, California real estate property in the year ended December 31, 2008, which represented the excess of the carrying value of the asset over the estimated net realizable value.

As a result of the classification of Magna Racino™ as discontinued operations in 2008 (note 4), an evaluation of whether the carrying value of the assets exceeds their estimated net realizable value is made at each reporting period. As a result, MEC recorded an impairment charge, included in discontinued operations, of $41.1 million during the year ended December 31, 2008, which represented the excess of the carrying value of the assets over the estimated net realizable value.

In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the "Instant Racing Rules"). In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC's favour, approving instant racing as a legal form of wager at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the Office of Administrative Hearings' recommendation, MEC recorded an impairment charge of $3.1 million in the year ended December 31, 2008 related to the instant racing terminals and build-out of the instant racing facility. In addition, as a result of the classification of Portland Meadows as discontinued operations (note 4), an evaluation of whether the carrying value of the assets exceeds their estimated net realizable value is made at each reporting period. As a result, MEC recorded a further impairment charge of $4.1 million during the year ended December 31, 2008 to reflect a decline in the estimated net realizable value of the assets. These aggregate impairment charges of $7.2 million are included in discontinued operations.

21. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed as follows:

Years ended December 31,	2010	2009	2008
Income (loss) from continuing operations	**$ (52,012)**	$(43,153)	$ 6,334
Income (loss) from discontinued operations	**—**	864	(18,606)
Net loss attributable to MID	**$ (52,012)**	$(42,289)	$(12,272)
Weighted average number of Class A Subordinate Voting and Class B Shares outstanding (thousands)	**46,708**	46,708	46,708
Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share			
— from continuing operations	**$ (1.11)**	$ (0.93)	$ 0.14
— from discontinued operations	**—**	0.02	(0.40)
	$ (1.11)	$ (0.91)	$ (0.26)

As a result of the net loss attributable to MID for each of the years ended December 31, 2010, 2009 and 2008, the exercise of 881,544 (2009 — 494,544; 2008 — 516,544) options to acquire Class A Subordinate Voting Shares of the Company have been excluded from the computation of diluted loss per share since the effect would be anti-dilutive.

22. DETAILS OF CASH FROM OPERATING ACTIVITIES

(a) Items not involving current cash flows are shown in the following table:

Years ended December 31,	2010	2009	2008
MID			
Straight-line rent adjustment	**$ 1,069**	$ 760	$ 75
Interest and other income from MEC	**—**	(43,419)	(9,034)
Stock-based compensation expense	**3,402**	2,734	112
Depreciation and amortization	**50,437**	41,349	43,419
Write-down of long-lived and intangible assets	**44,159**	4,498	450
Impairment provision (recovery) related to loans receivable from MEC	**(9,987)**	90,800	—
Equity loss	**29,501**	—	—
Deconsolidation adjustment to the carrying values of amounts due from MEC	**—**	504	—
Future income taxes	**11,011**	(11,645)	1,375
Loss (gain) on disposal of real estate	**1,205**	(206)	—
Other losses (gains), net	**16**	7,798	—
Purchase price consideration adjustment	**(21,027)**	—	—
Other	**898**	310	373
	110,684	93,483	36,770

Years ended December 31,	2010	2009	2008
MEC			
Stock-based compensation expense	—	23	303
Depreciation and amortization	—	7,014	45,668
Amortization of debt issuance costs	—	3,346	12,813
Equity loss (income)	—	(65)	3,042
Write-down of long-lived and intangible assets	—	—	125,778
Deconsolidation adjustment to the carrying value of the investment in MEC	—	46,173	—
Other losses (gains), net	—	—	(1,589)
Future income taxes	—	—	(33,198)
Other	—	20	2,441
	—	56,511	155,258
Eliminations (note 3(a))	—	(339)	(2,863)
Consolidated	**$110,684**	$149,655	$189,165

(b) Changes in non-cash working capital balances are shown in the following table:

Years ended December 31,	2010	2009	2008
MID			
Restricted cash	**$ 801**	$ —	$ —
Accounts receivable	**30,855**	571	4,954
Receivable from Reorganized MEC	**41,299**	—	—
Inventories	**(234)**	—	—
Loans receivable from MEC, net	**(613)**	(771)	17
Prepaid expenses and other	**1,522**	(5)	172
Accounts payable and accrued liabilities	**(52,294)**	7,392	988
Income taxes	**12,940**	2,981	(5,870)
Deferred revenue	**(4,145)**	1,542	1,663
	30,131	11,710	1,924
MEC			
Restricted cash	—	189	8,955
Accounts receivable	—	(18,624)	4,275
Prepaid expenses and other	—	(2,076)	(3,734)
Accounts payable and accrued liabilities	—	11,289	(12,940)
Income taxes	—	48	2,140
Loans payable to MID, net	—	653	(17)
Deferred revenue	—	217	1,775
	—	(8,304)	454
Eliminations (note 3(a))	—	(43)	250
Consolidated	**$ 30,131**	$ 3,363	$ 2,628

(c) Non-cash investing and financing activities

On April 30, 2010, the Company acquired the Transferred Assets with the purchase price being settled by the outstanding MEC loans of $347.1 million (note 2(c)) and cash payments aggregating $90.5 million.

23. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a) Fair Value

The Company has determined the estimated fair values of its consolidated financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company would realize in a current market exchange. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

Receivable from Reorganized MEC

The fair value of the receivable from Reorganized MEC is determined based on future cash flows from expected proceeds to be received from a Court-approved sale of an MEC asset.

Loans receivable from MEC, net

The fair value of the loans receivable from MEC, net was determined based on the future cash flows from expected proceeds to be received from Court-approved sales of MEC assets and the value of collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were to be transferred to the Company under the Plan or for which the Court had yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan. At December 31, 2009, the estimated fair value of the loans receivable from MEC was approximately $362.4 million. For additional details of the Plan, refer to note 2.

Senior unsecured debentures

The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At December 31, 2010, the fair value of the senior unsecured debentures was approximately $282.4 million (2009 — $219.0 million).

(b) Credit Risk

The Company's consolidated financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and receivable from Reorganized MEC.

Cash and cash equivalents and restricted cash include short-term investments, such as commercial paper, which are only invested in governments and corporations with a minimum credit rating of A− (based on Standard and Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Credit concentration risk is further reduced by limiting the amount that is invested in any one government or corporation. The Company does not have investments in asset-backed commercial paper.

Substantially all of the Real Estate Business' revenue is from Magna. Magna has an investment-grade credit rating from S&P and Dominion Bond Rating Service which mitigates the Company's credit concentration risk. As at December 31, 2010 and 2009, the Real Estate Business allowance for doubtful accounts in "accounts receivable" on the consolidated balance sheets was a nominal amount.

The Racing & Gaming Business, in the normal course of business, settles wagers for racetracks that it does not operate or manage and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of

accounts. At December 31, 2010, the Racing & Gaming Business' accounts receivable included on the Company's consolidated balance sheets were net of an allowance for doubtful accounts of $6.1 million, (2009 — nil), which was estimated based on a review of specific customer balances and related historical collection experience. As a result of the deconsolidation of MEC at the Petition Date (note 1(c)), at December 31, 2009, there are no MEC "accounts receivable" included on the Company's consolidated balance sheets.

The credit risk associated with the receivable from Reorganized MEC is described in note 2(a).

(c) Interest Rate Risk

The Company's consolidated results of operations are primarily exposed to interest rate risk on its credit facilities and, prior to the deconsolidation of MEC at the Petition Date (note 1(c)), MEC's variable-rate long-term debt. Based on the balances of these financial liabilities outstanding as at December 31, 2010, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" for the year ended December 31, 2010 by approximately $0.1 million.

The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in "cash and cash equivalents" and "restricted cash" on the Company's consolidated balance sheets. The balance of the Company's short-term investments fluctuates depending on the timing of the Company's operating cash flows, capital expenditures and other liquidity requirements. Assuming the balance of short-term investments at December 31, 2010 were outstanding throughout the entire year then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" for the year ended December 31, 2010 by approximately $0.3 million.

(d) Currency Risk

The Company is structured such that its foreign operations are self-sustaining. As a result, the Company's currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Company's corporate operations, which utilize the Canadian dollar as the functional currency, have exposure to U.S. dollar and euro denominated financial assets and liabilities. Based on the balance of these financial instruments at December 31, 2010, a 10% change in exchange rates between the Canadian dollar and the relevant currencies at December 31, 2010 would not have had a material impact on the Company's consolidated net loss for the year ended December 31, 2010.

The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At December 31, 2010, the Company did not have any foreign exchange forward contracts outstanding. At December 31, 2009, the Company held foreign exchange forward contracts to purchase Cdn. $0.6 million and sell U.S. $0.5 million. These contracts matured on January 4, 2010 and were entered into by a wholly-owned subsidiary of the Company with a U.S. dollar functional currency to mitigate its foreign exchange exposure to a Canadian dollar denominated payable to the Company's corporate operations having the Canadian dollar as its functional currency. Based on foreign exchange rates at December 31, 2009, the fair value of these foreign exchange forward contracts at December 31, 2009 was a liability of approximately $10 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets.

(e) Derivative Financial Instruments

The following tables summarize the impact of these derivative financial instruments in the Company's consolidated financial statements as at December 31, 2010 and 2009 and for the years then ended:

As at December 31,	2010	2009
Derivatives not designated as hedging instruments		
Foreign exchange forward contracts		
— included in accounts payable and accrued liabilities	$ —	$10

Years ended December 31	Location of Losses (Gains) Recognized in Income on Derivatives	Amount of Losses (Gains) Recognized in Income on Derivatives	
		2010	2009
Derivatives not designated as hedging instruments			
Foreign exchange forward contracts	Foreign exchange losses (gains)	$(10)	$526

(f) Fair Value Measurements

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at December 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS			
Assets carried at fair value			
Cash and cash equivalents	$ 85,407	$—	$ —
Restricted cash	9,334	—	—
ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS			
Trademark(i)	$ —	$—	$ 3,800
Goodwill(i)	—	—	7,191
Development properties — Land and improvements(ii)	—	—	39,449

As at December 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS			
Assets carried at fair value			
Cash and cash equivalents	$135,163	$—	$ —
Restricted cash	458	—	—
Loans receivable from MEC, net (note 3(a))(iii)	—	—	362,404
Liabilities carried at fair value			
Foreign exchange forward contracts(iv)	—	10	—
ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS			
Real estate property(v)	$ —	$—	$ 10,000

(i) During the year ended December 31, 2010, a trademark with a cost of $4.1 million was written down to fair value of $3.8 million (note 20). The write-down of $0.3 million is included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010. This is a Level 3 fair value measurement as the fair value of the trademark was determined based on the present value of estimated royalty rates using a net revenue stream determined by the relief-from-royalty valuation methodology.

During the year ended December 31, 2010, goodwill in the amount of $10.4 million was written down to fair value of $7.2 million (note 20). The write-down of $3.2 million is included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010.

This is a Level 3 fair value measurement as the fair value of goodwill was determined based on the present value of future cash flows of the reporting unit.

(ii) During the year ended December 31, 2010, certain lands held for development in the amount of $80.0 million were written down to fair value of $39.4 million (note 20). The write-down of $40.6 million is included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010. This is a Level 3 fair value measurement as the fair value of the development properties were determined based on external real estate appraisals using estimated prices at which comparable assets could be purchased and adjusted for, among other things, location, size, zoning/density and topography of the properties.

(iii) The following table reconciles the beginning and ending balances of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009:

Years ended December 31,	2010	2009
Loans receivable from MEC, net, beginning of year	**$ 362,404**	$ —
Loan advances to MEC	**13,804**	—
Loan repayments from MEC	**(60,794)**	—
Non-cash settlement of loan receivable from MEC (note 3(a))	**(326,012)**	—
Impairment recovery related to loans receivable from MEC (note 3(a))	**9,987**	—
Other	**611**	—
Loans receivable from MEC, net, end of year	**$ —**	$ —

Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. As at December 31, 2009, loans receivable from MEC, net with an aggregate cost of $453.2 million were written down to fair value of $362.4 million. At April 30, 2010, loans receivable from MEC, net were settled. Loans receivable from MEC, net are a Level 3 fair value measurement as estimated recoverability is partially determined based on the value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan (note 3(a)).

(iv) Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at December 31, 2009.

(v) During the year ended December 31, 2009, a real estate property with a cost of $14.5 million was written down to fair value of $10.0 million (note 20). The write-down of $4.5 million was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2009. This is a Level 3 fair value measurement as the fair value of the real estate property was determined based on the present value of the estimated future cash flows from the leased property.

24. SEGMENTED INFORMATION

The Company's reportable segments are described in note 1(a) to the accompanying consolidated financial statements.

(a) The following tables present total assets and a measure of earnings with respect to the Company's operating segments:

As at December 31,	2010	2009
Total assets		
Real Estate Business	**$1,940,178**	$1,918,151
Racing & Gaming Business	**530,575**	—
	2,470,753	1,918,151
Eliminations (note 1(a))	**(526,425)**	—
Total assets	**$1,944,328**	$1,918,151

Years ended December 31,	2010	2009	2008
Revenues			
Real Estate Business	**$174,480**	$224,034	$ 219,141
Racing & Gaming Business	**183,880**	152,935	591,998
	358,360	376,969	811,139
Eliminations (note 3(a))	**—**	(9,636)	(40,566)
Revenues	**$358,360**	$367,333	$ 770,573
Interest expense, net			
Real Estate Business	**$ 16,197**	$ 13,535	$ 10,195
Racing & Gaming Business	**250**	14,960	72,600
	16,447	28,495	82,795
Eliminations (note 3(a))	**—**	(9,510)	(39,963)
Interest expense, net	**$ 16,447**	$ 18,985	$ 42,832
Depreciation and amortization			
Real Estate Business	**$ 41,560**	$ 41,349	$ 43,419
Racing & Gaming Business	**8,877**	7,014	45,668
	50,437	48,363	89,087
Eliminations (note 3(a))	**—**	(29)	(172)
Depreciation and amortization	**$ 50,437**	$ 48,334	$ 88,915

Years ended December 31,	2010	2009	2008
Equity loss (income)			
Real Estate Business	$ —	$ —	$ —
Racing & Gaming Business	29,501	(65)	3,042
	29,501	(65)	3,042
Eliminations (note 3(a))	—	—	—
Equity loss (income)	$ 29,501	$ (65)	$ 3,042
Income tax expense (recovery)			
Real Estate Business	$ 33,413	$ 1,678	$ 11,366
Racing & Gaming Business	29	59	(30,281)
	33,442	1,737	(18,915)
Eliminations (note 3(a))	—	—	—
Income tax expense (recovery)	$ 33,442	$ 1,737	$ (18,915)
Net income (loss)			
Real Estate Business	$ 24,671	$ 11,717	$ 132,172
Racing & Gaming Business	(76,683)	(54,342)	(146,395)
	(52,012)	(42,625)	(14,223)
Eliminations (note 3(a))	—	336	1,951
Net loss attributable to MID	$ (52,012)	$ (42,289)	$ (12,272)

(b) The following tables show certain information with respect to geographic segmentation:

Revenues — years ended December 31,	2010	2009	2008
Real Estate Business			
Europe	$ 73,419	$128,352	$119,722
Canada	57,838	53,188	56,679
United States	31,234	30,420	30,730
Mexico	11,989	12,074	12,010
	174,480	224,034	219,141
Racing & Gaming Business			
United States	178,644	151,218	570,849
Canada	2,256	552	4,345
Europe	—	967	14,677
Australia	2,980	198	2,127
	183,880	152,935	591,998
Eliminations (note 3(a))	—	(9,636)	(40,566)
Consolidated	$358,360	$367,333	$770,573

Real estate properties, net — as at December 31,	2010	2009
Real Estate Business		
Europe	**$ 488,114**	$ 530,341
Canada	**490,582**	477,548
United States	**261,742**	307,561
Mexico	**74,696**	74,395
	1,315,134	1,389,845
Racing & Gaming Business		
United States	**349,867**	—
	349,867	—
Consolidated	**$1,665,001**	$ 1,389,845

Fixed assets, net — as at December 31,	2010	2009
Real Estate Business		
Europe	**$ 49**	$ 88
Canada	**161**	145
	210	233
Racing & Gaming Business		
United States	**12,476**	—
Canada	**2,329**	—
Australia	**207**	—
	15,012	—
Consolidated	**$ 15,222**	$ 233

25. COMMITMENTS AND CONTINGENCIES

(a) In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b) The Company has learned of the filing of a Statement of Claim (commenced by a Notice of Action) against it and certain of its current and former directors and officers with the Ontario Superior Court of Justice by certain shareholders alleging, among other things, that directors of MID breached their duties in connection with certain transactions with MEC. MID has not been served with this Statement of Claim or Notice of Action. The Company believes that this claim is entirely without merit. These shareholders filed the claim on May 21, 2010, but did not serve it upon MID or any of the other defendants. If and when the shareholders who have commenced this new claim decide to pursue it, MID will defend the claim vigorously and will seek the highest cost award possible in the circumstances.

(c) The Company's Racing & Gaming Business operations generate a substantial amount of its revenues from wagering activities and are subject to the risks inherent in the ownership and operation of its racetracks. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d) In addition to the letters of credit issued under the Company's credit facilities (note 11), the Company had $2.3 million of letters of credit issued with various financial institutions at December 31, 2010 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(e) The Company has provided indemnities related to surety bonds issued in the process of obtaining licences and permits at certain of the Company's Racing & Gaming Business racetracks and to guarantee various construction projects related to activities of its subsidiaries. At December 31, 2010, these indemnities amount to $5.4 million, with expiration dates through 2013.

(f) At December 31, 2010, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $8.7 million (2009 — $1.1 million).

(g) In August 2010, the Company introduced the creation of the "Preakness 5.5", a bonus program which could award an aggregate of $5.5 million to the winner of the Preakness Stakes in May 2011. The bonus will be shared between the horse owner and the trainer. In order to qualify for the Preakness 5.5, two pre-qualifying races must be won. XpressBet will also sponsor the "XpressBet .55", a prize of $550 thousand awarded to the winner of the 2011 Preakness if that horse was not eligible for the Preakness $5.5 million bonus but was a runner in one of the pre-qualifying races and finished first, second or third in the second pre-qualifying race. The Company has acquired insurance coverage in the amount of $4.25 million for the Preakness 5.5 program. Should additional insurance coverage not be obtained, the Company is committed to award the remaining $1.25 million if there is a winner of the Preakness 5.5. In addition, the Company has acquired insurance coverage in the amount of $550 thousand for the XpressBet .55 program.

(h) In September 2010, the Company announced the introduction of the "Black-Eyed Susan 2.2", a bonus program that could award an aggregate of $2.2 million to the winning horse owner and trainer of the Black-Eyed Susan Stakes in May 2011. To qualify for the Black-Eyed Susan Stakes, a three-year-old horse must first win two pre-qualifying races plus the Gulfstream Park Oaks race. Also, the Company has committed to award the "XpressBet Consolation Prize", an aggregate of $220 thousand to the horse owner and trainer if they are a runner in a pre-qualifying race of the Black-Eyed Susan 2.2, finishes first, second or third in the Gulfstream Park Oaks race and wins the Black-Eyed Susan Stakes. In addition, the Company is committed to award $50 thousand for the "AmTote Jockey Bonus". This prize is awarded to the Black-Eyed Susan Stakes winning jockey who wins one of the qualifying races and competes in at least one other qualifying race. The Company has acquired insurance coverage in the amount of $2.2 million for the Black-Eyed Susan 2.2 bonus program. In addition, the Company is committed to award the XpressBet Consolation Prize and the AmTote Jockey Bonus should there be a winner as described above.

(i) On March 4, 2007, certain of the Transferred Assets entered into a series of agreements with Churchill Downs Incorporated ("CDI") in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horse racing content and to promote the availability of horse racing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet"), a reciprocal content swap agreement and the purchase by CDI from the Transferred Assets of a 50% interest in HRTV®. Under the reciprocal content swap agreement, the Company and CDI exchanged their respective horse racing signals. Both the Company and CDI are required to make capital contributions, as required, on an equal basis, to fund the operations of HRTV, LLC. The TrackNet joint venture is in the process of being dissolved.

(j) In May 2005, a Limited Liability Company Agreement was entered into between the Transferred Assets and Forest City concerning the development of The Village at Gulfstream Park™, an outdoor shopping and entertainment centre adjacent to Gulfstream Park that opened in February 2010. Forest City contributed $15.0 million as an initial capital contribution. The Company is obligated to contribute 50% of any equity amounts in excess of $15.0 million, as required. If the Company or Forest City fail to make required capital contributions when due, then either party to the agreement may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the partners would be adjusted accordingly. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements

and reserves) will first be distributed to the Forest City partner, subject to certain limitations, until such time as the initial contribution accounts of the partners are equal. Thereafter, the cash receipts are generally expected to be distributed to the partners equally, provided they maintain their equal interest in the partnership. The annual cash payments made to the Forest City partner to equalize the partners' initial contribution accounts will not exceed the amount of the annual ground rent.

(k) On May 8, 2008, the Los Angeles Turf Club, Incorporated. ("LATC") commenced civil litigation in the District Court in Los Angeles for breach of contract. It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The defendants were served with the complaint and filed a motion to dismiss the action for lack of personal jurisdiction. On October 20, 2008, the presiding judge denied the defendants' motions. The defendants have filed answers and cross complaints against all other vendors who participated in the removal and construction of the track. In addition, the defendants filed a counter-claim against LATC, which was dismissed. A court-ordered mediation was held on December 1, 2010 and the mediator had requested the defendants to provide additional documents by December 24, 2010. The documents are being reviewed by the mediator.

(l) The California Regional Water Quality Control Board (the "Control Board") requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and water table as a result of maintenance of the horse population on site. With the issuance of the permit in 2006, there are certain compliance efforts the Control Board requested that management address over the five-year permit period. The Control Board has not given deadlines for immediate compliance nor is Santa Anita Park's current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Upon receipt of the permit, Santa Anita commenced discussions with the Control Board regarding the nature of the compliance requests and commenced the planning process as to how Santa Anita would address these requirements. A number of these requirements have been or are expected to be addressed through planned capital projects. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirement. This process will span several years as Santa Anita Park addresses each of these requirements. The exact scope, cost and timing of the remediation efforts have not been finalized and a compliance plan has not been agreed upon with the Control Board. It has been concluded that no accrual is required at December 31, 2010, since the Control Board had granted a permit for a five-year period, there were no manifestations by the Control Board for immediate compliance and Santa Anita Park had not finalized a compliance plan with the Control Board.

(m) On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement, however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the $10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional $5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the Transferred Assets (note 2(c)), MID received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, MID expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any.

Also, on the completion of the sale in November 2006, the parties entered into a racing services agreement whereby MEC agreed to pay $50 thousand per annum and continue to operate, for its own account, the racing operations at The Meadows until at least July 2011. However, as a result of MEC's Chapter 11 filing on the Petition Date (note 1(c)), on August 31, 2009, MEC was authorized by the Court to terminate the racing services agreement. $5.6 million of the proceeds from the sale of The Meadows was initially deferred and included in MEC's "other long-term liabilities" representing the estimated net present value of the future operating losses expected over the term of the racing services agreement. Such amount was being recognized as a reduction of "general and administrative" expenses in MEC's results of operations over the term of the racing services agreement. Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expired on December 31, 2009, whereby the horsemen made contributions to subsidize backside maintenance and marketing expenses at The Meadows. As a result, the estimated operating losses expected over the remaining term of the racing services agreement were revised, resulting in $2.0 million of previously deferred gains being recognized in "other gains (losses), net" for the year ended December 31, 2008.

(n) The Company owns an approximate 22% interest in the real property upon which Portland Meadows is located, and also owns the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires the Portland Meadows racetrack to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (i) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (ii) five percent of revenues not related to horseracing up to $0.8 million, and (iii) three percent of revenues not related to horseracing in excess of $0.8 million. As the owner of an approximate 22% interest in the real property, Portland Meadows receives approximately 22% of the rent payments, which are applied to the rental payments made by Portland Meadows in order to reduce rent expense, which is included in "operating costs" on the consolidated statements of loss for the year ended December 31, 2010 and in "discontinued operations" for the years ended December 31, 2009 and 2008.

(o) At December 31, 2010, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:

2011	**$1,924**
2012	**1,434**
2013	**1,177**
2014	**989**
2015	**834**
Thereafter	**—**
	$6,358

(p) Commitments under operating leases do not include contingent rental payments. For the year ended December 31, 2010, operating lease expense amounted to approximately $1.3 million (2009 — $1.5 million; 2008 — $5.7 million).

26. RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net loss attributable to MID, earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive income (loss) attributable to MID under Canadian GAAP:

	2010	2009	2008
Net loss attributable to MID under U.S. GAAP	**$(52,012)**	$ (42,289)	$ (12,272)
Interest expense on subordinated notes(i)	**—**	6,570*	(1,265)
Depreciation and amortization(ii)	**—**	(340)*	54
Stock-based compensation(iii)	**—**	3,204*	—
Development property carrying costs(iv)	**—**	—	580
Net gain on related party asset sale(v)	**—**	—	9,914
Foreign currency translation losses(vi)	**(8,004)**	(28,241)	(105)
Other	**—**	—	(122)
Net loss attributable to MID under Canadian GAAP	**$(60,016)**	$ (61,096)	$ (3,216)
Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share			
— continuing operations	**$ (1.28)**	$ (1.33)	$ 0.40
— discontinued operations	**—**	0.02	(0.47)
	$ (1.28)	$ (1.31)	$ (0.07)
Comprehensive loss attributable to MID under U.S. GAAP	**$(74,253)**	$ (5,934)	$(101,712)
Net adjustments to U.S. GAAP net loss per above table	**—**	(18,807)	9,056
Translation of development property carrying costs(iv)	**380**	210	(226)
Foreign currency translation gains(vi)	**8,004**	28,241	105
Employee defined benefit and postretirement plans(vii)	**120**	(728)*	601
Comprehensive income (loss) attributable to MID under Canadian GAAP	**$(65,749)**	$ 2,982	$ (92,176)

* Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(c)).

(i) Financial Instruments and Long-term Debt

Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

(ii) Depreciation and Amortization

Based on the terms of MEC's sale of The Meadows in 2006, the sale of The Meadows' real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC was deemed to have a continuing interest in the transaction. Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC's "other long-term liabilities" on the Company's consolidated balance sheets at December 31, 2008. Under U.S. GAAP,

these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition. Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

(iii) Stock-based Compensation

Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company also adopted this policy under U.S. GAAP effective January 1, 2004. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit. As a result, prior to the deconsolidation of MEC (note 1(c)), $3.2 million of MEC's stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders' equity under U.S. GAAP but not under Canadian GAAP.

(iv) Capitalization of Development Property Carrying Costs

Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, Codification Subtopic 970-360, "Real Estate — Property, Plant and Equipment", is more restrictive than Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, Plant and Equipment", in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

(v) MEC Sales to Magna

Under Canadian GAAP, a gain on the sale of real estate to a related party that owns less than 80% of the vendor's share capital, where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP. However, under U.S. GAAP, where the related tax effect of the gain on the related party transaction is offset by the utilization of losses from activities other than the related party transaction, the benefit from such losses is recognized as an income item rather than as a contribution of equity.

(vi) Investment Translation Gains or Losses

Under Canadian GAAP, investment translation gains or losses are accumulated in the "accumulated other comprehensive income" component of shareholders' equity, and the appropriate amounts of the investment translation gains or losses are reflected in income when there is a reduction resulting from capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of the investment translation gains or losses are only reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

(vii) Employee Defined Benefit and Postretirement Plans

Codification Topic 715, "Compensation — Retirement Benefits" requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to "accumulated other comprehensive income", net of related tax and noncontrolling interest impact. No such adjustment is required under Canadian GAAP.

(viii) Joint Ventures

Under U.S. GAAP, the Company's investments in joint ventures are accounted for using the equity method of accounting, resulting in the proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, "equity loss (income)" on the Company's consolidated statements of loss. Similarly, the Company's investments in joint ventures are included in a single line, "other assets", on the Company's consolidated balance sheets. Only

cash invested by the Company into its interests in joint ventures are reflected in the Company's consolidated statements of cash flows. Under Canadian GAAP, the Company's investments in joint ventures are accounted for using the proportionate consolidation method. The Company's proportionate share of the joint ventures in which it has an interest is added to the consolidated balance sheets, consolidated statements of loss and consolidated statements of cash flows on a line-by-line basis.

The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

As at December 31, 2010	U.S. GAAP	Joint Ventures	Benefit Plans	Property Carrying Costs	Canadian GAAP
Cash and cash equivalents	$ 85,407	$ 2,703	$ —	$ —	$ 88,110
Restricted cash	9,334	67	—	—	9,401
Accounts receivable	30,029	3,847	—	—	33,876
Income taxes receivable	2,184	408	—	—	2,592
Inventories	4,763	85	—	—	4,848
Prepaid expenses and other	12,078	2,271	—	—	14,349
Real estate properties, net	1,665,001	129,459	—	4,859	1,799,319
Fixed assets, net	15,222	650	—	—	15,872
Other assets	42,985	(30,607)	—	—	12,378
Future tax assets	3,596	—	—	(218)	3,378
Accounts payable and accrued liabilities	70,753	19,223	—	—	89,976
Long-term debt due within one year	2,254	2,100	—	—	4,354
Deferred revenue	6,376	143	—	—	6,519
Long-term debt	—	78,598	—	—	78,598
Other long-term liabilities	4,340	7,500	(2,137)	—	9,703
Future tax liabilities	66,551	1,319	—	1,413	69,283
Shareholders' equity	1,492,380	—	2,137	3,228	1,497,745

As at December 31, 2009	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$ 1,389,845	$ 4,325	$ 1,394,170
Future tax assets	9,850	(218)	9,632
Future tax liabilities	37,824	1,258	39,082
MID shareholders' equity	1,589,542	2,849	1,592,391

27. SUBSEQUENT EVENTS

(a) On January 31, 2011, the Company entered into definitive agreements with respect to a reorganization proposal which contemplates the elimination of MID's dual class share capital structure through which Mr. Frank Stronach and his family control MID (the "Stronach Shareholder"). The reoganization proposal achieves this through: i) the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of MID's Racing & Gaming Business as well as lands held for development as described in note 5(a) and other assets (and associated liabilities), and $20 million of working capital as of January 1, 2011 and ii) the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares, which following cancellation of the Class B Shares will be renamed Common Shares. As part of the reorganization proposal, MID must contribute to the Racing & Gaming Business cash in the amount of $2.5 million in respect of January 2011 and $3.8 million per month in respect of the period from February 1, 2011 to

closing. In addition, MID and the Stronach shareholder have agreed to split equally any amounts received upon the completion of the sale of Lone Star LP and any proceeds pursuant to The Meadows Holdback Agreement.

The reorganization proposal was made by holders of MID's Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the "Initiating Shareholders"), including eight of MID's top ten shareholders, and is supported by MID's controlling shareholder, which holds 57% of the votes attaching to MID's outstanding shares. Each of the Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the proposed reorganization. In addition, shareholders representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the proposed reorganization.

The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement (the "Arrangement") under the *Business Corporations Act* (Ontario) and will be subject to approval by shareholders at the annual and general meeting scheduled to be held on March 29, 2011 and the Ontario Superior Court of Justice thereafter. The Board of Directors has approved MID entering into the transaction and recommends that the holders of Class A Subordinate Voting Shares and Class B Shares vote in favour of the resolution approving the Arrangement (the "Arrangement Resolution"). The votes represented by the Stronach Shareholder, the Initiating Shareholders and the other holders of the Class B Shares who have agreed to vote in favour of the Arrangement will be sufficient to pass the Arrangement Resolution.

(b) On October 1, 2010, ST Acquisition Corp. ("STAC"), a corporation controlled by members of the Stronach family, announced by way of press release that it intended to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it did not already own at a price of $13.00 per share in cash (the "Proposed STAC Offer"). The closing price of the Class A Subordinate Voting Shares on the TSX and the NYSE on September 30, 2010 was Cdn.$11.25 and $10.99, respectively. The Proposed STAC Offer was not conditional on any minimum number of shares being tendered. STAC has subsequently advised MID that, as a result of the reorganization proposal, it has suspended the Proposed STAC Offer.

(c) On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including MJC and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's Chairman and Chief Executive Officer, Frank Stronach, in the Circuit Court for Baltimore City in Baltimore Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to Plaintiff PPE Casino Resorts Maryland, LLC to conduct alternative gaming at the Arundel Mills Mall. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit.

Corporate Information

Board of Directors

Frank Stronach
Chairman of the Board

Dennis J. Mills
Vice-Chairman

Senator Rod A.A. Zimmer
Lead Director Member of the Senate of Canada and President of The Gatehouse Corporation

Franz Deutsch
President, Austrian Canadian Business Club

Benjamin Hutzel
Retired Partner, Bennett Jones LLP

Manfred Jakszus
Corporate Director

Heribert Polzl
President, H. Polzl Consulting Ltd.

Lorne Weiss
Wealth Advisor and Associate Director, Wealth Management, ScotiaMcLeod

Officers

Frank Stronach
Chairman and Chief Executive Officer

Dennis J. Mills
Vice-Chairman

Don Cameron
Chief Operating Officer

John Simonetti
Interim Chief Financial Officer

Lorne Kumer
Vice-President, Real Estate

Vito Ciraco
Vice-President and Associate General Counsel

Office Locations

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com

Investor Relations Queries

John Simonetti
Interim Chief Financial Officer
(905) 726-7133

Transfer Agents and Registrars

Canada
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Phone: 1 (800) 564-6253
www.computershare.com

United States
Computershare Trust Company N.A.
250 Royall Street
Canton, Massachusetts, USA 02021
Phone: 1 (800) 962-4284

Exchange Listings

Class A Subordinate Voting Shares – Toronto Stock Exchange **(MIM.A)**
Class B Shares – New York Stock Exchange **(MIM)**
– Toronto Stock Exchange **(MIM.B)**

2011 Annual Meeting of Shareholders

The 2011 Annual General & Special Meeting of Shareholders will be held at the TMX Broadcast Gallery, The Exchange Tower, 130 King St. West, Toronto, Ontario, Canada
on Thursday, March 29, 2011
commencing at 10:00 am. *(Toronto time)*

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2010 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.



MI Developments Inc.

455 Magna Drive, 2nd Floor
Aurora, Ontario
Canada L4G 7A9

Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com